02034676

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. George Bank Limited

*CURRENT ADDRESS Level 8, 182 George Street
Sydney NSW 2000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

FILE NO. 82- 3809

FISCAL YEAR 9/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 5/31/02

CONTENTS

PAGE

82-3809

AR/S
9-30-01

st.george

St.George Bank Limited

ACN 055 513 070

GROUP FINANCIAL RESULTS

AND

DIVIDEND ANNOUNCEMENT

for the year ended

30 SEPTEMBER 2001

Released
7 November 2001

02 MAY 21 AM 10:2

Available on our Internet site at www.stgeorge.com.au

1 Financial Summary

1.1 Results at a Glance

Profit and Loss

- Profit available to ordinary shareholders was $336 million (30 September 2000: $286 million), an increase of 17.5%.
- Non-interest income before significant items, increased to $682 million (30 September 2000: $552 million), an increase of 23.6%
- Operating expenses before significant items increased to $1,126 million (30 September 2000: $1,104 million), a relatively small increase of 2.0%
- Basic earnings per ordinary share before significant items and goodwill amortisation increased to 101.9 cents (30 September 2000: 83.0 cents)
- Return on average ordinary equity before significant items and goodwill amortisation increased to 16.56% (30 September 2000: 13.86%)

Balance Sheet

- Total assets were $50.8 billion (30 September 2000: $49.6 billion), an increase of 2.4%.
- Receivables (both on and off-balance sheet) were $45.9 billion (30 September 2000: $42.9 billion), an increase of 7.2%.
- Significant marketing programs were undertaken that stabilised our market share of residential loans.
- Home equity receivables grew by 20.7% during the year, demonstrating strong focus on more profitable areas of growth.
- Retail funding was $25.7 billion (30 September 2000: $22.9 billion), an increase of 12.1%, the largest increase since the 1997 acquisition of Advance Bank.

Dividends

- A final ordinary dividend of 34 cents per ordinary share, fully franked (30 September 2000: 29 cents) has been declared by the Board, reflecting the strong results for the year. This brings the total dividend to 65 cents, an increase of 18.2%.
- The Dividend Reinvestment Plan will operate for the final dividend, with a one-off 2.5% discount.

Other

- Managed funds stood at $15.2 billion (30 September 2000: $13.6 billion) an increase of 11.5%. SEALCORP grew 18.9% to $11.0 billion.
- Net non-accrual loans as a percentage of net receivables increased to 0.12% (30 September 2000: 0.07%). The Group's level of non-accrual loans is still low by industry standards.

1.2 Group Highlights

The financial information provided in this statement of financial results and dividend announcement relates to the operations of St.George Bank Limited and its controlled entities ("the Group") for the year ended 30 September 2001. The results have been subject to an independent audit by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability.

		---Six months to---		---Twelve months to---	
		Sept 2001	March 2001	**Sept 2001**	Sept 2000
TOTAL ON BALANCE SHEET ASSETS	$m	50,804	47,958	**50,804**	49,610
SECURITISED RECEIVABLES	$m	5,070	4,190	**5,070**	2,811
OPERATING PROFIT					
Before preference dividends and:					
- after income tax, OEI [1] and before goodwill and significant items [2]	$m	283	261	**544**	452
- after income tax, OEI, goodwill and before significant items	$m	234	211	**445**	351
- after income tax, OEI, goodwill and significant items	$m	194	211	**405**	354
After preference dividends (ie available to ordinary shareholders) and:					
- after income tax, OEI and before goodwill and significant items	$m	252	223	**475**	384
- after income tax, OEI, goodwill and before significant items	$m	203	173	**376**	283
- after income tax, OEI, goodwill and significant items	$m	163	173	**336**	286
UNDERLYING PROFIT (refer page 14)	$m	476	411	**887**	747
RETURN ON AVERAGE ASSETS (Annualised) [3]					
- after income tax, OEI and before goodwill and significant items		1.14%	1.06%	**1.09%**	0.95%
- after income tax, OEI, goodwill and significant items		0.78%	0.85%	**0.81%**	0.74%
RETURN ON AVERAGE RISK WEIGHTED ASSETS (Annualised) [3]					
- after income tax, OEI and before goodwill and significant items		1.95%	1.86%	**1.90%**	1.72%
- after income tax, OEI, goodwill and significant items		1.34%	1.50%	**1.42%**	1.34%
RETURN ON AVERAGE ORDINARY EQUITY (Annualised) [4]					
- after income tax, OEI and before goodwill and significant items		17.36%	15.78%	**16.56%**	13.86%
- after income tax, OEI, goodwill and before significant items		13.98%	12.24%	**13.11%**	10.21%
- after income tax, OEI, goodwill and significant items		11.23%	12.24%	**11.71%**	10.32%
EXPENSES AS % AVERAGE ASSETS - (excluding goodwill and significant items)		2.06%	2.08%	**2.07%**	2.11%
EXPENSE / INCOME RATIO - (excluding goodwill and significant items)		51.7%	55.6%	**53.6%**	58.2%
INTEREST MARGIN		2.78%	2.74%	**2.76%**	2.70%
ORDINARY DIVIDEND (Fully franked)	Cents	34.0	31.0	**65.0**	55.0
EARNINGS PER ORDINARY SHARE [5] (Annualised)					
Basic					
- before goodwill and significant items	Cents	107.1	96.6	**101.9**	83.0
- after goodwill and significant items	Cents	69.4	74.9	**72.1**	61.8
Diluted					
- before goodwill and significant items	Cents	108.2	92.6	**101.6**	80.5
- after goodwill and significant items	Cents	71.4	71.9	**72.6**	61.5
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	3.28	2.93	**3.28**	2.90
CAPITAL ADEQUACY RATIO		11.1%	10.8%	**11.1%**	11.5%

(1) OEI refers to Outside Equity Interests in controlled entities.
(2) Under the revised accounting standard AASB 1018, abnormal items no longer exist. Prior period abnormal items have been classified as 'significant items' for comparative purposes. Refer page 15 for discussion.
(3) Before preference dividends.
(4) After preference dividends.
(5) Comparatives have been restated in accordance with the amended AASB 1027 *'Earnings per Share'*.

1.2 Group Highlights (cont...)


Operating Profit and Return on Average Ordinary Equity
$ million
600
550
500
450
400
350
300
250
200
18%
17%
16%
15%
14%
13%
12%
11%
10%
257
341
358
384
475
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Operating profit after income tax, preference dividends, OEI and before goodwill and significant items
Return on average ordinary equity after income tax, preference dividends, OEI and before goodwill and significant items

Net Interest Income

- Net Interest Income for the year was $1,235 million (30 September 2000: $1,172 million) an increase of 5.4%. During the year ended 30 September 2000, the cash to 90-day spread unfavourably affected interest margin. This trend reversed during the September 2001 financial year. In addition, growth in receivables and changes in its composition have increased the Group's ability to steady interest income.
- The second half growth in net interest income was $11 million. This was achieved despite intense competitive pressure.

Diversification of Income Streams

- Non-interest income (excluding significant items) was $682 million (30 September 2000: $552 million) an increase of 23.6%. Non-interest income (excluding significant items) now accounts for 35.6% of total income (30 September 2000: 32.0%)
- Managed funds have continued their rapid growth to $15.2 billion at 30 September 2001 from $13.6 billion at 30 September 2000. The current year growth occurred despite the transfer of the $0.9 billion Advance Property Fund to Stockland Limited on 1 December 2000.

Cost Containment

- The expense to income ratio, before goodwill amortisation and significant items, fell to 53.6% (30 September 2000: 58.2%). The improvement is attributable to the focussed development of non-interest income, while streamlining processes and achieving sustainable cost containment.
- Operating expenses before goodwill and significant items were $1,027 million for the year (30 September 2000: $1,003 million). Included in these operating expenses is non-recoverable GST expense of $24 million for the year (30 September 2000: $4 million).
- Operating expenses (before goodwill and significant items) remained stable in the second half at $512 million (half year to 31 March 2001: $515 million) reflecting the success of the Group Redesign.

1.2 Group Highlights (cont...)

Shareholder Returns

- Return on average ordinary equity (before goodwill and significant items) increased to 16.56% (30 September 2000: 13.86%).
- Basic earnings per ordinary share (before goodwill and significant items) increased to 101.9 cents (30 September 2000: 83.0 cents).
- The Board has declared a final ordinary dividend of 34 cents per ordinary share, payable on 14 December 2001. This dividend will be fully franked at 30%.

Capital Management

- Conversion of $140 million of unissued allotted capital (STRYPES) into 18.4 million ordinary shares on 14 August 2001.
- Completion of $3.3 billion securitisation of residential loans receivables via two issues through the Crusade Program.
- Share buy-back of $376 million completed on 28 March 2001.
- Issue of $300 million of Preferred Resetting Yield Marketable Equity Securities (PRYMES) on 21 February 2001, raising $291 million after underwriting and other expenses.
- Conversion of $360 million Converting Preference Shares to ordinary shares on 29 March 2001.
- The Dividend Reinvestment Plan will operate for the final dividend, with a one-off 2.5% discount. The DRP will be underwritten to the extent of $120 million.

Assets and Asset Quality

- Receivables (on and off-balance sheet) were $45.9 billion (30 September 2000: $42.9 billion) an increase of 7.2%.
- Bad and doubtful debts expense for the year ended 30 September 2001 was $77 million (30 September 2000: $50 million). This expense was impacted by a provision on one of the Bank's larger exposures.
- The general provision associated with the $3.3 billion of securitised loans during the year was reversed. Despite this reversal, the level of general provision is $4 million above the accepted industry level of 0.5% of risk-weighted assets.

Market Share

- The Group's market share of residential loan receivables has stabilised during the year. On and off balance sheet residential loans grew 2.8% for the six months to 31 March 2001, from $30,472 million to $31,323 million and 6.4% for the six months to 30 September 2001, from $31,323 million to $33,334 million.

2 Business Summary

2.1 Executive Leadership

St.George's Chief Executive Officer and Managing Director, Mr Ed O'Neal died on 16 September 2001. Ed's leadership has been instrumental in greatly improving the efficiency and profitability of the Group and will be greatly missed.

As a result of Ed's untimely death, the Board has appointed Frank Conroy to act as Executive Chairman and Lou Morris as Acting Chief Operating Officer. St.George has begun its search for Ed's replacement.

2.2 Strategic Overview

St.George, the nation's fifth largest bank, continues to offer Australian consumers a real banking alternative by differentiating itself from major competitors in terms of service quality and value offered. The strategic focus of the Group is to build on the enabling platform of Best Bank, increase focus on sales to target segments, give priority to Wealth Management, and continue to grow organically.

Many of the process improvements implemented during the past year were designed to increase the speed and consistency of customer service in both call centres and branches and to enhance self-service options such as internet and phone banking.

Customer satisfaction surveys conducted by Roy Morgan Research (source: Roy Morgan Research August 1999 – July 2001) show that St.George continues to maintain its position well ahead of the four major banks for customer satisfaction nationally.

The Bank regularly conducts its own customer satisfaction surveys across all areas of the business. An integral part of this program is the associated staff training that is designed to target specific concerns highlighted by the surveys. Customer satisfaction is a key performance measure for all staff and a proportion of annual incentive compensation is based on survey results.

One of the Group's key priorities now is to deepen relationships with key segments of the Bank's retail, corporate and commercial customers. In addition, the Bank continues to develop mortgage, small business, insurance and financial planning sales capability to better serve the traditional retail customer base.

The Group's strategies can be articulated as a series of three horizons*. The horizons have been identified as follows:

- The First Horizon strategy is to improve, extend and defend the Group's core banking business. This horizon has the strongest potential to drive profitability in the short-to-medium term. With more satisfied customers but lower cross-sell ratios than our competitors, the Group has a greater potential to increase business volumes and revenues.

  The key components of the First Horizon are the 'Best Bank' redesign program, internet banking and the focus on increasing sales to existing customers. The Group has now substantially completed its redesign program known as 'Best Bank' (a complete review of the Group Redesign is outlined in section 2.3).

* Adapted from "Alchemy of Growth", 1999 – (Baghai, Coley & White)

2.2 Strategic Overview (cont...)

- The Second Horizon is to invest in high growth, high return complementary businesses. This strategy included a focus on increasing the Group's depth of coverage across the wealth management value chain and growing the businesses of Funds Administration, Funds Management, and Funds Advisory.
- The Third Horizon is to invest in a range of new business models and opportunities. It has been necessary to write down the carrying value of a number of these investments due to changes in market conditions and the current uncertain economic climate. However, the majority of these investments are considered integral to St.George's eCommerce and financial services strategy.

Retail and Small Business

The focus on core banking business is mainly reflected through the Group's retail and small business operations where the focus in the past year has been on further developing its profitable product set. This product set includes mortgage lending, retail deposits, and card based products. At the same time the Group continued to develop electronic channels though expansion of EFTPOS machines, ATM's, development of call centre support, and expanding its differentiated branch network (a three-tier branch network aligning service delivery with customer needs).

In terms of personal customers there has been a revitalised focus on increasing the Portfolio Mortgage and Investor Mortgage contributions. Earlier this year St.George launched the Starts Low – Stays Low credit card. With a guaranteed low interest rate, the product has proved popular with customers.

In April the Group introduced value-based pricing to better match fees to the service channels customers choose. A key outcome of this approach is that customers accessing the Group's more cost-effective electronic channels are benefiting from the revised fee structure.

As the Australian population has been increasing its use of on-line banking, over the past year, the Bank has added considerable extra capacity to its internet banking facilities to improve stability and customer access. St.George now has over 380,000 registered Internet Banking customers conducting approximately 1.7 million transactions per month.

The focus on horizon three was demonstrated through 'dragondirect', an initiative that capitalises on St.George's strong brand without involving the traditional branch network. The 'dragondirect' platform offers products exclusively by internet and phone. The 'directsaver' offered through 'dragondirect' has attracted over $1.9 billion in retail funds over the past 13 months, 70 per cent originating from new customers to the Bank. The Group recently announced the launch of a managed funds offering, 'directfunds', through the 'dragondirect' platform. Potential future products under review for offer through 'dragondirect' include, credit cards, insurance, transaction accounts and mortgage products.

For small business customers, the focus has been on expanding face to face services for customers in rural and regional areas of NSW, SA and Vic. With the establishment of a dedicated small business banking unit, a key thrust will be the delivery of significant efficiency and productivity improvements, along with the launch of a new competitive product set. Merchants business will continue to be expanded in line with market demand and industry trends.

In South Australia the focus has been on leveraging the leading market positioning of BankSA a separately branded, full service financial institution.

2.2 Strategic Overview (cont...)

Commercial and Corporate Business

Further to the First Horizon, in the commercial and corporate part of the business the focus has been on deepening key account relationships, increasing productivity and operational efficiency, and increasing the Group's share in target markets. The Group has recently launched a marketing campaign aimed at enhancing and elevating St George's "commercial" identity, which will drive increased penetration into the business market.

The Bank has also just completed a successful pilot of "Business Banking Online", a new electronic banking solution for business customers and intermediaries. Growth in this area is expected to be strong over the next 12 months.

In addition, as part of the Group's horizon two strategy Scottish Pacific provides factoring solutions to small to medium businesses where the GST has affected their ability to collect outstanding credit sales efficiently.

Wealth Management

At the same time as improving, extending and defending the Group's core banking business, St.George is also investing in high-growth and high-return complementary businesses that extend the depth and reach of its wealth management services (ie Horizon Two). These businesses, designed to diversify the Bank's revenue streams and enhance sustainable long-term growth opportunities, include Sealcorp, WealthPoint, the St.George Private Bank and Advance Asset Management.

As part of its focus on customer solutions the Group has continued to build a number of expert sales forces to enhance product and service delivery, notably in its private wealth management business. As part of this effort, over the past 18 months the Group has continued to build a number of expert sales forces to enhance product and service delivery. The Group's investment adviser team now numbers 110 and the financial planning team 50. The combination of the Group's customer segmentation tools and the build up of investment advisor and financial planning teams, will enable the Group to leverage-off its strength in funds administration, and grow its capability in funds management and advice.

The Group has also been successful in developing 'niche' solutions for key market segments. SEALCORP has launched the Asgard 'Share Portfolio Account', a share administration service. The account can be linked to Asgard managed fund accounts, providing an investor with a consolidated view of their portfolio.

A key focus in the coming year will be on building the Group's margin lending business, assisted by the customer base provided by the acquisition of the Deutsche Equity Lending Australia operations.

2.3 Group Redesign

The Best Bank program involving the implementation of 1,000 ideas was substantially completed by October 2001 with 930 ideas implemented. The redesign program has been extremely successful and delivered benefits significantly above the original targets set for the program. The ideas remaining to be implemented will provide minor benefits to the results during the 2002 financial year. Consulting firm, Aston Associates assisted St.George with the development of the redesign program.

The ideas implemented have delivered a strong pre-tax contribution of $80 million this year, an increase of $10 million over the $70 million target advised in March 2001. The ongoing pre-tax annualised benefits have also been revised upwards by $25 million from $120 million to a new target of $145 million.

The stronger 2001-year result was in part driven by one-off timing benefits, such as the implementation focus of delivering higher value ideas earlier than planned. A large number of ideas, particularly revenue generating ideas, delivered benefits in excess of their original targets. This also contributed to the solid 2001 year result and is responsible for the redesign program achieving annualised benefits greater than originally planned.

Efficiency improvements resulted in 1,400 Full Time Equivalent (FTE) staff reductions including 581 redundancies compared to overall targets of 1,450 FTE and 900 redundancies. A disciplined hiring policy and a comprehensive redeployment program reduced the requirement for redundancies. The shortfall in staff cost savings arising from lower staff reductions was offset by the better than expected result from revenue generating ideas.

Initial estimates predicted ideas relating to increasing revenues would account for 25 per cent of the $120 million annualised target, with cost efficiency improvements generating the remaining 75 percent. The actual results reveal a compositional shift with revenue ideas delivering 40 per cent and cost efficiencies 60 per cent in accordance with the new target of $145 million.

Best Bank has improved functional business processes and aided in the transformation of the Group from a service culture to a customer sales and service organisation. Resources are now realigned with the financial needs of specific customers and market opportunities. The Branch network has been transformed from homogeneous transaction centres into differentiated sales outlets that deliver a broader range of services in key locations. Improvements were also made to electronic channels by enhancing the functionality of the Bank's Internet service, ATM network and call centres.

Best Bank has also provided staff with the relevant tools to improve relationship sales; better customer analysis, effective training and a faster assessment of customer requirements to ensure they are efficiently serviced by the most appropriate business unit. These tools provide a view of the customers' relationship with all areas of the Group, enable sales leads to be referred effectively and tracked through an automated lead management system and provide the data to enable the delivery of targeted sales campaigns.

The integration of "end to end" processes has been a core driver of improving the operational effectiveness of sales and support activities. The Redesign involved simplifying, streamlining or in some cases eliminating cumbersome and manual tasks via centralisation or outsourcing of operationally intense activities and the automation of routine functions. This allows staff to focus on customer service and sales.

2.3 Group Redesign (continued)

A key outcome for the Best Bank program was providing the foundation for effective customer segmentation. Products and services have been tailored by delivery channel to identify target segments, specifically for consumer, private banking and small business customers. The establishment of a Gold segment for consumer banking, a dedicated business banking unit for small business and an integrated wealth management function has enabled a new sales and service proposition for the Group's most valued customers.

The pricing of products and services has been revised and aligned to the value customers derive from these offerings. This value-based approach is providing sustainable growth in non-interest income and increasing customer value for those accessing the Group's electronic self-service delivery channels.

Best Bank has exceeded its stated goals with a new target of $145 million in annualised performance improvements. Revenue has increased significantly and the Group's service capability has been enhanced as a result of the implementation of the program. These results are reflected in improved efficiency and revenue ratios.

2.4 Capital Management

The Group has actively managed its capital during the year with the successful completion of a number of initiatives designed to fine-tune the level and composition of capital. Capital management along with improvements in underlying profitability has led to improvements in primary capital ratios. A summary of all initiatives completed during the year is included below.

Securitisation

The Group securitised a total of $3.3 billion of housing loans during the year through two Crusade Program issues. These occurred in February and September 2001, through Crusade Global Trust No.1 of 2001 and Crusade Global Trust No.2 of 2001 respectively. The total value of securitised receivables outstanding at 30 September 2001 was $5,070 million.

The Group is committed to utilising securitisation as an effective capital management tool and alternative funding source.

Preferred Resetting Yield Marketable Equity Securities (PRYMES)

The Bank issued three million PRYMES, at $100 each, in February 2001. The issue netted $291 million of Tier 1 capital. These securities attract a fully franked dividend of 6.36% pa for the first five years after which the Bank has the option to reset the rate.

Share buy-back

In March 2001, the Bank completed an off-market buy-back of 22.8 million ordinary shares with a value of $376 million. To ensure that all shareholders were able to participate, the buy-back was implemented through a 1 for 20 issue of Sell Back Rights. The Sell Back Rights were traded on the Australian Stock Exchange between 19 February 2001 and 13 March 2001. The buy-back was mainly funded through the issue of three million PRYMES.

Conversion of Converting Preference Shares (CPS)

On 29 March 2001, the Bank converted $360 million of convertible preference shares into 28.2 million ordinary shares. The holders of these securities were paid a pro-rata dividend of 44.8 cents for the period to 29 March 2001, the conversion date.

2.5 Strategic Investments

The Group holds strategic investments in a range of other associated companies. These investments are made with the goal of further developing both product and service offerings. At each reporting period, the Group assesses the recoverable amount of these investments.

A number of these investments have been written down to their recoverable amount, as outlined below:

2.5.1 WealthPoint Investment

On 2 August 2001, the Group made an offer to acquire the shares and options of WealthPoint it did not already own. WealthPoint shareholders approved the scheme of arrangement on 17 October 2001. The transaction was finalised on 5 November 2001.

After allowing for the impact of completing this transaction, the weighted average cost of the Group's investment in WealthPoint is 98 cents per share. The directors formed the view that 86 cents per share represents the appropriate carrying value of the investment. Therefore the investment in WealthPoint as at 30 September 2001 has been written-down by $22 million to 86 cents per share.

The total carrying value of the investment in WealthPoint will be approximately $138 million following the completion of the transaction.

The decision to acquire the remaining capital in WealthPoint enables the alignment of WealthPoint's financial goals to the strategic direction of the Group.

2.5.2 SMS Management and Technology (formerly Sausage Software)

The Group acquired a strategic share of SMS Management and Technology as part of its overall eCommerce plan. Due to changes in market conditions, this particular investment is now not expected to generate the revenues anticipated at the time the investment was made. The investment holds no further future strategic value for the Group. Accordingly, the directors have elected to write-down the investment at 30 September 2001 to its market value.

The gross write-down is $6 million with an associated income tax benefit of $2 million.

2.5.3 Other External Investments

The carrying values of individual investments comprising the Group's other external investments portfolio have been reviewed and written down by $30 million ($20 million after tax) from $52 million to a carrying value of $22 million as at 30 September 2001.

The investments in this portfolio that have been subject to write down include Ctel Technologies Pty Limited, Autobytel Australia Pty Limited, thechamber.com.au, marketboomer Pty Limited, Netxsurance Pty Limited, Stockford Limited and Virtual Communities Limited.

This action is consistent with the Group's prudent approach to investment portfolio management. St.George remains committed to its eCommerce and financial services strategy and these investments are integral to the success of that strategy. The Group intends to maintain its association with these entities to ensure future benefits are realised.

2.6 Future Prospects

The global and domestic economies have again demonstrated periods of volatility and change. Domestically, a slow down in economic growth has maintained pressure on interest margins and led to declines in credit quality throughout the industry. Large corporate failures have created material exposures for banks and other financial institutions alike. Internationally, financial markets have been impacted by political and social events, in addition to a global financial slow down.

Despite these pressures, the Group's overall performance during the year has remained largely unaffected. St.George's conservative credit profile and large proportion of residential mortgages have helped limit the impact of the credit downturn and corporate insolvencies.

The Bank's underlying business has produced a solid performance yet still presents areas for future growth. Funds under management continue to grow, as do funds management fees. Continual review and focus on diversifying income has led to a broader fee and product base than at any previous time. The WealthPoint acquisition was finalised in November and will have an impact on the Group's future results, particularly in relation to the goodwill amortisation charge.

The finalisation of the Group Redesign has continued to impact positively the bottom-line, providing the Group with minimal growth in operating expenses and a significant drop in the operating expense to income ratio.

The operating efficiencies and enhanced distribution capabilities provided by the Redesign will be combined with targeted sales to key segments of the customer base to drive further improvements in performance. This will be underpinned by brand positioning and customer service standards that continue to differentiate St.George from its competitors.

Generally, the Australian banking industry faces a more uncertain operating environment in the coming year. A global economic slowdown and some potential increased domestic credit quality concerns will impact on the industry's financial performance. These adverse effects on the industry are expected to be far more modest than experienced in previous contractions in the economy.

St.George is, however, well placed for this challenging environment. This can be attributed to a conservative lending mix and approach to credit and the full year impact of the Group Redesign benefits. It is, therefore, anticipated that the Bank can again deliver double-digit percentage growth in earnings per share.

3 Financial Analysis

3.1 Profit and Loss Statement (Statement of Financial Performance)

	----Six months to----		---Twelve months to---	
	Sept 2001 $'m	March 2001 $'m	**Sept 2001 $'m**	Sept 2000 $'m
Interest income	1,570	1,741	**3,311**	3,194
Interest expense	947	1,129	**2,076**	2,022
Net interest income	623	612	**1,235**	1,172
Non-interest income	368	314	**682**	552
Significant items (1)	8	-	**8**	108
Total non-interest income	376	314	**690**	660
Bad and doubtful debts expense	47	30	**77**	50
Operating expenses	561	565	**1,126**	1,104
Significant items (1)	58	-	**58**	135
Total operating expenses	619	565	**1,184**	1,239
Share of net loss of equity accounted associates	3	-	**3**	-
OPERATING PROFIT BEFORE INCOME TAX	330	331	**661**	543
Income tax expense	145	120	**265**	219
Income tax (benefit) on significant items (1)	(10)	-	**(10)**	(30)
Total income tax expense	135	120	**255**	189
OPERATING PROFIT AFTER INCOME TAX	195	211	**406**	354
Outside equity interests (OEI)	1	-	**1**	-
OPERATING PROFIT AFTER INCOME TAX AND OEI	194	211	**405**	354
Preference dividends:				
- Converting Preference Shares (CPS)	-	16	**16**	32
- Depositary Capital Securities (DCS)	21	20	**41**	36
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	10	2	**12**	-
	31	38	**69**	68
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	163	173	**336**	286

(1) Under the revised accounting standard AASB 1018, abnormal items no longer exist. Prior period abnormal items have been classified as 'significant' for comparative purposes. Refer page 15 for discussion.


Income Contribution
81%
19%
75%
25%
71%
29%
68%
32%
64%
36%
Sep 1997
Sep 1998
Sep 1999
Sep 2000
Sep 2001
Non-interest income (excluding significant items)
Net Interest income

3.1.1 Underlying Profit

The underlying profit for the Group increased 18.7% to $887 million compared to 30 September 2000.

	Six months to		Twelve months to	
	Sept 2001 $'m	March 2001 $'m	**Sept 2001 $'m**	Sept 2000 $'m
Operating profit after income tax and outside equity interests	194	211	**405**	354
Add: Outside equity interests	1	-	**1**	-
Operating profit after income tax	195	211	**406**	354
Add:				
Income tax expense	145	120	**265**	219
Net (profit)/loss on significant items[1]	40	-	**40**	(3)
Charge for bad and doubtful debts	47	30	**77**	50
Goodwill amortisation	49	50	**99**	101
Year 2000 compliance costs	-	-	-	9
GST implementation costs	-	-	-	17
Underlying Profit	476	411	**887**	747
Underlying Profit as a percentage of average assets (annualised)	1.91%	1.66%	**1.78%**	1.57%

(1) Under the revised accounting standard AASB 1018, abnormal items no longer exist. Prior period abnormal items have been classified as 'significant' for comparative purposes. Refer page 15 for discussion.

Factors driving the growth in underlying profit during the year were:

- improvement in the diversification of income;
- revised product and service pricing;
- growth in business volumes;
- increased operational efficiency, creating sustainable cost containment.


Underlying Profit
$ million
1,000
900
800
700
600
500
400
501
665
709
747
887
1.90%
1.80%
1.70%
1.60%
1.50%
1.40%
1.30%
1.20%
1.10%
1.00%
Sep 1997
Sep 1998
Sep 1999
Sep 2000
Sep 2001
Underlying profit
Underlying profit as a percentage of average assets

3.1.2 Significant items

Individually significant items according to AASB 1018 are revenues and expenses of such a size, nature or incidence that their disclosure is relevant in explaining the financial performance of the Group.

Items classified as 'abnormal' during the year ended 30 September 2000 have been reclassified into their respective income and expense categories. For comparability and clarity, these items are classified as significant and separately disclosed with current year significant items.

	Six months to		Twelve months to	
	Sept 2001 $'m	March 2001 $'m	**Sept 2001 $'m**	Sept 2000 $'m
Non-interest income				
Non-interest income before significant items	368	314	**682**	552
Significant items				
- Write back of excess provisions [(i)]	8	-	**8**	-
- Profit on sale of businesses	-	-	-	85
- Unrealised gain on revaluation of Advance Property Fund units	-	-	-	23
	8	-	**8**	108
Total non-interest income	376	314	**690**	660
Operating expenses				
Operating expenses after goodwill and before significant items	561	565	**1,126**	1,104
Significant items				
- Write-down of investment in WealthPoint	22	-	**22**	-
- Write-down of investment in SMS Management and Technology	6	-	**6**	-
- Write-down of other external investments	30	-	**30**	-
- Goodwill write-off	-	-	-	13
- Redesign restructure costs	-	-	-	115
- Write-off of investment in R&D syndicates	-	-	-	7
	58	-	**58**	135
Total operating expenses	619	565	**1,184**	1,239
Income tax expense				
Income tax expense before significant items:	145	120	**265**	219
Significant items				
- Income tax expense on write back of excess provisions [(i)]	2	-	**2**	-
- Income tax benefit on writedown of SMS Management and Technology	(2)	-	**(2)**	-
- Income tax benefit on writedown of other external investments	(10)	-	**(10)**	-
- Capital gains tax on sale of businesses	-	-	-	2
- Capital gains tax on revaluation of Advance Property Fund units	-	-	-	8
- Income tax benefit on redesign restructure costs	-	-	-	(40)
	(10)	-	**(10)**	(30)
Total income tax expense	135	120	**255**	189
Summary of significant items				
Total pre-tax loss from significant items	(50)	-	**(50)**	(27)
Less: Total tax benefit attributable to significant items	(10)	-	**(10)**	(30)
Net (loss)/profit from significant items	(40)	-	**(40)**	3

(i) Redesign restructure costs $5 million; associated income tax expense $2 million.
Termination of investment in R&D syndicates $3 million; no income tax effect.

3.1.3 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings. The net interest income for the year ended 30 September 2001 was $1,235 million (30 September 2000: $1,172 million), an increase of 5.4%.

Twelve months to	September 2001		September 2000		September 1999	
	Balance $'m	Rate	Balance $'m	Rate	Balance $'m	Rate
Actuals						
Net Interest Income	1,235		1,172		1,139	
Averages						
Interest Earning Assets	44,789	7.39%	43,451	7.35%	41,113	6.89%
Interest Bearing Liabilities	44,247	4.69%	42,393	4.77%	39,825	4.25%
Interest Spread		2.70%		2.58%		2.64%
Interest Margin		2.76%		2.70%		2.77%
Refer to page 39 to 41 for the Group's Average Balance Sheets						

During the year ended 30 September 2000, the cash to 90-day spread unfavourably affected interest margin. This trend reversed during the September 2001 financial year. In addition, growth in receivables and changes in its composition have increased the Group's ability to steady interest income.


Net Interest Income and Interest Margin
1,300
1,250
1,200
1,150
1,100
1,050
1,000
950
900
$ million
4.00%
3.75%
3.50%
3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
985
1,158
1,139
1,172
1,235
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Net Interest Income
Interest Margin

3.1.4 Non-Interest Income

Non-interest income comprises those items outlined below and has grown 23.6% to $682 million from $552 million in the prior year (before significant items).

Financial markets generate net interest income and non-interest income. Net interest income earned on the Financial Markets trading portfolio was $30 million (30 September 2000: $42 million). Therefore total Financial markets income was $61 million (30 September 2000: $63 million).

Financial markets non-interest income primarily represents gains and losses made on foreign exchange and derivative transactions, realised gains and losses on disposal of trading securities and unrealised market value adjustments on trading securities.

	Six months to		Twelve months to	
	Sept 2001 $'m	March 2001 $'m	**Sept 2001 $'m**	Sept 2000 $'m
Non-interest income				
Financial markets income	17	14	**31**	21
Profit on sale of investment securities	-	6	**6**	-
Product fees and commissions				
- Lending	42	35	**77**	79
- Deposit and other accounts	168	142	**310**	225
Securitisation service fees	28	16	**44**	40
Managed funds fees	79	73	**152**	134
Structured investments	-	-	**-**	4
Dividend income	1	1	**2**	2
Net profit on disposal of land and buildings	5	-	**5**	1
Profit on sale of shares	1	1	**2**	1
Factoring and invoice discounting income	7	7	**14**	5
Bill acceptance fees	10	8	**18**	6
Rental income	6	7	**13**	16
Other	4	4	**8**	18
Non-interest income before significant items	368	314	**682**	552
Significant items [1]				
Write back of excess provisions	8	-	**8**	-
Profit on sale of businesses	-	-	**-**	85
Unrealised gain on revaluation of APF units	-	-	**-**	23
	8	-	**8**	108
TOTAL NON-INTEREST INCOME	376	314	**690**	660
Non-Interest Income as a % of Average Assets (annualised)				
- before significant items	1.48%	1.27%	**1.37%**	1.16%
- after significant items	1.51%	1.27%	**1.39%**	1.39%
Non-Interest Income as a % of Total Income				
- before significant items	37.1%	33.9%	**35.6%**	32.0%
- after significant items	37.6%	33.9%	**35.8%**	36.0%

(1) Under the revised accounting standard AASB 1018, abnormal items no longer exist. Prior period abnormal items have been classified as 'significant' for comparative purposes. Refer page 15 for discussion.

The following factors have driven the movements in non-interest income:

- Financial markets income has grown 48% primarily due to foreign exchange sales and trading;

3.1.4 Non-Interest Income (cont...)

- Product fee income increased as a result of new and revised fees introduced during the course of the Group Redesign;
- Lending income has stabilised due to fee discounting becoming a consistent feature of the market and home lending "cash back" campaigns;
- Growth in electronic banking service fee income, driven by higher business volumes, expanded ATM and EFTPOS campaigns and the Group Redesign pricing initiatives;
- The $7 million write-back of the Unexpired Risk Reserve of the Group's captive mortgage insurance subsidiary. This occurred on the advice of independent actuarial review and contributed to the increase in product fees and commissions;
- Strong growth in managed funds businesses. This was achieved through developing the private banking, financial planning and limited advice sales forces as well as the stronger performance of the Group's specialist investment administration and dealer services provider, SEALCORP. Managed funds fee income grew 13.4% to $152 million for the year; and
- The inclusion of a full year of income from the Scottish Pacific companies, purchased during the prior year. This has seen factoring and invoice discounting income increase to $14 million.

3.1.5 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

	Sept 2001 $'m	Sept 2000 $'m	Sept 1999 $'m
Income			
Managed funds fees for the financial year	**152**	134	103
Managed funds			
Funds under management	**2,567**	3,137	3,070
Funds under administration (SEALCORP)	**11,040**	9,285	6,976
Funds under advice	**1,590**	1,206	694
Total Managed Funds	**15,197**	13,628	10,740

Managed funds have grown 11.5% during the year, with growth in SEALCORP of 18.9%. The decrease in funds under management was due to the $0.9 billion transfer of Advance Property Fund (APF) to Stockland in December 2000.

Funds management continues to provide income diversification and growth, with fee income reaching $152 million for the year, an increase of 13.4% on the prior year. SEALCORP contributed $117 million to managed funds fees for the year ended 30 September 2001 (30 September 2000: $99 million). Fees from managed funds have grown eight-fold in five years, and doubled since the acquisition of SEALCORP in 1998.


Managed Funds
12,000
10,000
8,000
6,000
4,000
2,000
0
$ million
160
140
120
100
80
60
40
20
0
$ million
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
SEALCORP
Other Managed Funds
APF
Managed Funds Fees (RHS)

3.1.6 Operating Expenses

	Six months to Sept 2001 $'m	Six months to March 2001 $'m	Twelve months to **Sept 2001 $'m**	Twelve months to Sept 2000 $'m
Staff expenses				
Salaries	199	198	**397**	400
Contractors' fees	8	9	**17**	24
Superannuation	16	15	**31**	30
Payroll tax	13	13	**26**	26
Fringe benefits tax	4	4	**8**	7
Other	12	16	**28**	31
Total Staff expenses	252	255	**507**	518
Computer and equipment costs				
Depreciation	17	17	**34**	36
Amortisation - Deferred expenditure	24	22	**46**	38
Year 2000 compliance costs	-	-	**-**	9
Rental on operating leases	8	9	**17**	19
Other	33	34	**67**	57
Total Computer and equipment costs	82	82	**164**	159
Occupancy costs				
Depreciation	16	15	**31**	30
Rental on operating leases	24	24	**48**	46
Other	20	17	**37**	35
Total Occupancy costs	60	56	**116**	111
Other administration expenses				
Fees and commissions	12	14	**26**	21
Advertising and public relations	20	29	**49**	31
Telephones	9	8	**17**	18
Printing and stationery	13	13	**26**	28
Postage	7	7	**14**	14
GST implementation costs	-	-	**-**	17
Other	57	51	**108**	86
	118	122	**240**	215
Operating expenses before goodwill and significant items	512	515	**1,027**	1,003
Goodwill	*49*	*50*	***99***	*101*
Operating expenses after goodwill and before significant items	561	565	**1,126**	1,104
Significant items [(1)]				
Write down of investment in WealthPoint	22	-	**22**	-
Write down of investment in SMS Management and Technology	6	-	**6**	-
Write down of other external investments	30	-	**30**	-
Goodwill write-off	-	-	**-**	13
Redesign restructure costs	-	-	**-**	115
Write-off of investment in R&D syndicates	-	-	**-**	7
	58	-	**58**	135
TOTAL OPERATING EXPENSES	619	565	**1,184**	1,239
Operating Expenses as a % of Average Assets (annualised) - before goodwill and significant items	2.06%	2.08%	**2.07%**	2.11%
Expense to Income ratio (annualised) - before goodwill and significant items	51.7%	55.6%	**53.6%**	58.2%

(1) Under the revised accounting standard AASB 1018, abnormal items no longer exist. Prior period abnormal items have been classified as 'significant' for comparative purposes. Refer page 15 for discussion.

3.1.6 Operating Expenses (cont…)


Operating Expenses and Total Operating Income
$ million
2,100
1,900
1,700
1,500
1,300
1,100
900
700
500
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
720
1,221
892
1,537
941
1,614
1,003
1,724
1,027
1,917
Sep 1997
Sep 1998
Sep 1999
Sep 2000
Sep 2001
Operating expenses before goodwill and significant items
Total operating income before significant items
Operating expense to income ratio before goodwill and significant items

Total Operating Expenses

Operating expenses are classified in the broad categories of staff, computer and equipment, occupancy and other administration. Total operating expenses (before goodwill and significant items) were $1,027 million for the year ended 30 September 2001 (30 September 2000: $1,003 million) an increase of 2.4%.

After excluding the impact of non-recoverable GST, operating expenses before goodwill and significant items remained stable against the prior year. This result reflects the favourable impact of efficiency improvement through the Group Redesign, which has negated increased expenditure on technology to deal with growing transaction volumes and amortisation of costs associated with computer systems integration.

Staff Expenses

The Group Redesign significantly impacted the movement in staff expenses, with a 2% decline for the year. The savings in salary expenses were partially offset by an average enterprise agreement wage increase of 4.5% in October 2000.

Computer and Equipment Costs

The increase of 21% in deferred expenditure amortisation reflects the increased level of capitalised expenditure on the Group's computer systems. Much of the 2001 capitalised expenditure related to system enhancements arising from the Group Redesign.

Higher levels of EFTPOS transactions in combination with increased ATM installations and business has resulted in growth in line rental and call charge costs reflected in 'other'.

3.1.6 Operating Expenses (cont...)

Occupancy Costs

Occupancy costs increased slightly to $116 million for the year, up 4.5% on the 2000 result of $111 million. The increase in operating lease rental was primarily due to the GST. The increase in occupancy costs relates to management fees rising on the outsourcing of the Group's property management functions. This additional cost is offset by reduced staffing cost and scale benefits.

The outsourcing of our property management was undertaken as part of the Group Redesign and has provided net savings to the Group.

Other Administration Expenses

Other administration expenses for the year ended 30 September 2001 were $240 million (30 September 2000: $215 million) an increase of 12%.

The increase is primarily due to the following:

- increased marketing costs associated with the strategic promotion of the Group's corporate image and advertising campaigns to increase business volumes; and
- growth in transaction costs due to increasing business volumes where revenue growth from higher business volumes exceeded related expenses in that field.

3.1.7 Bad and Doubtful Debts Expense

Bad and doubtful debts expense (net of recoveries) for the year ended 30 September 2001 was $77 million (30 September 2000: $50 million).

	------Six months to-------		---- Twelve months to ----	
	Sept 2001 $'m	March 2001 $'m	**Sept 2001 $'m**	Sept 2000 $'m
Bad and doubtful debts expense (net of recoveries)				
Residential loans	2	3	**5**	4
Commercial loans	33	12	**45**	14
Consumer loans	12	9	**21**	19
Other	3	2	**5**	4
	50	26	**76**	41
Net general provision movement during the period	(3)	4	**1**	9
Bad and doubtful debt expense per Profit and Loss Statement	47	30	**77**	50
As a percentage of average risk weighted assets (annualised)	0.32%	0.21%	**0.27%**	0.19%
As a percentage of average assets (annualised)	0.19%	0.12%	**0.15%**	0.10%

Bad and doubtful debts expense was impacted by a provision of $17.5 million on one of the Bank's larger exposures. The Bank's securitisation program of $3.3 billion for the year resulted in a reduction in the general provision.

3.1.8 Income Tax Expense

	—Six months to—		—Twelve months to—	
	Sept 2001 $'m	March 2001 $'m	**Sept 2001 $'m**	Sept 2000 $'m
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:				
Operating profit before income tax	330	331	**661**	543
Prima facie income tax payable calculated at 34% of operating profit (September 2000: 36%)	112	113	**225**	196
Add: tax effect of permanent differences which increase tax payable				
* Amortisation of goodwill	17	17	**34**	36
* Depreciation on buildings	1	1	**2**	2
* General provision for doubtful debts	(1)	1	**-**	3
* Write-down of investment in WealthPoint	7	-	**7**	-
* Goodwill write-off [(2)]	-	-	**-**	5
* Write-off of R&D syndicates [(2)]	-	-	**-**	3
* Restatement of net deferred tax balances [(1)]	5	-	**5**	(4)
Less: tax effect of permanent differences which reduce tax payable				
* Profit on sale of businesses [(2)]	-	-	**-**	29
* Deduction allowable on depositary capital securities	7	7	**14**	13
* Deduction allowable on shares issued to employees	-	2	**2**	2
* Deduction allowable on buildings	1	1	**2**	2
* Other items	(2)	2	**-**	6
Total income tax expense	135	120	**255**	189
Effective tax rate %	40.9	36.3	**38.6**	34.8

(1) Future income tax benefit and provision for deferred income tax balances were restated in accordance with changes announced to corporate income tax rates. For the year ended 30 September 2002 onwards, the applicable corporate income tax rate will be 30%.
(2) Previously classified as abnormal

The effective tax rate for 30 September 2000 was previously disclosed as 38.4%. The inclusion of items previously classified as abnormal within income and expense has reduced the current year comparative to 34.8%.

The effective tax rate for 30 September 2001 was 38.6%, notwithstanding a reduction in the company tax rate to 34%. The higher rate was due to the tax effect on the write-down of a strategic investment and the restatement of deferred tax balances to reflect the change in the company tax rate.

3.2 Balance Sheet (Statement of Financial Position)

As at	**Sept 2001 $'m**	March 2001 $'m	Sept 2000 $'m
Assets			
Cash and liquid assets	**438**	344	499
Due from other financial institutions	**458**	106	148
Trading securities	**4,224**	3,267	3,930
Investment securities	**463**	698	1,219
Loans and other receivables *(see page 28)*	**39,699**	38,632	39,454
Bank acceptances of customers	**1,170**	926	607
Property, plant and equipment	**534**	552	564
Goodwill	**1,409**	1,459	1,485
Other assets	**2,409**	1,974	1,704
Total Assets	**50,804**	47,958	49,610
Liabilities			
Retail funding and other borrowings *(see page 33)*	**44,084**	41,846	43,395
Due to other financial institutions	**790**	812	1,038
Bank acceptances	**1,170**	926	607
Bills payable	**168**	156	177
Other liabilities	**966**	629	752
Total Liabilities	**47,178**	44,369	45,969
Net Assets	**3,626**	3,589	3,641
Shareholders' Equity			
Share capital	**3,127**	3,093	3,174
Reserves	**59**	53	53
Retained profits	**102**	106	77
Outside equity interests	**338**	337	337
Total Shareholders' Equity	**3,626**	3,589	3,641

As at	**Sept 2001**	March 2001	Sept 2000
Shareholders' equity as a percentage of total assets	**7.14%**	7.48%	7.34%
Net tangible assets per ordinary share issued	**$3.28**	$2.93	$2.90
Number of ordinary shares issued (000's)	**483,828**	461,726	455,439

3.2.1 Total Assets

Total assets were $50.8 billion at 30 September 2001 (30 September 2000: $49.6 billion), an increase of 2.4%. The following items impacted total assets:

- The securitisation of $3.3 billion in residential lending receivables through the Crusade Program;
- Strong growth in the utilisation of bank acceptances by commercial banking customers. The focus on this product has resulted in growth of 93% during the year;
- Changes to the composition of Trading and Investment securities, with a slight decrease in the overall level; and
- Marketing campaigns conducted during the year focussing on residential and personal lending markets, providing strong growth in these categories.


Total Assets, Total Liabilities and Shareholders' Equity
$ billion
60
55
50
45
40
35
30
8.75%
8.50%
8.25%
8.00%
7.75%
7.50%
7.25%
7.00%
45
41
44
40
45
41
50
46
51
47
Sep-97
Sep-98
Sep-99
Sep-2000
Sep-2001
Total Assets
Total Liabilities
Shareholders' equity as a percentage of total assets

3.2.2 Assets by Banking Divisions


Total Assets
2001: $50.8 billion
BankSA 12%
Corporate 6%
Personal & Small Business Banking 50%
Investment Services 1%
Institutional & Business Banking 31%
2000: $49.6 billion
BankSA 12%
Corporate 5%
Personal & Small Business Banking 49%
Investment Services 2%
Institutional & Business Banking 32%

Personal and Small Business Banking ('PSBB')

PSBB is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking, general and life insurance. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATM's and Internet banking.

Institutional and Business Banking ('IBB')

IBB is responsible for liquidity requirements, wholesale funding, treasury market activities including foreign exchange, money market and equities, relationship banking, international banking services, securitisation, structured investments, lending, leasing, hire purchase and dealer finance, corporate and business banking and commercial property lending.

BankSA

BankSA provides retail banking and business banking services to customers in South Australia and the Northern Territory. Customers are serviced through branches, electronic agencies, ATM's, call centres, EFTPOS terminals and Internet banking.

Investment Services

Investment Services provides funds management and administration, financial planning, investment advice and private banking services.

Corporate

The Corporate division comprises the five support divisions of the Group; the Office of the Managing Director, Human Resources, Corporate Marketing, Information Technology and Finance and Risk Management

3.2.3 Loans and Other Receivables

Receivables (on and off-balance sheet) increased to $45.9 billion (30 September 2000: $42.9 billion) an increase of 7.2%.

As at	**Sept 2001 $'m**	March 2001 $'m	Sept 2000 $'m
RESIDENTIAL			
Housing [1]	**19,824**	19,497	20,845
Home equity loans	**8,598**	7,867	7,126
TOTAL RESIDENTIAL	**28,422**	27,364	27,971
CONSUMER			
Personal loans [2]	**1,501**	1,436	1,311
Line of credit	**471**	452	384
Margin lending	**412**	393	384
TOTAL CONSUMER	**2,384**	2,281	2,079
COMMERCIAL			
Commercial loans	**7,070**	7,077	7,421
Hire purchase [3]	**1,325**	1,240	1,134
Leasing	**372**	437	499
TOTAL COMMERCIAL	**8,767**	8,754	9,054
FOREIGN EXCHANGE CASH ADVANCES	**55**	127	37
STRUCTURED INVESTMENTS	**204**	242	445
GROSS RECEIVABLES	**39,832**	38,768	39,586
GENERAL PROVISION	**133**	136	132
NET RECEIVABLES	**39,699**	38,632	39,454
SECURITISED LOANS (balance not included above)	**5,070**	4,190	2,811
BANK BILL ACCEPTANCES (balance not included above)	**1,170**	926	607
ON AND OFF BALANCE SHEET RECEIVABLES	**45,939**	43,748	42,872

(1) September 2001 - net of $4,912 million of securitised loans (March 2001: $3,959 million; September 2000: $2,501 million).
(2) September 2001 - net of $78 million of securitised loans (March 2001: $120 million; September 2000: $170 million)
(3) September 2001 - net of $80 million of securitised loans (March 2001 $111 million; September 2000: $140 million)

3.2.4 Impaired Assets

Total impaired assets (net of specific provisions) increased to $52 million at 30 September 2001 from $32 million at 30 September 2000. New impaired assets during the year totalled $53 million, repayments and write-offs totalled $31 million.

As at	Sept 2001 $'m	March 2001 $'m	Sept 2000 $'m
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	**50**	37	29
Specific Provisions	**30**	16	13
Net Loan Balances	**20**	21	16
Without provisions:			
Gross Loan Balances	**26**	17	10
Total Non-accrual Loans:			
Gross Loan Balances	**76**	54	39
Specific Provisions	**30**	16	13
Net Loan Balances	**46**	38	26
Section 2 - Restructured Loans Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.			
With provisions:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	6	6	6
TOTAL IMPAIRED ASSETS	52	44	32
Section 4 - Past Due Loans (1)			
Residential loans	**76**	114	76
Other	**55**	81	74
Total	**131**	195	150

(1) Includes loans less than $100,000 or fully secured loans. The loans are not classified as impaired assets and are past due for 90 days or more.

* Balances contained in sections 1, 2 and 3 consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis. Past due items include the Group's entire lending portfolio, but do not include those items already classified as being impaired.

3.2.4 Impaired Assets (cont…)


Non-Accrual Loans
$ million
80
70
60
50
40
30
20
10
0.20%
0.15%
0.10%
0.05%
0.00%
65
48
37
26
46
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Net non-accrual loans
Net non-accruals / net receivables

Past due items were $131 million compared to $150 million at 30 September 2000. The decline was due mainly to a reduction in Home Equity loans past due items of $19 million. Residential past due items are at the same level as 30 September 2000.

The modest increase in impaired assets has arisen mainly from non-accrual loans without provisions. The Group has a high expectation of recovery on these assets and accordingly has not provided against loss.

As at	**Sept 2001**	March 2001	Sept 2000
Specific provision coverage for non-accruals	**39.47%**	29.63%	33.33%
Gross non-accruals / Net receivables	**0.19%**	0.14%	0.10%
Net non-accruals / Net receivables	**0.12%**	0.10%	0.07%

3.2.5 Provisioning

	---- Six months to ----		---- Twelve months to ----	
	Sept 2001 $'m	March 2001 $'m	**Sept 2001 $'m**	Sept 2000 $'m
GENERAL PROVISION				
Balance at beginning of period	136	132	**132**	123
Net provision raised during the period	(3)	4	**1**	9
Balance at end of period	133	136	**133**	132
SPECIFIC PROVISION				
Balance at beginning of period	46	45	**45**	54
Net provision raised during the period	46	30	**76**	41
Bad debt write offs	(30)	(29)	**(59)**	(50)
Balance at end of period	62	46	**62**	45
TOTAL PROVISION	195	182	**195**	177

The Bank's general provision for doubtful debts when combined with the tax-effected balance of the unearned income on mortgage insurance premium of $17 million, represents 0.51% of risk-weighted assets. The general provision for doubtful debts is not tax effected as it is not determined by reference to statistical techniques.

3.2.6 Treasury Securities

The Group's dealing in Treasury securities comprises holdings of 'Trading' and 'Investment' securities. As at 30 September 2001, total Treasury Securities were $4,687 million (30 September 2000: $5,149 million), a decrease of 9.0%.

Trading securities are those securities intended for regular trade (*ie:* there is no specific intention to hold the securities to maturity). Trading Securities are valued on a mark-to-market basis with unrealised gains and losses recorded in the profit and loss. The value at 30 September 2001 was $4,224 million, an increase of 7.5% on the prior year value of $3,930 million.

Investment securities are purchased by the Group with the intention of being held to maturity. They are not identified for regular trade and as such are carried at cost and reviewed at each reporting date to determine whether they are in excess of their recoverable amounts.

The book value of investment securities at 30 September 2001 was $463 million and the market value $450 million. The difference between the book value and the market value has not been taken as a charge to the profit and loss on the basis that the Group intends to hold these investments to maturity and realise their face value.

The following graph outlines the changes to the composition of the Group's holdings of Treasury Securities.


Treasury Securities
$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
3,525
2,774
4,606
5,149
4,687
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Trading securities
Investment securities

The compositional shift in 1997 related to a change in the accounting for and classification of Treasury securities.

3.2.7 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $44.1 billion at 30 September 2001, an increase of 1.6% over September 2000.

As at	**Sept 2001 $m**	March 2001 $m	Sept 2000 $m
Retail funding	**25,681**	23,906	22,903
Other deposits	**7,045**	6,589	9,439
Offshore borrowings	**7,776**	7,878	7,369
Domestic borrowings	**2,813**	2,699	2,705
Subordinated debts	**769**	774	979
Total	**44,084**	41,846	43,395
Retail funding as a % of Total Retail Funding and Other Borrowings	**58.3%**	57.1%	52.8%


Funding
$ billion
30
25
20
15
10
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
22.3
16.4
22.0
17.3
22.3
17.0
22.9
20.5
25.7
18.4
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Retail Funding
Other Borrowings
Retail funding as a % of Total Retail Funding and Other Borrowings

3.2.7 Retail Funding and Other Borrowings (cont…)

Retail funding

Retail funding has grown 12.1% during the year and accounts for 58.3% of total retail funding and other borrowings (30 September 2000: 52.8%).

The improvement has resulted from a focus on the development of the Group's retail funding products, specifically the directsaver account from the dragondirect internet channel and the Portfolio Cash Management Account ('Portfolio CMA'). The directsaver, introduced in August 2000, has $1,948 million in deposit funds within 50,000 customer accounts, while balances invested with the Portfolio CMA have grown 83% to over $2.4 billion.

2001: $25.7 bn


directsaver
9%
Transaction
32%
Fixed term
36%
Savings
4%
Investment
19%

2000: $22.9 bn


directsaver
1%
Transaction
33%
ixed term
45%
Savings
5%
Investment
16%

The Group now rates first and second respectively in market share of retail deposits in its primary markets of South Australia and New South Wales.

Other borrowings

Other borrowings were $18.4 billion at 30 September 2001 (30 September 2000: $20.5 billion), a decrease of 10%. The fall was primarily in holdings of Negotiable Certificates of Deposit and Treasury Deposits because of the growth in retail funding sources and securitisation.

3.2.8 Shareholders' Equity

Shareholders' equity of $3,626 million represents 7.14% of total assets as at 30 September 2001.


Shareholders' Equity
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
$ billion
9.00%
8.75%
8.50%
8.25%
8.00%
7.75%
7.50%
7.25%
7.00%
Sep-97
Sep-98
Sep-99
Sep-2000
Sep-2001
Ordinary equity
Other equity
Converting Preference Shares
Total Equity as a percentage of Total Assets
Unissued equity
Depositary Capital Securities
PRYMES

Shareholders' equity comprises ordinary equity of $2,821 million, preferred resetting yield marketable securities of $291 million, depositary capital securities of $334 million, and retained profits and other equity of $180 million.

Below is a table detailing the movements in ordinary equity during the current year.

	$M	Number of Shares
Balance as at 1 October 2000	2,659	455,439,731
Off market buy back	(376)	(22,790,119)
Conversion of 24.0 million converting preference shares	360	28,168,842
Conversion of the STRYPES unissued allotted capital	140	18,440,000
Shares issued under various plans:		
Dividend Reinvestment Plan	12	732,044
Employee Reward Share Plan (page 45)	-	479,534
Employee Performance Share Plan (page 46)	-	248,200
Executive Option Plan (page 47)	27	3,110,000
Share issue costs	(1)	-
Balance as at 30 September 2001	2,821	483,828,232

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared a final dividend of 34 cents per ordinary share. This represents a net dividend payout ratio of 91.7% after goodwill amortisation (70.8% before goodwill amortisation).

The dividend will be fully franked at 30% and will be paid on 14 December 2001. Ordinary shares will trade ex-dividend on 26 November 2001.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 30 November 2001 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan ('DRP')

The DRP will operate for the final ordinary dividend. There will be a discount of 2.5% and participation will be from a minimum of 100 ordinary shares with no cap. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 23 November 2001. DRP Application Forms are available from the Registry and will also be sent to shareholders with the Bank's Notice of Annual General Meeting.

The DRP has been underwritten by Credit Suisse First Boston to ensure at least $120 million of the 2001 year final dividend is reinvested in St.George.


Ordinary Dividends and Earnings per Share
Cents per share
70
65
60
55
50
45
105.0
100.0
95.0
90.0
85.0
80.0
75.0
70.0
65.0
Cents per share
52
52
52
55
65
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Ordinary dividend (LHS)
Basic earnings per ordinary share (before goodwill and significant items) (RHS)

[1]Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney

3.3.1 Dividends (cont...)

Preference Shares

The following tables outline the dividend entitlements relating to each class of Preference Share.

Converting Preference Shares (CPS)			
Period	Payment date	Amount ($'m)	Franked
1 October 2000 – 28 November 2000	28 Nov 2000	5	100% franked at 34%
29 November 2000 – 29 March 2001	29 March 2001	11	100% franked at 34%

Depositary Capital Securities ('DCS')			
Period	Payment date	Amount ($'m)	Franked
1 October 2000 - 31 December 2000	31 Dec 2000	9	No
1 January 2001 - 30 June 2001	2 July 2001	21	No
1 July 2001 - 30 September 2001	31 Dec 2001	11	No
1 October 2001 - 31 December 2001	31 Dec 2001	10	No

The dividend payable on 31 December 2001 is based on AUD/USD exchange rates as at 30 September 2001.

Preferred Resetting Yield Marketable Equity Securities			
Period	Payment date	Amount ($'m)	Franked
21 February 2001 - 20 August 2001	20 August 2001	9	100% franked at 30%
21 August 2001 – 30 September 2001	20 February 2002	3	100% franked at 30%
1 October 2001 – 20 February 2002	20 February 2002	6	100% franked at 30%

3.3.2 Capital Adequacy

The Group has a Tier 1 ratio of 8.1% and a total capital ratio of 11.1%. The reduction in the total capital ratio from 30 September 2000 is mainly due to the repayment of subordinated debt.

As at	**Sept 2001 $m**	March 2001 $m	Sept 2000 $m
Qualifying Capital:			
Tier 1			
Share capital	**3,127**	3,093	3,174
Reserves	**665**	544	497
Retained profits	**102**	106	77
Less: Goodwill and other APRA deductions (1)	**(1,515)**	(1,574)	(1,574)
Total Tier 1 capital	**2,379**	2,169	2,174
Tier 2			
Asset Revaluations	**34**	28	24
Subordinated Debt	**734**	739	951
General provision for doubtful debts (not tax effected)	**133**	136	132
Total Tier 2 capital	**901**	903	1,107
Less: **Deductions from capital** (2)	**40**	40	40
Total Qualifying Capital	**3,240**	3,032	3,241
Risk Weighted Assets	**29,226**	28,002	28,102
Risk Weighted Capital Adequacy Ratio:			
Tier 1	**8.1%**	7.7%	7.7%
Tier 2	**3.1%**	3.2%	3.9%
Less: Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**11.1%**	10.8%	11.5%

(1) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.

(2) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.


Capital Adequacy
$ million
30,000
29,000
28,000
27,000
26,000
25,000
24,000
23,000
22,000
15.0%
13.0%
11.0%
9.0%
7.0%
5.0%
27,264
24,860
24,883
28,102
29,226
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Risk Weighted Assets
Total Capital Ratio

3.3.3 Average Balance Sheets

Average Balance Sheet For the Year Ended 30 September 2001	**Average Balance $m**	**Interest $m**	**Average Rate**
INTEREST EARNING ASSETS :			
Cash and liquid assets	125	4	3.20%
Due from other financial institutions	155	4	2.58%
Investment / trading securities	4,694	284	6.05%
Loans and other receivables	39,815	3,019	7.58%
Total interest earning assets	44,789	3,311	7.39%
NON-INTEREST EARNING ASSETS :			
Bills receivable	47		
Property, plant and equipment	554		
Other assets	4,498		
Provision for doubtful debts	(184)		
Total non-interest earning assets	4,915		
TOTAL ASSETS	49,704		
INTEREST BEARING LIABILITIES :			
Retail funding	24,038	919	3.82%
Other deposits	8,465	491	5.80%
Due to other financial institutions	482	13	2.70%
Short term borrowings - Domestic	2,828	162	5.73%
- Offshore	3,562	212	5.95%
Long term borrowings - Offshore	4,872	279	5.73%
Total interest bearing liabilities	44,247	2,076	4.69%
NON-INTEREST BEARING LIABILITIES :			
Bills payable			
Other non-interest bearing liabilities	163		
	1,622		
Total non-interest bearing liabilities	1,785		
TOTAL LIABILITIES	46,032		
SHAREHOLDERS' EQUITY (1)	3,672		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	49,704		
Interest Spread (2)			2.70%
Interest Margin (3)			2.76%

(1) Weighted average number of ordinary shares outstanding for the year were 466.2 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balance Sheets (cont…)

Average Balance Sheet **For the Year Ended 30 September 2000**	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	199	5	2.51%
Due from other financial institutions	153	5	3.27%
Regulatory deposits	-	-	0.00%
Investment / trading securities	5,077	321	6.32%
Loans and other receivables	38,022	2,863	7.53%
Total interest earning assets	43,451	3,194	7.35%
NON-INTEREST EARNING ASSETS :			
Bills receivable	222		
Property, plant and equipment	563		
Other assets	3,583		
Provision for doubtful debts	(177)		
Total non-interest earning assets	4,191		
TOTAL ASSETS	47,642		
INTEREST BEARING LIABILITIES :			
Retail funding	22,418	865	3.86%
Other deposits	9,377	550	5.87%
Due to other financial institutions	350	7	2.00%
Short term borrowings - Domestic	2,627	150	5.71%
- Offshore	2,746	158	5.75%
Long term borrowings - Offshore	4,875	292	5.99%
Total interest bearing liabilities	42,393	2,022	4.77%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	196		
Other non-interest bearing liabilities	1,446		
Total non-interest bearing liabilities	1,642		
TOTAL LIABILITIES	44,035		
SHAREHOLDERS' EQUITY (1)	3,607		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	47,642		
Interest Spread (2)			2.58%
Interest Margin (3)			2.70%

(1) Weighted average number of ordinary shares outstanding for the year were 463.0 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balance Sheets (cont...)

Average Balance Sheet For the Year Ended 30 September 1999	**Average Balance $m**	**Interest $m**	**Average Rate**
INTEREST EARNING ASSETS :			
Cash and liquid assets	172	4	2.33%
Due from other financial institutions	163	5	3.07%
Regulatory deposits	303	-	0.00%
Investment / trading securities	3,666	198	5.40%
Loans and other receivables	36,809	2,626	7.13%
Total interest earning assets	41,113	2,833	6.89%
NON-INTEREST EARNING ASSETS :			
Bills receivable	202		
Property, plant and equipment	565		
Other assets	3,386		
Provision for doubtful debts	(206)		
Total non-interest earning assets	3,947		
TOTAL ASSETS	45,060		
INTEREST BEARING LIABILITIES :			
Retail funding	22,161	782	3.53%
Other deposits	8,328	436	5.24%
Due to other financial institutions	299	5	1.67%
Short term borrowings - Domestic	2,279	115	5.05%
- Offshore	1,432	76	5.31%
Long term borrowings - Offshore	5,326	280	5.26%
Total interest bearing liabilities	39,825	1,694	4.25%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	158		
Other non-interest bearing liabilities	1,301		
Total non-interest bearing liabilities	1,459		
TOTAL LIABILITIES	41,284		
SHAREHOLDERS' EQUITY (1)	3,776		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	45,060		
Interest Spread (2)			2.64%
Interest Margin (3)			2.77%

(1) Weighted average number of ordinary shares outstanding for the year were 461.8 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the year ended 30 September 2001 and 30 September 2000. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	September 2001 over September 2000			September 2000 over September 1999		
	-----------Change Due to-----------			------------Change Due to----------		
	Volume $ m	Rate $ m	Total $ m	Volume $ m	Rate $ m	Total $ m
INTEREST EARNING ASSETS :						
Cash and liquid assets	(2)	1	(1)	1	-	1
Due from other financial institutions	-	(1)	(1)	-	-	-
Investment / trading securities	(24)	(13)	(37)	89	34	123
Loans and other receivables	136	20	156	91	146	237
CHANGE IN INTEREST INCOME	110	7	117	181	180	361
INTEREST BEARING LIABILITIES :						
Retail funding	63	(9)	54	10	73	83
Other funding	(53)	(6)	(59)	62	52	114
Due to other financial institutions	3	3	6	1	1	2
Short term borrowings						
- Domestic	11	1	12	20	15	35
- Offshore	47	7	54	76	6	82
Long term borrowings						
- Offshore	-	(13)	(13)	(27)	39	12
CHANGE IN INTEREST EXPENSE	71	(17)	54	142	186	328
CHANGE IN NET INTEREST INCOME	39	24	63	39	(6)	33

3.3.5 Derivatives

The major categories of risk managed by the Bank are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore, provide protection to income streams from volatile interest rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	**30 September 2001**		31 March 2001		30 September 2000	
	Notional Amount	**Credit Equivalent***	Notional Amount	Credit Equivalent*	Notional Amount	Credit Equivalent
	$m	**$m**	$m	$m	$m	$m
Foreign Exchange						
Futures	-	-	13	-	-	-
Spot, Forwards	**17,390**	**508**	16,104	724	16,319	530
Swaps	**5,528**	**1,647**	5,321	1,604	5,625	1,090
Options	**1,563**	**23**	1,007	20	139	2
Total	**24,481**	**2,178**	22,445	2,348	22,083	1,622
Interest Rate						
Futures	**10,739**	-	11,445	-	7,871	-
Forward Rate Agreements	**12,430**	**9**	15,700	5	19,367	3
Swaps	**49,256**	**440**	41,820	451	50,241	289
Options	**61**	-	58	-	121	-
Total	**72,486**	**449**	69,023	456	77,600	292
Grand Total	**96,967**	**2,627**	91,468	2,804	99,683	1,914

* Credit Equivalent - represents a measure of the potential loss to the Group as a result of non- performance by counterparties.

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

3.3.5 Derivatives (cont...)

The St.George risk rating system has six levels of classification based upon Standard and Poor's International Rating system. The levels are:

Level	International Rating
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $97.0 billion as at 30 September 2001 (30 September 2000: $99.7 billion).


Counterparty Credit Risk
Contribution
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
17.79%
39.97%
39.28%
2.08%
0.24%
0.63%
1
2
3
4
5
6
Level

3.3.6 Employee Share Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998.

Employee Reward Share Plan

The Employee Reward Share Plan provides eligible employees with up to $1,000 value in ordinary shares per annum at no cost. Allocations under the Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff and overriding Board discretion.

Details of issues under this plan are as follows:

Allocation date	Number of Shares allocated	Issue Price ($)	Participating Employees	Shares/Employee
12 January 2001	479,534	13.90	6,754	71

Employee Share Purchase Plan

All permanent salary packaged employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Employee Share Purchase Plan.

Details of shares acquired under this plan are as follows:

Allocation date	Number of Shares acquired	Average Purchase Price ($)	Participating Employees
1 December 2000	78,484	13.11	211
20 December 2000	17,830	13.44	10
12 January 2001	287,573	13.91	356
29 May 2001	59,869	15.22	191
8 June 2001	25,614	15.57	12

Shares are acquired on market or issued. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue, less brokerage, stamp duty and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational.

The 1 December 2000 and 29 May 2001 allocation included 3,263 and 2,809 shares respectively, allocated to the Managing Director, Mr Ed O'Neal (since deceased).

3.3.6 Employee Share Plans (cont…)

Employee Performance Share Plan ('Performance Share Plan')

In accordance with the Rules of the Performance Share Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised. Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Share Plan are as follows:

			Movement during the year					
Date Awards Granted	Vesting Date	Awards outstanding 1 Oct 2000	Number of Awards Granted	Number of Awards Forfeited	Number of Shares Allotted	Market Value ($)	Awards outstanding 30 Sep 2001	Senior Executives in Plan
31-Aug-98	23-Feb-01	201,000			192,000	2,805,100	9,000	-
30-Nov-98	30-Mar-01	15,000		15,000			-	
30-Nov-98	30-Mar-02	15,000		15,000			-	1
30-Nov-98	30-Sep-02	20,000		20,000			-	
30-Nov-98	30-Sep-02	-	50,000				50,000	
22-Feb-99	23-Feb-01	16,500			12,500	183,650	4,000	1
24-May-99	27-Apr-01	7,500			7,500	113,400	-	-
02-Jun-99	08-Dec-01	3,000					3,000	
02-Jun-99	08-Dec-02	3,000					3,000	1
02-Jun-99	08-Jun-03	3,000					3,000	
28-Jun-99	23-Feb-01	5,000			5,000	75,800	-	
20-Jul-99	19-Jul-01	16,667					16,667	1
20-Jul-99	19-Jul-02	16,666					16,666	
29-Nov-99	30-Nov-00	10,000			10,000	142,500	-	-
20-Dec-99	20-Dec-00	3,000			3,000	41,970	-	
20-Dec-99	20-Dec-01	3,000					3,000	1
20-Dec-99	20-Dec-02	3,000					3,000	
04-Jan-00	04-Jan-01	1,000			1,000	13,990	-	-
04-Jan-00	04-Jan-02	1,000		1,000			-	
28-Feb-00	31-Aug-00	2,500					2,500	1
28-Feb-00	31-Aug-02	2,500					2,500	
17-Mar-00	17-Mar-01	7,200			7,200	112,896	-	-
01-Nov-00	15-Nov-02	-	752,933	85,239			667,694	105
01-Nov-00	15-Nov-03	-	376,467	47,467			329,000	
29-Nov-00	30-Nov-04	-	10,000		10,000	136,000	-	-
29-Jan-01	30-Nov-04	-	4,000				4,000	1
29-Jan-01	30-Nov-04	-	2,000				2,000	
05-Feb-01	15-Nov-02	-	22,711				22,711	1
05-Feb-01	15-Nov-03	-	12,700				12,700	
05-Mar-01	15-Nov-02	-	8,250	5,250			3,000	2
05-Mar-01	15-Nov-03	-	6,000	4,500			1,500	
14-Mar-01	15-Nov-02	-	1,047				1,047	1
14-Mar-01	15-Nov-03	-	897				897	
19-Mar-01	15-Nov-02	-	2,571				2,571	1
19-Mar-01	15-Nov-03	-	1,929				1,929	
12-Apr-01	15-Nov-02	-	4,706				4,706	1
12-Apr-01	15-Nov-03	-	4,033				4,033	
01-Jul-01	15-Nov-02	-	750				750	1
01-Jul-01	15-Nov-03	-	1,500				1,500	
TOTAL		355,533	1,262,494	193,456	248,200	3,625,306	1,176,371	119

The outstanding awards have a market value of $17.8 million as at 30 September 2001.

3.3.7 Executive Option Plan and Non-Executive Directors' Share Purchase Plan

Executive Option Plan ('Option Plan')

Executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Group achieving a prescribed performance hurdle. Separate performance hurdles were established in relation to the exercise of options issued to the late Managing Director, Mr O'Neal, under the Option Plan. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are ineligible to participate in the Option Plan.

Details of options granted under the Option Plan are as follows:

						Movement during the year				
Date Options Granted	Exercise Period [1]			Exercise Price [2] ($)	Options outstanding 1 Oct 2000	Number of Options Granted	Number of Options Forfeited	Number of Options Exercised	Awards outstanding 30 Sep 2001	Senior Executives in Plan [3]
23-Feb-98	23-Feb-01	to	23-Feb-03	$8.58	2,910,000		80,000	2,750,000	80,000	1
23-Feb-98	03-Jul-00	to	03-Jul-01	$8.58	80,000			80,000	-	
23-Feb-98	03-Aug-00	to	03-Aug-01	$8.58	180,000			180,000	-	-
23-Feb-98	09-Oct-00	to	09-Oct-01	$8.58	100,000			100,000	-	
30-Nov-98	30-Mar-01	to	30-Nov-03	$10.30	75,000				75,000	
30-Nov-98	30-Mar-02	to	30-Nov-03	$10.30	75,000		75,000		-	
30-Nov-98	30-Sep-02	to	30-Nov-03	$10.30	75,000		75,000		-	1
30-Nov-98	15-Nov-02	to	30-Nov-03	$10.30	-	75,000			75,000	
30-Nov-98	15-Nov-03	to	30-Nov-03	$10.30	-	75,000			75,000	
30-Nov-98	30-Nov-01	to	30-Nov-03	$10.30	120,000				120,000	1
18-Dec-98	18-Nov-00	to	18-Dec-03	$9.41	500,000				500,000	
18-Dec-98	18-Nov-01	to	18-Dec-03	$9.41	500,000				500,000	1
18-Dec-98	18-Nov-02	to	18-Dec-03	$9.41	500,000				500,000	
02-Jun-99	08-Dec-01	to	02-Jun-04	$10.73	30,000				30,000	
02-Jun-99	08-Dec-02	to	02-Jun-04	$10.73	30,000				30,000	1
02-Jun-99	08-Jun-03	to	02-Jun-04	$10.73	30,000				30,000	
20-Jul-99	19-Jul-02	to	20-Jul-04	$10.95	200,000				200,000	1
09-Aug-99	09-Aug-02	to	09-Aug-04	$10.34	50,000				50,000	1
03-Nov-99	03-Nov-02	to	03-Nov-04	$10.34	45,000		45,000		-	-
20-Dec-99	20-Dec-02	to	20-Dec-04	$10.86	80,000				80,000	1
17-Mar-00	17-Mar-03	to	17-Mar-05	$11.39	30,000				30,000	1
01-Nov-00	15-Nov-02	to	01-Nov-05	$11.14	-	133,333			133,333	1
01-Nov-00	15-Nov-03	to	01-Nov-05	$11.14	-	66,667			66,667	
15-Dec-00	15-Dec-03	to	15-Dec-05	$13.38	-	200,000			200,000	
15-Dec-00	15-Dec-03	to	15-Dec-05	$13.38	-	200,000			200,000	1
15-Dec-00	15-Dec-03	to	15-Dec-05	$13.38	-	200,000			200,000	
				TOTAL	5,610,000	950,000	275,000	3,110,000	3,175,000	11

1. The options may be exercisable at an earlier date as prescribed by the Option Plan rules.
2. A premium is added to the exercise price of the options that represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the period from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan rules.
3. Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

3.3.7 Executive Option Plan and Non-Executive Directors' Share Purchase Plan (cont...)

Non-Executive Directors' Share Purchase Plan ('Directors' Plan')

Shareholders approved the Directors' Plan at the Group's Annual General Meeting held on 17 December 1999.

All non-executive directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares less brokerage, stamp duty and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational.

Details of shares allocated under the Directors' Plan are as follows:

Allocation date	Shares acquired	Average Purchase Price ($)	Participating Non-Executive Directors
1 December 2000	11,440	13.11	5

4 Further Information

4.1 Branches

As at	**Sept 2001**	March 2001	Sept 2000
New South Wales	**224**	226	227
Australian Capital Territory	**14**	13	13
Queensland	**22**	23	23
Victoria	**30**	30	30
South Australia	**113**	111	114
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total (1)	**409**	409	413
Assets per branch - $m	**124**	117	120
Net Profit (2) per branch (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**1,330**	1,276	1,094
- after income tax, OEI, goodwill and before significant items - $'000	**1,088**	1,032	850

(1) There were 37 Automated Banking Centres (ABC) at 30 September 2001.
(2) Before Preference Dividends.

4.2 Staffing (full time equivalents)

As at	**Sept 2001**	March 2001	Sept 2000
New South Wales	**4,411**	4,377	4,527
Australian Capital Territory	**154**	164	182
Queensland	**232**	247	252
Victoria	**263**	274	299
South Australia	**1,157**	1,247	1,482
Western Australia	**76**	81	95
Northern Territory	**31**	33	35
	6,324	6,423	6,872
SEALCORP	**583**	558	599
Scottish Pacific	**154**	144	148
Total Permanent and Casual Staff(1)	**7,061**	7,125	7,619
Assets per staff - $m	**7.2**	6.7	6.5
Staff per $m assets - No.	**0.14**	0.15	0.15
Net Profit (2) per average staff (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**75.2**	71.3	58.0
- after income tax, OEI, goodwill and before significant items - $'000	**61.5**	57.7	45.0

(1) The total Group workforce comprises permanent, casual and temporary staff and contractors. Traditionally, total permanent and casual staff is indicative of movement in operating expenses. However with large projects such as the Advance Bank integration, Y2K, GST, and the Group Redesign the Total Group Workforce including temporary and contract labour provides an alternative view, given that many of these costs have impacted deferred expenditure:

Total Group Workforce(3)	**7,704**	8,131	8,434

(2) Before Preference Dividends.
(3) The 1,400 position reductions achieved to through Best Bank were realised in the period between 31 July 2000 and 30 September 2001. During that period Total Group Workforce dropped 970 from 8,674 to 7,704.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
26 November 2001	Ex-dividend trading for final ordinary share dividend
30 November 2001	Record date for final ordinary share dividend
14 December 2001	Payment of final ordinary dividend
14 December 2001	Annual General Meeting
31 March 2002	Financial half-year end

Proposed Dates

Date	Event
31 January 2002	Ex-dividend trading for PRYMES
6 February 2002	Record date for PRYMES
20 February 2002	Payment date for PRYMES
7 May 2002	Announcement of financial profit and interim ordinary dividend
27 May 2002	Melbourne Shareholder Information Meeting
12 June 2002	Ex-dividend trading for interim ordinary share dividend
18 June 2002	Record date for interim ordinary share dividend
2 July 2002	Payment of interim ordinary dividend

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-2	A3
Fitch	F1	A+

Further Information

Media:

Adam Cooke
Corporate Relations General Manager
Phone: (02) 9952-1249
Fax: (02) 9952-2072

Analysts:

Sean O'Sullivan
Investor Relations Manager
Phone: (02) 9952-2478
Fax: (02) 9952-1066

st.george

St.George Bank Limited
ABN 92 055 513 070

20 November 2001

Please reply to:
Michael Bowan
Level 8, 182 George Street
Sydney NSW 2000
Email: bowanm@stgeorge.com.au
Telephone: (02) 9236 1205
Facsimile: (02) 9236 1899

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

AUSTRALIAN STOCK EXCHANGE
SGB000416

Dear Sir

ST.GEORGE BANK LIMITED
CONCISE AND FULL FINANCIAL REPORTS

I attach two copies of the St.George Bank Limited Concise Annual Report which we are in the process of mailing to our shareholders and two copies of the St.George Bank Limited Full Financial Report.

Yours sincerely

Rhonda Lee Quan
Secretary

02 MAY 21 AM 10: 3

It isn't about being the biggest...

...it's about being the best.

The Year In Review

Concise Financial Report



It's about results

Click here to view 2001 Full Financial Report

*Prior to printing any of the following pages, please go to Page Setup on your computer and change the print setting to Landscape.

Note
All page references relate to the printed version of the 2001 Concise Annual Report

CONCISE ANNUAL REPORT 2001

st.george

02 MAY 21 AM 10:

tribute to Ed O'Neal


Ed O'Neal 1944 - 2001

The sudden death of St.George Bank's Managing Director and Chief Executive Officer, Edward Asbury O'Neal, in September 2001, shocked and saddened us all.

An inspirational leader, Ed was admired by everyone who had the privilege of meeting him. He stood apart through his charisma, congeniality, honesty, commitment and passion. He was an easy man to like and respect.

Ed was extremely popular with staff. He often remarked on their energy and motivation, skills, dedication and discipline. He introduced the Star Awards for employees who excelled in customer service. He actively joined staff activities and let them know he was just another part of the team.

Passionate about St.George customers, Ed was committed to deepening relationships with them. He genuinely believed that St.George was better placed than any Australian bank to provide customers with valuable lifestyle solutions.

He was also committed to creating the best bank St.George could be for shareholders, particularly the 110,000 or so small investors who rely on the Bank's solid returns to make a difference in their lives.

Most of all, Ed was a devoted family man. He and his wife Dianne had recently completed extensive renovations to their Sydney home. Together they spent weekends on their country property in the NSW Southern Highlands. As often as possible they would spend time with their only child, Edward, who is completing his schooling in the United States.

A career banker, Ed was appointed CEO and Managing Director of St.George in May 1998 after enjoying a distinguished banking career in the United States.

After 23 years with Chemical Bank, he went on to become Vice Chairman at the Bank of Boston.

He was the driving force behind St.George's structural and financial achievements over the past few years. He devoted his last years to making St.George Bank stand out as a genuine alternative in Australian banking.

Ed's popularity was clearly evidenced by the enormous number of tributes that flowed in from staff, friends and business leaders in Australia and from around the world. His family has taken great comfort from these messages.

The results of Ed's efforts to improve St.George's operations and share price are reflected strongly in the market place. Our sadness is that he didn't live to enjoy all the fruits of his endeavours. We are confident his positive contribution will continue to shine through.

Ed wrote the following words for the annual report. We know he would have wished them to be communicated to shareholders:

'Our ownership restrictions - which have made us difficult to takeover, become easier to change in July next year.

'I welcome this change. I believe we need to be seen as standing on our own feet - without regulation - as a viable and independent financial institution offering a real alternative.

'I welcome the change because we're a robust company with strong growth potential.

We're entering the new year with our best-ever financial performance. We've built a real momentum in our results. Our credit quality is strong. Our customer satisfaction is superior to that of our competitors.

'The St.George brand is extremely strong. We stand for something different. And that's our goal. Not to be the biggest, but to be the best.

'St.George is delivering on its promises. We still have major challenges ahead, but I believe we're extremely well positioned for our shareholders to reap the rewards of our passion for customers and our commitment to achieving results.'

contents | top | exit

...it's about achieving goals.



Frank J Conroy
Executive Chairman

'We believe that our best course of action is to remain focused on continuing to improve our performance for shareholders, thereby strengthening our position in the market place.'

St.George is strongly positioned for a solid independent future, well beyond July 2002. The Bank has achieved genuine organic growth, robust earnings and a solid performance.

This is the result of the untiring focus and dedication of our late Managing Director, Ed O'Neal, his executive team and the staff of St.George. On behalf of the Board, I wish to thank them for their excellent contribution in bringing the Bank to such a healthy position.

The Board and staff were deeply saddened by the sudden loss of Ed O'Neal. He was an energetic leader and contributed immensely to the Bank's position. He will be greatly missed.

The Board has authorised an executive search to find an appropriate and committed leader for St.George in the future. In the interim, the Board has appointed me Executive Chairman. I have appointed BankSA Managing Director Lou Morris, as St.George's Acting Chief Operating Officer to assist me. I should like to thank everyone for their support during this difficult time.

St.George's result to 30 September 2001 - the best in the Bank's history - comes from the dedicated efforts of all employees to make St.George a powerful alternative in Australian banking.

The profit available to ordinary shareholders was $336 million, an increase of 17.5 per cent on the previous year's record. The 2001 result was adversely impacted by significant items of $50 million ($40 million after tax). These items comprise write-downs of certain investments of $58 million ($46 million after tax) and write-backs of excess provisions of $8 million ($6 million after tax).

Earnings per share, before significant items and goodwill amortisation, grew by 22.8 per cent to 101.9 cents. The return on average ordinary equity was a commendable 16.56 per cent, against 13.86 per cent in 2000. This was achieved through profit improvements across key areas of the organisation, combined with major capital management initiatives undertaken in the first part of the year.

Shareholders will receive a final fully franked dividend of 34 cents per ordinary share, taking the total ordinary dividend for the year to 65 cents, an increase of 10 cents or 18.2 per cent on last year.

The Board is pleased to announce that the Dividend Reinvestment Plan (DRP) will operate for the final dividend. There will be a discount of 2.5 per cent and participation will be from a minimum of 100 shares with no cap. The DRP has been underwritten to ensure at least $120 million of the 2001 final dividend is reinvested in St.George.

The expense to income ratio, calculated after excluding goodwill and significant items, improved substantially. It fell to 53.6 per cent from 58.2 per cent. Improvement resulted from containing operating expenses, maintaining interest margins and strongly growing non-interest income.

Non-interest income grew by 23.6 per cent to $682 million (before significant items). This accounts for 35.6 per cent of total revenue, up from 32.0 per cent over the previous period. The growth came from healthier business volumes, better fee collection and some fee adjustments introduced as part of the Bank's value-based pricing policy.

The Best Bank redesign program contributed to substantial improvements in both operating expenses and revenue, the latter growing 11.2 per cent to $1.92 billion before significant items.

Despite intense competition in mortgage margins through the year, the interest margin increased slightly to 2.76 per cent from 2.70 per cent in the previous year.

Our excellent credit quality led to relatively low levels of provisioning and impaired assets. We

EARNINGS PER ORDINARY SHARE (CENTS)
(before goodwill amortisation and significant items)



70.1
74.7
77.4
83.0
101.9
SEPT 1997
SEPT 1998
SEPT 1999
SEPT 2000
SEPT 2001

Basic earnings per ordinary share were 101.9 cents (before goodwill amortisation and significant items) and 72.1 cents (after goodwill amortisation and significant items).

had favourable outcomes in residential and consumer loans in both absolute and relative terms.

St.George is in a strong position at this point in the credit cycle due, in part, to our relatively small exposure to problematic loans to large corporations. Our net impaired assets at year end amounted to just 0.10 per cent of total assets.

Capital management initiatives

During the year, the Group's total assets increased to $50.8 billion from $49.6 billion at 30 September 2000. This was after taking into account two successful mortgage-backed securitisations, issued to the offshore and domestic markets in February and September, totalling $3.28 billion.

We also introduced a number of capital management initiatives. This was to maintain appropriate capital levels to support the Bank's operations, generally lowering the overall cost of capital and enhancing earnings per share.

In March, the Bank converted $360 million of convertible preference shares into 28.2 million ordinary shares. Holders of these securities were paid a pro-rata dividend of 44.8 cents for the period to the conversion date on 29 March 2001.

The Bank offered shareholders two innovative instruments to effect its share buy-back and new preference share issue in February and March. They were designed to benefit St.George shareholders as widely as possible and both proved extremely popular.

Our PRYMES (Preferred Resetting Yield Marketable Equity Securities) issue offered a preferred share with a highly competitive, fully franked dividend rate of 6.36 per cent. Our sell back rights gave shareholders the opportunity to participate in the generous buy-back price, whether or not they wished to sell shares back to the Bank.

Unfortunately, after lengthy discussions with the Australian Tax Office, we were informed in August that the sell back rights would be liable to income tax. Although we disagree strongly with the ATO ruling and have taken legal advice on shareholders' behalf, we immediately informed shareholders of the decision. We are committed to contest this issue in the courts and will keep shareholders informed of further developments.

OPERATIONAL PROFIT ($M)
UNDERLYING PROFIT



501
665
709
747
887
SEPT 1997
SEPT 1998
SEPT 1999
SEPT 2000
SEPT 2001

Excludes the effect of income tax, significant items, bad and doubtful debts expense, goodwill amortisation, Year 2000 compliance costs and GST implementation costs.
Underlying profit increased 18.8 per cent to $887 million from $747 million last year.

Merger talks

During the year, St.George explored the opportunity to merge with BankWest. The advantages for us would have included increasing our customer base and geographic spread. It would have strengthened our national position with market leadership in both the South Australian and West Australian markets.

We recognised, however, that it was not a strategic imperative for St.George's independent future. We ceased negotiations in late August when we were unable to structure a deal that was sufficiently attractive to both sets of shareholders.

Ownership restrictions

From 1 July 2002, the Bank's ownership restriction that limits single shareholders to no more than 10 per cent of the Bank's shares will be able to be changed by shareholders special resolution. At that time, we will effectively assume a similar status to other companies with open share registers.

We believe that our best course of action is to remain focused on continuing to improve our performance for shareholders, thereby strengthening our position in the market place.

Theme

The theme of this year's annual report reflects elements of the Bank's new branding campaign that clearly positions St.George as recognisably different in the financial market place.

St.George is in a category of its own. With an asset base of more than $50 billion, we are ranked after the four major banks, but a long way ahead of Australia's regional banks. The Bank's goal is not to be the biggest, but to be the best in what we do.

We have over 400 banking centres with representation in every major Australian city. We have a concentrated position in New South Wales and the Australian Capital Territory under the St.George brand and in South Australia as BankSA. Our 7,000-plus employees provide the full spectrum of financial services to our 2.6 million retail, commercial and corporate customers, posting strong returns for our more than 110,000 shareholders, many of whom are small investors.

Strategic horizons

In previous reports, we outlined our efforts to

EXPENSE TO INCOME (%)


59.0
58.0
58.3
58.2
53.6
SEPT 1997
SEPT 1998
SEPT 1999
SEPT 2000
SEPT 2001

The expense to income ratio (before goodwill amortisation and significant items), was 53.6 per cent compared to 58.2 per cent last year.

RETURN ON AVERAGE ORDINARY EQUITY (%)


11.22
11.64
12.20
13.86
16.56

In previous reports, we outlined our efforts to satisfy fully customer and shareholder expectations. St.George has not lost sight of its key priorities. This year we introduced the Three Horizon Strategy to help place our strategies into a long term context.

The three horizons help focus us on becoming the best bank we can be through a series of concurrent activities over different time horizons.

The first horizon is to improve, extend and defend our core banking business. We see this as the main profitability driver over the next few years. The key components of this horizon are our Best Bank initiative and our focus on improving the amount of business we do with our customers.

The second horizon is to invest in high-growth and high-return complementary businesses that extend the depth and reach of our financial services businesses. Some key investments in this horizon include SEALCORP, WealthPoint, Scottish Pacific, the St.George Private Bank and Advance Asset Management.

Our third horizon is to invest conservatively in new business models and opportunities. All evidence shows that companies committed to exploring this horizon are the ones that have sustainable long-term growth. With this strategy, we aim to acquire or develop a limited number of potentially high-growth businesses.

New horizons

We recognise that our most valuable resource is not financial capital, but human capital. The quality of our people and their commitment to the Bank are pivotal to us never losing sight of our key driver, customer focus.

While staff morale dipped slightly during the Best Bank process, it has lifted again as our people begin to see the benefits of the redesign and understand their importance in our reinvigorated organisation.

Our staff's commitment is vital in achieving a key first horizon objective - to do more business with our 2.6 million customers. The cost of acquiring customers is increasing, therefore retaining and building on our existing customer base makes economic sense.

During 2001, we improved our products-per-customer ratio to 1.9 up from 1.6 the previous year. We have room for further gains as

SEPT 1997 SEPT 1998 SEPT 1999 SEPT 2000 SEPT 2001

Return on average ordinary equity was 16.56 per cent (before goodwill amortisation and significant items) and 11.71 per cent (after goodwill amortisation and significant items).

ST.GEORGE STRATEGIC HORIZONS


eCommerce Investments
dragondirect
SEALCORP
WealthPoint
Scottish Pacific
Private Bank
Advance Asset Management
Relationship Management and Sales
Best Bank
Profit
Time

we deepen customer relationships. This will be done with care and sensitivity. We are committed to listen carefully to our customers, to assess their requirements and respond to their needs.

Outlook

The Australian banking industry faces a more uncertain operating environment in the coming year. A global economic slowdown and some increased domestic credit quality concerns will impact on the industry's financial performance.

St.George is, however, relatively well placed for this challenging environment. This can be attributed to our conservative lending mix and approach to credit, plus the full year impact of the Best Bank redesign benefits. From this base, we can expect to again deliver double digit percentage growth in earnings per share.

St.George's strategies for the future go well beyond July 2002. We are focused on creating an organisation with sustainable performance. Our consistently improving results highlight our ability to perform at the top end of market expectations. They reinforce our ability to drive shareholder value while delivering superior customer service and satisfaction.

Our aim is to become the most admired bank in Australia by consistently giving customers their best banking experience. Our goal is to build a customer base that is not only extremely satisfied, but also our best advertisement for quality.

St.George has no illusions about how quickly we can achieve our goals. It will take time. As we make improvements every year, we will build one of the best performing independent banks in the country.

Frank J Conroy
Executive Chairman

...it's about providing satisfaction.



For Digby and Gwen Cooke living aboard their own boat while island-hopping the Whitsundays has been one of the most satisfying adventures of a well earned retirement. Being able to manage their respective banking and investments while at sea gives them the freedom to pursue many of their dreams.

We made nearly 1000 improvements to our systems and processes. As a result we achieved our goals of meeting and, in some cases, exceeding our competitors' product and service capabilities.

In independent survey after survey, St.George continues to beat the majors on customer satisfaction nationally. But we have not become complacent. We believe there is always room to improve.

St.George's goal is to provide customers with the best service experience they can have with a bank. To help achieve this, in 1999 we introduced the Best Bank redesign program which we detailed in last year's annual report.

Consulting firm, Aston Associates, assisted St.George with the development of the successful redesign program.

We are pleased to announce that Best Bank was substantially completed by October 2001. We made nearly 1000 improvements to our systems and processes. As a result we achieved our goals of meeting and, in some cases, exceeding our competitors' product and service capabilities.

The redesign has enabled us to accelerate the realisation of operational savings and efficiency improvements. Best Bank's goal was to create a solid platform from which we could grow organically. In the process we achieved significant savings and revenue growth.

MORE SATISFIED CUSTOMERS

Independent surveys continue to show St.George beating the majors on customer satisfaction nationally.

CUSTOMERS SATISFIED WITH FINANCIAL INSTITUTION (% OF RESPONDENTS)
Trend is based on a three month rolling average



JAN 98
JAN 99
JAN 00
JAN 01
AUG 01
St. George Group
Average Majors

Source: Roy Morgan

Around 60 per cent of Best Bank improvements came from streamlining and automating processes, eliminating duplicate activities and giving customers better access to the Group's full range of products and services. The other 40 per cent came from increasing revenue streams.

The two-year program delivered pre-tax benefits of $80 million in the 2001 year, better than our targeted $70 million. From next year, Best Bank is expected to deliver a new target of $145 million in pre-tax benefits, revised upwards by $25 million from the original target of $120 million.

Branch network changes

One Best Bank outcome was to implement a three-tier branch network to align service delivery with customer needs. The Group now has 40 Automated Banking Centres (ABCs) offering electronic services through the internet, telephone and ATMs.

We also have 50 Financial Service Centres (FSCs) offering a full range of banking and wealth management services. These complement the Group's 300 traditional branches nationally.

While many financial institutions are reducing their branch numbers, our Best Bank initiative did not pursue branch closures. As a result we are still providing face-to-face customer support in our sites. At ABCs, customers can both self-serve or seek help from our staff dedicated to showing them how to use electronic channels and the benefits of new products and services.

Customer feedback on ABCs has been positive. Contrary to conventional belief that only the young, technically adept use electronic banking, customers in their 90s are enjoying the experience. We have found that once customers of any age are shown how to use ATMs and the internet, they are comfortable using electronic banking.

Our Financial Service Centres create a 'one stop shop' for personal and business customers' full financial service needs. FSCs differ from traditional branches. They feature product specialists for customers to discuss their more complex financial affairs. Some have multiple queuing for either simple or more complex transactions. This significantly reduces the time customers with simple transactions need to spend in a branch.

We have also improved all branch based technology platforms and processes. Many transactions can now be conducted more easily and quickly, giving staff more time to devote to customers and less to system needs.

Call centres

St.George is also differentiated from the majors by our world's best practice call centre technology. Our advanced systems now give staff the ability to view a customer's complete financial relationship on one screen. Staff can now better offer true solutions and enhance customers' experience of banking via telephone.

We have improved our data systems to enable quicker response times. Customers can use the 'touch tone' interactive voice recognition system to do most of their banking. Without needing to consult an operator, customers can transfer funds, pay bills, redraw on their mortgage payments, stop payments, issue interest instructions, order cheques and access cheque payment details.

Automating and outsourcing

From a catch-up perspective Best Bank has made some important inroads for the Group. We automated some manual processes, such as fee collection and aspects of cash balancing in branches. We outsourced some services, including staff recruitment, property management and facilities, cheque encoding, platform support and certain collection activities. By outsourcing activities previously conducted in branches, we are able to reduce costs while improving functionality.

Systems improvements

Savings from Best Bank are not just financial. For example, we found that across the network customers were averaging 2,400 requests each month for account interest details, but systems

NON-ACCRUAL LOANS



% of Receivables
Net Non-Accrual Loans
65 48 37 26 46
0.18 0.13 0.10 0.07 0.12
SEPT 1997
SEPT 1998
SEPT 1999
SEPT 2000
SEPT 2001

Net non-accrual loans were $46 million compared to $26 million last year. Net non-accrual loans as a percentage of net receivables increased to 0.12 per cent from 0.07 per cent last year. The Bank's level of non-accrual loans is still low by industry standards.

didn't allow branch staff to provide immediate answers in all cases. We have now rectified that.

By creating a bridge between our commercial and retail computer systems, for the first time we can offer commercial and private bank customers, internet, phone services and genuine transactional access through our 400 centres.

Streamlined processes

Many Best Bank achievements help reduce duplication, particularly in lending. While we have been careful to maintain our stringent lending criteria, customers gain from faster decisions on their loan applications and the Bank benefits from retaining or gaining new customers. In addition, St.George customers can also add onto their existing loans through more simplified procedures.

By introducing a lead management system, with automated tracking between business units, the Bank can better follow through on customer referrals and ensure applications are handled in a timely manner. The number of quality cross-divisional referrals and conversions into sales has increased significantly. The efficiency comes from reduced paperwork. Customers benefit from improved response time.



Positioning and pricing

In April 2001, the Group introduced value-based pricing to better match fees to the service channels customers choose. This resulted in slightly higher fees for some customers who need occasional services such as temporary overdrafts. However, most customers accessing the Bank's more cost effective electronic channels are benefiting from our revised fee structure. Value-based pricing will continue to provide sustainable growth in non-interest income across a range of products and services.

Through Best Bank we recognised we could better serve customers by further segmenting our business units. As a result, we established units dedicated to both small business and our premium personal customer segment we have called Gold. We deliberately started with a small pilot program to ensure our support services were established before extending Gold more broadly. This pilot was extremely successful. We now have 50,000 Gold customers. This initiative has led to greater customer retention and satisfaction.

'Gwen had her first home loan with St.George over 40 years ago and I've had my personal account for over 30 years,' said Digby.

'Being a bit smaller than the other banks, St.George

Customer Satisfaction

Best Bank has given St.George the platform from

Best Bank has given St.George the platform from which to grow organically. Customers will benefit through us investing in, and providing them with, the most appropriate services and channels for their needs. Staff will benefit by greater, more varied career opportunities and a sense of working for an organisation that has a clear direction. Shareholders will be rewarded through higher returns.

offers more personalised service and there's a certain satisfaction in that.'

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...it's about offering solutions.


SMITH BROS

When Terry Tzaneros and brother Steven first said 'trust us' to their St.George Bank manager they were standing on a dusty, windswept patch of land, a small trucking company with a portable builders office.

They explained their vision of large warehouses and rows of containers filled with goods from international importers and exporters.

St.George listened.

We have a higher number of satisfied customers who perceive us as friendly, trustworthy, providing good-value products, having a high standard of customer service and helping them achieve their goals.

The Australian financial services market is concentrated and intensely competitive. Even with St.George's extremely high customer satisfaction levels, we recognise the need to remain proactive in continuing to meet our customers' developing needs.

St.George research shows that we are uniquely positioned in our customers' minds. More than any other major bank, we have a higher number of satisfied customers who perceive us as friendly, trustworthy, providing good-value products, having a high standard of customer service and helping them achieve their goals. Even non-customers perceive St.George as having friendly service and a greater proportion of satisfied customers. We are positioned well to consolidate and continue improving our offerings.

St.George is directing energy into expanding its value-based services and options. We are focused on offering customers what they want and what is valuable to them. We are helping them enhance their personal wealth and financial security.

The Bank's first horizon strategy - to improve, extend and defend our core banking business - has the strongest potential to drive profitability in the short to-medium term. With more satisfied customers but lower cross-sell ratios than our competitors, we have a greater potential to increase our business volumes and revenue.

The Bank's lending business remains key for St.George. During the year the Reserve Bank progressively cut interest rates by 150 basis points, or 1.5 per cent, to shore up Australia against a worsening global economy. In September it announced the lowest official cash rate in nearly three years - 4.75 per cent - which had the effect of providing vigour to an already robust home lending market.

During this time of declining interest rates, St.George regained its market share of just under 11 per cent by competitively pricing and aggressively promoting our loans. JB Were's September 2001 Market Share Analysis reported that St.George 'generated the strongest absolute growth among the regionals.'



St.George's Starts Low-Stays Low credit card

- Personal Investor Magazine's Credit Card of the Year 2001
- 55 day interest free Mastercard
- Low 10.99 per cent interest rate
- Judged best value credit card in the marketplace for customers with debts over $5000

St.George-branded home lending increased to record levels each month in the last half of the year. Around a third of these lending volumes were in home equity lending through our popular Portfolio Loan. In the same period BankSA, which remains a market leader in owner-occupied and investment home loans in South Australia, also increased its lending volumes by 37 per cent.

More than 30 per cent of home lending each month is to new customers, expanding our already healthy customer base. More than 80 per cent of home loan customers take at least one other Group product at the time of borrowing, be that a credit card, transaction account and/or home insurance.

Value based products

Even in traditional income streams such as credit cards, we have been enterprising and innovative in response to customers' needs. Earlier this year St.George launched the very popular Starts Low - Stays Low credit card with its 10.99 per cent interest rate. Our customer commitment in offering this 55 day interest-free MasterCard, is to guarantee an interest rate that stays low.

The card is extremely popular with customers and has won plaudits from the community. Cannex, an independent provider of data on financial institutions, judged it the best value credit card in the market place for customers with debts over $5000. It also won the gold medal for Credit Card of the Year from Personal Investor magazine - both examples of our success in providing valuable solutions and great service.

Our market-leading Portfolio Cash Management Account is yet another St.George customer solution. It is a fully functional, high-interest savings account that is extremely attractive to customers who are serious about saving and investment but want the availability of day-to-day transactions. This product has been a true success story of this year.

In keeping with the Bank's objective of developing good value product solutions, St.George introduced the Head Start home loan during the year. Customers were able to make immediate savings through this competitively priced product, its $1000 cash back offer, low cost insurance and low interest credit cards.

Rural solutions

The St.George Group's rural market share is strategically valuable. Although it is a small part of our overall business, we remain focused on providing quality service to this sector.

St.George, primarily through BankSA, offers complete financial solutions to our rural customers, including the Australian Tax Office-approved Farm Management Deposit Account. This tax-effective product allows primary producers to set aside pre-tax income in the good years, establishing cash reserves to manage through low-income periods.

In South Australia, we have been actively involved in rural banking for more than 150 years. We are serving our South Australian and Victorian customers well with this product. We recently expanded this offering to primary producers in rural New South Wales.

Our rural customers are just some of the users of internet banking. Revenues from this channel continue to grow as customers right across the Group choose to bank at their own convenience.

This year, St.George has seen tremendous growth in internet banking. During 2001, our registered internet customers grew 117 per cent, transaction volumes increased by 113 per cent and unsecured lending applications rose by 148 per cent.


INTEREST MARGIN (%)
2.98
2.84
2.77
2.70
2.76
SEPT 1997
SEPT 1998
SEPT 1999
SEPT 2000
SEPT 2001

Interest margin improved to 2.76 per cent compared to 2.70 per cent last year.

Business customer solutions

St.George is constantly assessing market gaps and looking at ways to improve the banking experience of all our customers. In April this year, we introduced an advanced online foreign exchange transaction service through Global Dealer. This product enables business customers to make foreign exchange transactions from their own computers during normal trading hours.

St.George designed and developed this product, which is provided free to our foreign exchange customers, mostly importers and exporters. It provides secure and convenient access to market information and foreign exchange transactions. Customers can make their own foreign currency trades, saving time and money that can be returned to their businesses. The system's unique capability enables them to view their transactional history, giving them more control over managing their portfolios.

Our purchase of Scottish Pacific in May 2000, just before the GST was introduced, is another example of providing solutions to the small to medium (SME) business market. The GST has affected some SME clients, resulting in severe cash flow constraints. Scottish Pacific, a specialist small business and cash flow financier, provides funds to help SMEs continue trading in tough times. It is a valuable service to the SME market and profitable to St.George.

Scottish Pacific and Global Dealer are two innovative and flexible offerings of our strategy to help business customers thrive in the competitive market. We will continue to develop similar services to strengthen our business customers' relationships.

Customer knowledge management

St.George has invested $5.5 million to improve our data warehousing capabilities. This has enhanced the Bank's ability to understand and deliver relevant solutions to our 2.6 million customers.

St.George's data warehouse holds information about customers and their relationship with the



'St.George believed in us and now, after nine years, our family business is the market leader in the container handling field,' said Terry. 'Smith Bros now employ over 350 people throughout our Sydney and Brisbane terminals.'

'We use St.George to provide us with solutions – refinancing

St.George's data warehouse holds information about customers and their relationship with the Bank. During the year we consolidated this data to allow us to provide timely service to our customers when they contact us for information on their accounts. In addition, this will allow us to offer suggestions on other products and services that may be beneficial to our customers. We are committed to maintaining customer privacy in all uses of this information.

A key driver in providing financial solutions is our clear and concerted focus on customers. St.George recognises that if we don't give customers what they want and need, then we can't expect them to make St.George their bank of choice. And this remains our goal. Not to be the biggest, but to be the best in providing solutions.

investing and to help pay our employees. But most of all we stay with St.George because we trust them, as they trusted us.'

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...it's about being innovative.



For many of Rhonda Lane's clients, St.George gave them a home loan at a critical time in their life. That support has proved very powerful because when these people sought out a financial adviser they returned to St.George and have shown enormous loyalty.

The fastest growing segment of the financial services market is wealth management.

To St.George, innovation is developing customer-focused propositions that underscore our difference, then delivering them to market long before our competitors.

Over the past few years, the Bank has made modest investments, many in alliance with other companies, to establish new business models for the future.We have quickly and successfully delivered customers a range of products and platforms that are truly innovative.

St.George recognises that some ideas, while well conceived, may not survive in their original form. Others, however, will become future profit drivers for the Group.

Innovation through alliances

With the right strategy, complementary business alliances and acquisitions can effectively realise goals more quickly and cost effectively. They can be tools for success, a means to achieving goals.

St.George's 100 per cent purchase of WealthPoint post-result date this year was one such acquisition. In 2000, we purchased eight per cent of WealthPoint's ordinary shares.

We also acquired a significant number of convertible preference shares in exchange for the sale of businesses to WealthPoint. This was done to facilitate it becoming the Bank's online wealth management solutions partner.

In October this year, we moved to outright ownership when we received their shareholders' approval to buy the remaining 52.4 million shares that St.George didn't already own, for 60 cents each.

We have great faith in WealthPoint. We firmly believe it is worth more to us in the future than was its recent market value. The company's mainstream functions - including the well regarded Assirt Ratings - create a total wealth management offering that fits well into our second horizon strategy.

The fastest growing segment of the financial services market is wealth management. Market feedback has reinforced our view that privatising WealthPoint will give us a more stable and focused base from which to pursue wealth management technology developments and marketing strategies.

WealthPoint, strongly coordinating with Sealcorp, will enable us to give internaland external


dragondirect
banking without the branch

dragondirect

- Direct distribution strategy capitalises on convenience and price advantages of electronic delivery
- Two products available exclusively via internet and phone banking
- *directsaver*– High interest, at call, online savings account

WealthPoint, strongly coordinating with Sealcorp, will enable us to give internaland external advisers a comprehensive online financial services platform. It will significantly improve St.George financial planners' productivity and control, enabling us to acquire more new clients.

The company's portal has already delivered value-add systems operating in St.George. Its first offering, as the St.George Private Bank website, is progressing well and is being used to attract customers. WealthPoint's first release, a new online adviser system, was delivered in July. The St.George branded versions are now being used by our Private Banking and Financial Planning business units.

We intend a further major release, before year-end, to provide more valuable portfolio management and plan creation tools. Early next year we will link this with our banking systems to support our total wealth management vision across investment and traditional banking.

WealthPoint's advantage is that ultimately, customers with their advisers or on their own, will have the research tools to analyse and manage their wealth online. It will consolidate customers' financial affairs, not just from St.George, but from all financial organisations they deal with. With their financial details in one place they can make relevant, personal decisions to guide their futures.

St.George innovation

St.George takes an innovative approach to creating customer solutions. When Australian banks' customers were, in general, being attracted away from traditional deposit accounts into other, higher paying investments in 1999, we recognised the need to take action.

St.George is immensely nimble in bringing innovative products to market. Thirteen months ago, we devised a new customer proposition, dragondirect, that capitalises on St.George's strong brand without involving the traditional branch network. Launching dragondirect, to compete aggressively with competitors, has allowed us to achieve our strategic goals of both deepening existing customer relationships and acquiring new customers nationally.

The dragondirect platform is innovative. It offers products exclusively by direct distribution, that is, by the internet and phone, which customers can access from anywhere in the world.

Our aim is to grow dragondirect by extending its range of offerings in addition to its already popular savings product. dragondirect recently launched managed fund products and in the future plans to offer a credit card, insurance, a transaction account and a mortgage product.

We recognise that the internet will not suit those customers looking for complex financial advice. But with dragondirect's $2 billion in retail funds, representing increased deposits from existing customers and 70 per cent from new customers, it is clear that customers looking for exceptional value are willing to embrace the convenience of banking through direct channels.

We recently researched dragondirect customers. More than 90 per cent told us they gained considerable advantage from it relative to other products, were satisfied and willing to continue using dragondirect, would buy additional products and services and refer it to friends and family.

Of overwhelming importance was that St.George was standing behind the product. We believe that from this strong base we will be able to successfully leverage future offerings.

- ***directfunds*** **– Two top performing managed funds, with no entry or exit fees**

MANAGED FUNDS (Billion)



2.29
7.80
10.74
13.63
15.20
SEPT 1997
SEPT 1998
SEPT 1999
SEPT 2000
SEPT 2001

Managed Funds increased 11.5 per cent to $15.2 billion this year. SEALCORP funds increased to $11.0 billion from $9.3 billion last year.

Securitisation innovation
The international market is hungry for quality assets. Our experience is that they particularly like the St.George story - our loan quality and the innovative way we package and market our products.

While many banks securitise their loan portfolios (that is, sell loan packages to remove the loans from their balance sheets and free capital to be used for investing in their business), no Australian banks are doing it quite like St.George.

This year under St.George's Crusade brand, which is well known in the US and European markets, we successfully launched two international mortgage backed securitisations. In February, we launched an innovative $1.78 billion mortgage-backed issue. Its efficient five-tranche Australian and US dollar structure appealed to a broad range of investors, including the short-term money market. The innovative package was quickly oversubscribed with new investors taking up 66 per cent of the offering.

In September, we launched our second Crusade global mortgage-backed securities issue for the year (and seventh overall) in New York. This was backed by $1.5 billion of St.George-originated residential mortgage loans and was quickly over-subscribed, again reflecting the excellent quality of our loan book.

These securitisations are complex and involve people with specific expertise across many parts of St.George - retail lending, finance, legal, capital and financial markets. We have now refined our cross-divisional processes to the point that we were able to bring the last issue to market faster than ever before.

Future innovations
Our approach to innovation will provide St.George with high growth, high return businesses in future. We will continue to invest if we believe those investments will add value to our already strong customer offerings.

St.George's management is passionate about achieving results today and creating a superior business for tomorrow. We recognise that companies with a robust future keep an eye on the health of their core business while looking beyond the horizon, always alert to new opportunities.



'Even though I work for St.George I offer independent financial advice. I'm a customer just like anybody else and rely heavily on St.George to provide my clients with innovative and successful products such as ASGARD - our nation's largest master fund.

Efficient products mean I spend less time shuffling paperwork and more time giving relevant, quality advice.

Thanks St.George.'

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...it's about delivering expertise.



Scott Bugden is fussy about his steak. So fussy he knows the station it was raised on and its age in months. The menu at his renowned steakhouse Cha Cha Char is as extensive as his wine list and is one reason the restaurant recently scooped the prestigious national Restaurant and Caterers Association Award for Best Informal Dining in Australia.

In this dynamic market place it is relatively easy to replicate products. What is not easy is replicating expertise.

The basic rules of the new economy haven't changed. Competitive companies need to focus on offering customers products and services they want and can't get elsewhere. In this dynamic market place it is relatively easy to replicate products. What is not easy is replicating expertise.

St.George prides itself on the quality of its people who manage the Bank's offerings. Over the past year, in particular, we have been developing our people's skills and knowledge to better leverage on our high growth businesses' specific services.

Sealcorp

Sealcorp is currently the most outstanding example of our high growth businesses. Sealcorp's strength is its ability to consolidate customers' financial affairs. Its expert staff have the investment skills and internet capabilities to provide their customers with the best possible solutions.

With its 3,200 adviser clients, Sealcorp has in excess of 20 per cent of Australia's advisory market. It provides advisers with quality services in superannuation, investment and insurance products, while adding value through strategic business alliances.

Sealcorp's main product, Asgard, is Australia's



ADVANCE IMPUTATION FUND vs ALL ORDINARIES INDEX
Advance Imputation Fund
All Ordinaries Index

Advance
Funds Management

Advance Imputation Fund

Fund strategy:

- long term capital growth
- tax effective quarterly income
- a total return that outperforms the S&P/ASX 200 Accumulation Index over periods of five years or longer
- to invest in a wide range of shares and other securities chosen for their "fundamental value"
- favours shares providing imputation credits

Sealcorp's main product, Asgard, is Australia's leading master trust, with $11 billion under administration for its 140,000 investors. Asgard provides consolidated investment reporting and transactions for managed funds, selected direct investments and insurance products. This includes providing unbranded products for several large institutional clients.

Sealcorp has a number of other offerings including Securitor and Pact. These products provide independent advisers with accreditation and individually branded financial planning support services. Overall, Sealcorp's staff expertise is generating quality products for our customers and quality revenue for the Group.

Wealth creation expertise

Customers are embracing the banking and wealth management solutions that St.George Private Bank offers. Our Private Bank differs from many of our competitors in that we assess both the assets and liabilities of customers before giving advice.

A significant number of new customers are moving from big name private banks to St.George on the basis of our own Private Bank customer referrals. These include successful business executives, professionals, sporting identities, wealth inheritors, retirees and self-made business owners.

Our new customers tell us that St.George has a more coherent view of private banking, that our proposition is true to its name. They are impressed with our service. They appreciate our staff, their integrity, their knowledge and responsiveness. With these kinds of recommendations, we believe St.George will become the pre-eminent Private Bank in Australia.

In September we purchased Deutsche Equity Lending Australia. This enhances our margin lending offerings to Private Bank and financial planning customers. It also gives us a new customer base from which to on-sell future products and services.

Over the past 18 months, we have continued to build a number of expert sales forces to enhance our product and service delivery. We have 50 financial planners. Our investment adviser team has grown to 110. These teams have achieved record sales in a tough market. We are continuing to develop our mortgage, insurance and financial

• cash plays a part in reducing volatility

planning sales forces to better serve our traditional retail customer base.

Advance Funds Management

Advance Funds Management is another specialist St.George business. It has strong expertise in providing its 100,000-plus investors access to premium fund managers. In 2000, Advance lost some ground, but quickly regained its position this year.

In 2001, Advance's sales volumes grew on average by more than 30 per cent, with the last six months of this year showing nearly 50 per cent growth.

Advance's performance improvement came from renewed customer focus and revitalised sales management processes. Its investment performance also improved when our management style - concentrating on value rather than high growth stock - came back into favour. Sales were also driven up by improved market recognition.

Early endorsement came in January 2001 with Taylor Management Consultants' independent Funds Management Customer Survey. The survey canvassed 10 fund managers and around 250 retail and adviser customers from each fund. Advance was ranked second in post-sales and third in pre sales against our major competitors. In addition, 80 per cent of surveyed Advance customers were satisfied or very satisfied with the overall service they receive.

In May, Assirt awarded 12 Advance products four stars, denoting 'a very good fund with strong management, a sound investment strategy and solid past performance'. Another 24 Advance funds were given three stars and placed on the Assirt recommended list.

Advance's most public recognition came in July this year when Personal Investor magazine announced that the Advance Imputation Fund was the Australian Share Fund of the Year and the Advance International Sharemarket Fund was the International Share Fund of the Year.

Rural expertise

Over the past three years we have leveraged on BankSA's particular expertise in managing the rural market. Our recent St.George branded, BankSA driven, expansion into five major Victorian regional centres has been successful. It

OTHER INCOME TO TOTAL INCOME (%)
(before significant items)



19.3
24.7
29.4
32.0
35.6
SEPT 1997
SEPT 1998
SEPT 1999
SEPT 2000
SEPT 2001

Other income to total operating income before significant items increased to 35.6 per cent from 32.0 per cent last year.
This reflects continued growth in managed funds businesses and changes to the product fees and commissions structure as part of the Group redesign.

has already generated good gains in banking business from Victorian rural and regional business customers. We replicated this expansion into seven major NSW regional cities and towns, to further improve our offerings to the largest regional market in Australia.

Our long term goal is to build a complete, superior and lasting financial services franchise in these States by providing seasonal finance, term loans, electronic banking packages and specific farming products. We are proud to be taking proactive steps to deliver both personal and business banking services to rural customers. It is another aspect of our strategy to be a genuine full service banking alternative in regional Australia.

Building expertise

We continue to develop the Group's expertise through a variety of training programs. In the Best Bank program, we introduced online computer-based training, which we are calling e-luminate, to compliment our traditional training programs.

This year our Institutional and Business Banking (IBB) division also put its entire relationship staff through a leading-edge training methodology known as Key Account Relationship Management training, or KARM. Its objective was to give staff a greater understanding of customers' overall needs and enhance their skills in managing customer relationships.

The training program took staff into customers' businesses to help them understand all facets of their operation and management. It gave staff the analytical tools to understand the intimate details of those businesses in order to add value.

KARM has helped enhance relationships with existing customers and is now being used extensively to acquire new customers. The result is significant new business from our competitors who don't provide this level of expertise, quality service and understanding to the middle market segment.

IBB staff's focus on understanding customers and responding effectively to their needs was publicly recognised in June. Every year, East & Partners poll the top 500 corporates by revenue. This year, their survey included 40 Australian banks.

St.George's IBB division came first in the Loyalty to Customer Relationships category and second



As Cha, Cha, Char General Manager, Scott is also fussy about his bank. He wanted a unique restaurant and looked to St.George for start up capital and sophisticated loan structures.

'Our relationship with St.George has been incredible. We are always talking direct to the manager regarding our finances. St.George is the first bank to not only take an interest in the to Customer Relationships category and second in the Quality of People category. We were also ranked first for short-term domestic debt and second in long-term domestic debt, beating all the majors.

We all recognise that the road to success rarely goes in a straight line. We at St.George, however, are convinced that the expertise of our people and the quality of our offerings have set us on a steady course towards future growth and profitability.

nature of our business, but the very industry we work in.

We're striving to be leaders in our field and when we need financial advice we turn to St.George to provide the expertise we require.'

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...it's about having values.



Beginning as a one man operation behind a small fruit shop, Steve Vergotis planted the seed for Sunripe Australia – now one of our nation's largest privately owned fruit and vegetable providores.

With plenty of hard work and close support from St.George, Sunripe now supplies quality produce to many of Australia's leading hotel chains, resorts, universities, restaurants and mining sites.

St.George prides itself on providing affordable and accessible banking, having responsible lending practices and educating consumers to make more informed financial decisions.

Banks are increasingly under pressure to improve their customer relationships and demonstrate their social and community responsibilities.

St.George recognises that banks hold a privileged position in our society. We recognise that we have a responsibility to the community. While strong investor returns are a priority for St.George, we also recognise that you, our shareholders, want to invest in an organisation that is ethical towards its staff and the broader community.

We at St.George are driven by strong, innate values. What is special about St.George's values is that they are not qualities we aspire to, they form the very fabric of our organisation.

A sense of integrity drives these values. It is at the core of our Code of Ethics. Having integrity, to St.George, is about being sensitive and discreet with the personal financial information entrusted to us. It ensures our staff are fair, open and honest in their dealings with people every day.

Our values also include striving for excellence through effective teamwork, which comes from valuing each other. By valuing each other, we create an environment where our diverse talents, skills and abilities are nurtured to their full potential. By valuing each other, we respect our key stakeholders' needs: our staff's need for respect and recognition; our customers' need for privacy; and our shareholders' need for clear access to material information about the Bank.

St.George charter of social responsibility

St.George articulates its values internally to help our staff remain focused on consistent ethical behaviour. We intend to communicate these values more widely to our key stakeholders, in the form of St.George's social charter of community responsibility. It will fully articulate how, with our values, we 'walk the talk'.

We pride ourself on providing affordable and accessible banking, having responsible lending practices and educating consumers to make more informed financial decisions. The key points are covered below.

St.George has been actively involved with community issues since our days as a building society and is in an enviable position compared to the major banks. We have a much stronger

The St.George Foundation



Thanks to the overwhelming generosity of St.George Bank staff, the St.George Foundation's inaugural Happy Hat Day fundraiser generated $50,054-over five times the original target.
These funds helped to give the gift of sound to three hearing impaired young Australians through the Children's Cochlear Implant Centre.

and well-deserved image as a community conscious bank. We continue to deliver high levels of customer service.

The St.George Foundation

The most visible example of our community support is the St.George Foundation, which we established 11 years ago. The St.George Foundation works closely with a diverse range of care and social welfare groups to support the rights and dignity of Australia's children. It enhances their quality of life by offering financial help and encouraging them to pursue excellence.

The Foundation has helped many children reach their full potential by providing financial assistance for new technologies, youth workers, research, equipment, mobility and learning aids, special children's camps, educational assistance, counselling and therapy programs.

Many St.George staff contribute actively to the Foundation's success through fundraising initiatives such as Happy Hat Day, which raised more than $50,000. Our suppliers, including accounting firms, solicitors, travel companies, hotels, public relations firms, advertising agencies, computer companies and a range of other businesses, also contribute strongly to the Foundation's fundraising activities.

We are very proud of our employees' and suppliers' commitment to this important objective.

Over the past year, the St.George Foundation has contributed more than $540,000 to charitable organisations around Australia, bringing the Foundation's overall community contribution to more than $5 million.

Other sponsorships

The Foundation is just one of many St.George Group initiatives that reflect our values. We are proud of our commitment to Australian society. As part of our long history of supporting the community, we have sponsored The Salvation Army Red Shield Appeal for more than 17 years. We support the Wesley Mission Credit Line by paying the wages of staff who provide free advice to those in financial crisis. St.George won a Community Award in 1996 for our contribution to this program.

Closer to our traditional home, we are proud to be one of the St.George Illawarra Rugby League Football Club's major sponsors. Our regional offices have also had long standing involvement with their local communities through donations, facilities and services.

BankSA has its own sponsorship program, reflecting its strong community position and long history of supporting South Australians. Its core community involvements include BankSA Crime Stoppers, the Lights of Lobethal, BankSA Heritage Icons List, Royal Show Farmyard Nursery, SA Cricket Association, SA Basketball Association and the Art Gallery of South Australia.

Our community commitment

St.George is well known for recognising its community responsibilities. Our over-riding aim is to give customers value-based, convenient services for their needs. For example, we are an active member of the Australian Bankers Association's Disabled Access Working Group and have adopted its recommendations to assist customers with special needs.

Our product and service points of distribution, be they Financial Service Centres, Automated Banking Centres or traditional branches, provide ease of access for all customers. Most have wheelchair access and are designed to help people with disabilities use the services.

Our ATMs are configured to accommodate wheelchair users. We have re branded our ATM signage and screens to help sight-impaired customers. Our staff are educated, as part of their induction-training program, in ways to help customers with special requirements.

We are committed to ongoing consumer education about our offerings, most particularly the latest banking methods such as internet banking and ATMs. Our commitment to serving regional Australia with banking services is reflected in our continued expansion into Victoria and NSW.

Specific community offerings

St.George offers customers a variety of products, services and platforms to give them choice in managing their day-to-day banking. Some St.George products provide exemptions for specific community groups. For instance, we do not have a minimum balance requirement on our Everyday Pensioner Account, available for all pensioner categories. Pensioners who have their home loan repayments automatically deducted from this account are also exempt from loan repayment transaction fees.

Customers with physical or intellectual disabilities, who need to rely on branch services due to their disability, are exempt from transaction fees on all Everyday transaction accounts.

BankSA has a longstanding school banking service, which aims to teach young people the value of saving money. St.George provides a fee free, Happy Dragon Account to customers under the age of 13. Our Everyday Student account provides 12 free transactions and has no account service fee or minimum balance requirements.

Our commitment to social responsibility extends to understanding our customers' financial capabilities. We are also committed to working on a case by-case basis to help customers out of exceptional financial difficulties.



'St George has been integral to our expansion. When we needed to increase our overdraft they understood and were flexible enough to help us refinance. This really saw my company through the hard times caused by rapid growth. Like my customers, I expect quality products.

As one of the bank's corporate clients I'm getting great value from St.George's electronic banking and portfolio loans.'

Responsibility to our employees

Recognising and respecting our staff is built into St.George's corporate values. Our social accountability extends to creating an environment where employees can operate at optimum levels.

Our commitment extends to the range of services and programs we provide staff. These include the St.George Social Club, the St.George Bank Child Care Centre, Star and Long Service Awards, occupational health and safety standards, anti-discrimination policies and work place diversity, training and development opportunities, employee entitlements and advice on aged care.

These are just a few of St.George's promises to customers and the broader community. We are committed to social responsibility and honesty in our dealings because we recognise that both the Bank and the community benefit. We believe that keeping the community fully informed will enhance our corporate credibility and investor confidence and, ultimately, will positively influence our share price.

...it's about understanding the results.

Many of you responded positively to our new initiative last year of explaining the financial results, so this year we're again including similar tables and explanations of our core financial items. We're sure these pages will once again help you to better understand the Group's achievements in the current year as reflected by our results.

Since we reported last year, a number of Australian Accounting Standards have changed. Some are cosmetic. For example, the Profit and Loss Statement is now called Statement of Financial Performance. The Balance Sheet is now called Statement of Financial Position. Other changes involved the re-statement of certain items, such as 'abnormal items'.

The Accounting Standards now prohibit the separate disclosure of these items after 'net profit'. Therefore, they are now included as revenue, or expense contributing to net profit. To help you understand this change we've included a table showing the impact on each category of revenue and expenses.

SELECTED FINANCIAL DATA As per the Statement of Financial Performance (page 46)	2001 $M	2000 $M
Operating income		
Net interest income	1,235	1,172
Other income	690	660
Total operating income	1,925	1,832
Operating expenses before goodwill amortisation	1,085	1,138
Share of net loss of equity accounted associates	3	-
Profit before bad debts and goodwill amortisation	837	694
Bad and doubtful debts	77	50
Goodwill amortisation	99	101
Profit after bad debts and goodwill amortisation	661	543
Income tax expense	255	189
Profit after income tax	406	354
Outside equity interest	1	-
Profit after income tax and outside equity interest	405	354
Preference dividends:		
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	12	-
- Depositary Capital Securities (DCS)	41	36
- Convertible Preference Shares (CPS)	16	32
Profit available to ordinary shareholders	336	286

Net interest income

The Group's net interest income comprises interest income earned from lending and investments, less the interest expense incurred on deposits and borrowings.

Net interest income grew by 5.4 per cent to $1,235 million (2000: $1,172 million). Essentially, interest income grew at a greater rate than interest expense. This was due to growth in our lending activities and a concerted effort to reduce our cost of borrowing. The growth demonstrates improvements in how we've managed our lending and borrowing activities.

Other income

This income category includes all sources other than interest income. The Group earns revenue on our lending activities, managed funds, other products and services, dividends, profit on the sale of treasury securities, foreign exchange and derivative gains, trading securities and from other sources such as rental income.

OTHER INCOME	2001 $M	2000 $M
Financial markets income	31	21
Product fees and commissions		
- Lending	77	79
- Other products	310	225
Managed funds	152	134
Other	112	93
Other income before significant items	682	552
Significant items	8	108
Total other income	690	660

Other income before significant items this financial year increased 23.6 per cent. We've continued to diversify our income sources with other income representing 35.6 per cent of total income (2000: 32.0 per cent).

Despite growth in lending volumes, lending fees and commissions marginally decreased due to some introductory offers. The success and growth of our electronic banking network and transaction accounts led to the increase noted in 'other product fees and commissions'.

St.George's managed funds' revenues are principally earned through Sealcorp, Advance Asset Management and St.George Wealth Management. An increase in managed funds to $15.2 billion (2000 $13.6 billion), helped boost income by 13.4 per cent to $152 million (2000: $134 million). We believe that the trend away from bank deposits to managed fund products will continue to provide strong growth opportunities for St.George.

Operating expenses

The Group's total operating expenses (before goodwill amortisation and significant items), were $1.03 billion (2000: $1.00 billion), an increase of 2.4 per cent. Other costs are primarily administration, marketing, telecommunication and finance charges.

We stabilised the Bank's core expenses despite inflationary pressures and the strong growth in business volumes. The result highlights the Group's success in focusing on improving efficiency.

OPERATING EXPENSES	2001 $M	2000 $M
Staff expenses	507	518
Computer and equipment expenses	164	159
Occupancy expenses	116	111

		2001	2000
GST implementation expenses		-	17
Other expenses		240	198
Total operating expenses before goodwill amortisation and significant items		1,027	1,003
Significant items		58	135
Total operating expenses before goodwill amortisation		1,085	1,138

Staff expenses for 2001 decreased, reflecting efficiency improvements in line with completing a number of Best Bank initiatives. This decrease happened despite an average enterprise agreement wage increase of 4.5 per cent in October 2000.

The increase in computer and equipment expenses reflects extra spending on IT infrastructure as part of the Best Bank program. Other costs in this area relate to our customers' increased use of internet and phone banking services, thus increasing our telecommunication costs.

Increases in other expenses were due to additional marketing and promotion costs, plus increases in customer transaction volumes resulting in higher transaction costs and charges to the Bank.

Bad and doubtful debts

Bad and doubtful debts expense was $77 million (2000: $50 million) for the year. This expense was impacted by a $17.5 million provision on one of the Bank's larger exposures.

Goodwill and Goodwill amortisation

Goodwill is the difference between the amount we pay to buy a business and the fair value of that business's identifiable net assets. It represents such things as customer loyalty, market penetration, effective advertising and value generated from combining businesses.

Accounting standards require that goodwill be amortised, or spread out, over a period of not more than 20 years. Goodwill amortisation expense is an accounting entry only and not a cash payment. Therefore, many professional equity analysts believe that profit before goodwill amortisation better reflects a company's underlying performance.

Individually significant items

Individually significant items are specific revenues and expenses that have a large impact on the Group's results due to their size or nature. Items previously classified as 'abnormal' are an example of what now constitutes 'individually significant'.

Abnormal items in 2000 have been reclassified into normal income and expense categories. For comparability and clarity, we have reported these abnormal items as significant, then separately disclosed them with this year's individually significant items. See the table below.

INDIVIDUALLY SIGNIFICANT ITEMS		2001 $M	2000 $M
Income			
Other income before significant items		682	552
Significant items:			
Writeback of excess provisions	(i)	8	-
Profit on sale of businesses		-	85
Unrealised gains on revaluation of APF units		-	23
		8	108
Total other income per the Statement of Financial Performance		690	660

Expense			
Operating expense before goodwill and significant items		1,027	1,003
Significant items:			
Write-down of investment in WealthPoint Limited	(ii)	22	-
Write-down of investment in SMS Management and Technology Ltd	(iii)	6	-
Write-down of other external investments	(iv)	30	-
Goodwill write-off		-	13
Redesign restructure costs		-	115
Write-off of investment in R&D syndicates		-	7
		58	135
Operating expenses per the Statement of Financial Performance		1,085	1,138
Income tax			
Income tax expense before significant items		265	219
Significant items:			
Income tax expense on write-back of excess provisions	(i)	2	-
Income tax benefit on write-down of investment in SMS Management and Technology	(iii)	(2)	-
Income tax benefit on write-down of other external investments	(iv)	(10)	-
Capital gains tax on profit on sale of business		-	2
Capital gains tax on revaluation of APF units		-	8
Income tax benefit on redesign restructure costs		-	(40)
		(10)	(30)
Income tax expense per the Statement of Financial Performance		255	189
Summary			
Total pre-tax loss from individually significant items		(50)	(27)
Less: tax benefit attributable to individually significant items		(10)	(30)
Net (cost of)/revenue of individually significant items		(40)	3

(i) Writeback of excess provisions

In prior years we set aside funds (a provision), for the costs relating to the Group redesign and all the write-off of our investments in research and development syndicates. These projects were completed during the year with funds remaining. These funds have been absorbed back into profit this year and we have separately identified them to better understand the Bank's actual performance.

(ii) WealthPoint

On 5 November 2001, WealthPoint became a wholly owned member of the St.George Group. The average cost of WealthPoint shares was 98 cents each. The directors decided that WealthPoint's value to the Group is 86 cents per share. Therefore St.George has written down WealthPoint's shares by $22 million, or 12 cents per share. With full ownership St.George can now help WealthPoint better develop its business and strategic purpose.

(iii) SMS Management and Technology (formerly Sausage Software)

The Group acquired a strategic share of SMS Management and Technology as part of its overall eCommerce plan. The Directors do not believe that this investment will now provide the returns originally anticipated. They have therefore elected to write down this investment to 38.5 cents per share, its market price at 30 September 2001. The gross write-down is $6 million with an associated income tax benefit of $2 million.

(iv) Other external investments

The carrying values of the Group's external investments have been reviewed and written down by $30 million ($20 million after tax), as at 30 September 2001. This action is consistent with the Group's prudent approach to investment portfolio management. St.George remains committed to its eCommerce and financial services strategy and these investments are integral to the success of that strategy. The Group intends to maintain its association with these entities to ensure future benefits are realised.

Dividends

The Directors announced that the final dividend would increase to 34 cents (2000: 29 cents) to reflect the Group's improved profit performance, outlook and commitment to adding value to you, our shareholders.

DIVIDENDS	2001 Cents per share	2000 Cents per share
Interim dividend	31	26
Final dividend	34	29
	65	55

Ratio analysis

Ratios are a useful method of understanding the Bank's financial performance. Each of the following three ratios is presented using profit both before and after goodwill amortisation and individually significant items.

Earnings per share (EPS)

EPS shows an ordinary shareholder's entitlement to current profits on a per share basis. EPS does not necessarily equal the dividend per share, as not all profits are paid out as dividends and some dividends can be paid out of previous year profits.

EPS is calculated by dividing the relevant profit figure by the weighted average number of ordinary shares.

EARNINGS PER SHARE	2001 $M	2000 $M
Profit available to ordinary shareholders (profit after goodwill amortisation and significant items)	336	286
Less: net (cost of)/revenue from individually significant items	(40)	3
Add: goodwill amortisation	99	101
Profit, significant items and goodwill	475	384
Divided by: Weighted average number of ordinary shares (millions)	466.17	462.99
	Cents	Cents
Equals:		
Earnings per share before significant items and goodwill amortisation	101.9	83.0
Earnings per share after significant items and goodwill amortisation	72.1	61.8

As the Group's profit has improved, the Group's EPS has increased. Therefore your entitlement to the Group's current profit is growing.

Return on ordinary equity (ROOE)

The ROOE shows profit as a percentage of ordinary equity, that is, the return on each dollar you invest in our ordinary shares. ROOE has grown due to our improved performance, as shown in the table below.

	2001	2000

RETURN ON ORDINARY EQUITY	$M	$M
Profit before significant items and goodwill*	475	384
Profit available to ordinary shareholders (after goodwill and significant items)	336	286
Divided by: Average ordinary equity	2,869	2,771
	%	%
Equals:		
ROOE before individually significant items and goodwill amortisation	16.56	13.86
ROOE after individually significant items and goodwill amortisation	11.71	10.32

* As calculated in the EPS table.

Expense to income ratio

The expense to income ratio is calculated by dividing operating expenses by total operating income.

This ratio measures the efficiency of our operations. It demonstrates the expenses we incur in generating our income. A lower ratio means we are more efficient in creating profit. This year the ratio has decreased to 53.6% (2000: 58.2%), reflecting the success of our Best Bank project and our commitment to increasing the Group's value.

EXPENSE TO INCOME RATIO	2001 $M	2000 $M
Operating expenses (before goodwill amortisation and significant items)	1,027	1,003
Divided by: Operating income (before significant items)	1,917	1,724
	53.6%	58.2%

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ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL SUMMARY

FOR THE YEAR ENDED 30 SEPTEMBER 2001

		1997	1998	1999	2000	2001
STATEMENT OF FINANCIAL PERFORMANCE						
Interest Income	$m	2,688	2,979	2,833	3,194	3,311
Interest Expense	$m	1,704	1,821	1,694	2,022	2,076
Net Interest Income	$m	984	1,158	1,139	1,172	1,235
Other Income	$m	236	379	491	660	690
Bad and Doubtful Debts Expense	$m	45	47	45	50	77
Operating Expenses	$m	790	1,113	1,217	1,239	1,184
Share of Net Profit /(Loss) of Equity Accounted Associates	$m	-	-	-	-	(3)
Profit before Income Tax	$m	385	377	368	543	661
Income Tax Expense	$m	157	154	211	189	255
Profit after Income Tax	$m	228	223	157	354	406
Net Profit Attributable to Outside Equity Interests	$m	(1)	(1)	-	-	(1)
Net Profit Attributable to Members of the Bank	$m	227	222	157	354	405
CPS, DCS and PRYMES Dividends	$m	40	67	65	68	69
Profit Available to Ordinary Shareholders	$m	187	155	92	286	336
Return on Average Assets						
– before goodwill and significant items	%	0.84	0.91	0.94	0.95	1.09
– after goodwill and significant items	%	0.64	0.49	0.35	0.74	0.81
Return on Average Ordinary Equity						
– before goodwill and significant items	%	11.22	11.64	12.20	13.86	16.56
– after goodwill and significant items	%	8.15	5.29	3.13	10.32	11.71
Return on Average Risk Weighted Assets	%	1.06	0.82	0.62	1.34	1.42
Operating Expenses as a % of Average Assets (1)	%	2.02	1.98	2.09	2.11	2.07
Expense to Income Ratio (1)	%	59.0	58.0	58.3	58.2	53.6
(1) Excluding goodwill and significant items						
STATEMENT OF FINANCIAL POSITION						
Total Assets	$m	45,060	44,261	45,017	49,610	50,804
Cash, Liquid Assets and Treasury Securities	$m	5,745	3,851	5,333	5,796	5,583
Loans and Other Receivables	$m	35,690	35,816	36,232	39,454	39,699
Other Assets	$m	3,625	4,594	3,452	4,360	5,522
Retail Funding	$m	22,347	21,971	22,263	22,903	25,681
Borrowings	$m	16,399	17,287	17,021	20,492	18,403
Other Liabilities	$m	2,695	1,219	2,078	2,574	3,094
Total Shareholders' Equity	$m	3,619	3,784	3,655	3,641	3,626
Shareholders' Equity as % of Total Assets	%	8.03	8.55	8.12	7.34	7.14
Capital Adequacy						
– Tier 1 Capital	%	7.0	8.0	8.2	7.7	8.1
– Tier 2 Capital	%	3.3	4.1	3.7	3.9	3.1
– Less: Deductions	%	-	(0.1)	(0.1)	(0.1)	(0.1)

Total	%	10.3	12.0	11.8	11.5	11.1
Risk Weighted Assets	$m	27,264	24,860	24,883	28,102	29,226
RECEIVABLES						
Residential	$m	25,747	25,749	25,962	27,971	28,422
Commercial	$m	7,738	7,600	7,967	9,054	8,767
Consumer	$m	1,749	2,007	1,808	2,079	2,384
Other	$m	585	586	618	482	259
Receivables before General Provision	$m	35,819	35,942	36,355	39,586	39,832
General Provision	$m	129	126	123	132	133
Net Loans and Other Receivables	$m	35,690	35,816	36,232	39,454	39,699
SHARE INFORMATION						
Dividend per Ordinary Share						
– Interim	Cents	26	26	26	26	31
– Final	Cents	26	26	26	29	34
Total	Cents	52	52	52	55	65
Earnings per Ordinary Share						
Basic						
- before goodwill and significant items	Cents	70.1	74.7	77.4	83.0	101.9
- after goodwill and significant items	Cents	51.0	34.0	19.9	61.8	72.1
Diluted						
- before goodwill and significant items	Cents	69.1	73.4	73.9	80.5	101.6
- after goodwill and significant items	Cents	52.4	37.0	23.7	61.5	72.6
Dividend Payout Ratio	%	123.8	154.2	260.9	86.7	91.7
Net Tangible Assets per Ordinary Share	$	2.58	2.39	2.68	2.90	3.28
OTHER STATISTICS						
Branches		513	437	421	413	409
Staff		6,988	7,447	7,886	7,619	7,061
Assets per Staff	$m	6.4	5.9	5.7	6.5	7.2
Staff per $m Assets		0.16	0.17	0.18	0.15	0.14

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...it's about teamwork.



LOU MORRIS

Acting Chief Operating Officer

- Strategy and Internet
- Managing Director's Office
- Corporate Relations
- Human Resources



STEVE McKERIHAN

Chief Financial Officer

- Finance
- Group Credit
- Property
- Group Audit
- Balance Sheet Management
- Legal and Secretariat
- Procurement
- Operational Risk



JOHN LOEBENSTEIN

Group Executive Information Technology

- Architecture and Planning
- Project Delivery
- Production
- IT Support Services



BILL OTT

Group Executive Personal and Small Business Banking

- Branch Banking
- Phone Banking
- Merchant Services
- Small Business Banking
- GOLD Banking
- Internet Marketing and Sales
- Card Products
- Liability Products
- dragondirect
- Insurance Products
- Residential Lending
- Consumer Lending
- Operations
- Business Technology
- Group Marketing



RICHARD CAWSEY

Group Executive Investment Services

- Advance Asset Management
- Private Banking
- Financial Planning
- SEALCORP
- WealthPoint
- Margin Lending
- ASSIRT Funds Research
- ASSIRT Equities Research
- Australia Clearing Services



GREG BARTLETT

Group Executive Institutional and Business Banking

- Corporate and Business Banking
- Commercial Finance
- Property Finance
- Structured Products
- Group Treasury
- Capital Markets
- International
- Securitisation
- Scottish Pacific



COLIN TAYLOR

Acting Managing Director BankSA

- Metropolitan Banking
- Rural Banking
- Commercial Banking (covering South Australia and Northern Territory)

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...it's about direction.



Profiles as pictured from left to right

JOHN MICHAEL THAME AAIBF FCPA

John Thame, aged 59, was appointed to the Board in February 1997, having been the Managing Director of Advance Bank Australia Limited from October 1986 to January 1997. His career with Advance spanned 26 years during which time he held a variety of senior positions. Mr Thame is Chairman of Permanent Trustee Company Limited and is a director of AWB Limited, Centrelink, Reckon Limited, the Australian Geographic Group and The MBA Group Pty Limited. He is a member of the Board's Audit and Compliance and Risk Management Committees.

JOHN SIMON CURTIS BA LLB (Hons)

John Curtis, aged 51, was appointed to the Board in October 1997. Since 1987, he has been a professional company director and is currently the Chairman of Allianz Australia Limited, Caliburn Partnership Pty Limited and First Data Resources Australia Ltd Advisory Committee. He is a director of Perpetual Trustees Australia Limited and other public companies. Prior to 1987, Mr Curtis was a main board director of Wormald International Limited and was responsible as a Chief Executive for its operations at various times in Australia, Europe and the Americas. He is a member of the Board's Nomination and Remuneration Committee.

FRANK JOHN CONROY BComm MBA

Executive Chairman

Frank Conroy, aged 59, is a professional company director. A former career banker, he joined the St.George Board in August 1995 and was appointed Chairman in September 1996. Mr Conroy is Chairman of Australian Pharmaceutical Industries Limited and Orix Australia Corporation Limited. He is also a director of Futuris Corporation Limited and Santos Limited.

JOHN JAMES MALLICK AM FAII FIIC (Canada)

Deputy Chairman

John Mallick, aged 67, joined the Board in August 1993 and was appointed Deputy Chairman in September 1996. He has been involved in the insurance industry for 42 years and was the Managing Director of the Sun Alliance and Royal Insurance Group until his retirement in 1994. He continues to be a non executive director of Royal & Sun Alliance Australia Holdings Limited, Royal & Sun Alliance Life Assurance Australia Limited and Royal & Sun Alliance Financial Services Limited. He is also a director of Tyndall Australia Limited, Tyndall Investment Management (Australia) Limited and Tyndall Superannuation Limited. Mr Mallick was President of the Insurance Council of Australia Limited in 1984 and Deputy President in 1981. He is also a past President of the Australian Insurance Institute. Mr Mallick is Chairman of the Board's Audit and Compliance Committee and a member of the Nomination and Remuneration Committee. He is a nominee of the Board of Directors on the Bank's various staff superannuation funds and is a director of the Bank's funds administration subsidiary, SEALCORP Holdings Limited. He is also a Governor of St.George Foundation Limited.

LEONARD FRANCIS BLEASEL AM

Len Bleasel, aged 58, was appointed to the Board in May 1993. He was the Managing Director of the Australian Gas Light Company where his career spanned 42 years and was Chairman of Natural Gas Corporation Holdings Limited (New Zealand). Mr Bleasel is a director of QBE Insurance Group Limited and a member of the ABN Amro Advisory Council. He is also Chairman of the Zoological Parks Board of NSW and a member of the Advisory Board of the Salvation Army. Mr Bleasel is Chairman of the Board's Nomination and Remuneration Committee and is a member of the Audit and Compliance Committee.

GERI ETTINGER BA LLB

Geri Ettinger, aged 61, is a solicitor of the Supreme Court of NSW and High Court of Australia. She joined the St.George Board in 1987. Ms Ettinger is a Senior Member of the Administrative Appeals Tribunal (Commonwealth) and a Member of the Fair Trading Tribunal. She is a member of the Dispute Resolution Committee of the Law Society of New South Wales, a member of the New South Wales Product Safety Committee and a member of the New South Wales Medical Tribunal and Professional Standards Committees. Ms Ettinger was Chief Executive of the Australian Consumers' Association, publisher of Choice Magazine for 11 years and served on the board of the Australian Postal Commission from 1974 to 1982. She has also served on the Building Societies' Advisory Committee. Ms Ettinger is a member of the Board's Risk Management and Nomination and Remuneration Committees.

PAUL DEAN RAMSBOTTOM ISHERWOOD FCA

Paul Isherwood, aged 63, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. Mr Isherwood is Chairman of Stadium Australia Management Limited. He is also a director of Munich Reinsurance Company of Australasia Limited, NM Rothschild Australia Holdings Pty Limited, CRI Australia Holdings Limited and Globe International Limited. He is a member of the Bank's Board Risk Management Committee.

GRAHAM JOHN REANEY BComm CPA

Graham Reaney, aged 58, was appointed to the Board in November 1996. He is a director of the Australian Gas Light Company Limited, Queensland Cement Limited and So Natural Foods Limited and Chairman of Open Telecommunications Limited and Australian Rural Group Limited. Mr Reaney's business experience spans 30 years during which he has held a number of senior corporate appointments, including Managing Director of National Foods Limited. Formerly Operations Director and Managing Director of Industrial Equity Limited, Mr Reaney was responsible for managing a range of businesses in the food and beverage and resource and service sectors. Mr Reaney is Chairman of the Board's Risk Management Committee and is also a member of the Board's Audit and Compliance Committee and the BankSA Advisory Board.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors
The Board of Directors is responsible for St.George's overall performance and governance. The Board:

- oversees the operations of the Group through the setting of goals and strategy
- assesses performance against budgets and strategies
- monitors the management of the Group's business, and
- monitors the controls, systems and procedures within the Group to manage the risks of its businesses and *compliance with regulatory and prudential requirements.*

Board Composition
There are eight non-executive directors and one executive director, namely the Managing Director and Chief Executive Officer, on the St.George Board. One third of the directors (excluding the Managing Director) must retire each year at the Annual General Meeting but may stand for re-election.

At the date of this statement, the position of Managing Director and Chief Executive Officer is vacant and the Bank's Chairman is acting as Executive Chairman on a temporary basis until the position of Managing Director is filled. It is the Board's general policy that the Chairman, as well as a majority of directors on the Board, must not be executives.

Under St.George's Constitution, no director can be appointed to the Board *if he or she is aged 65 or over and a director must retire at the* conclusion of the Annual General Meeting following that director turning 72. The Board's policy (except in special circumstances, where the Board considers it important to retain valuable skills or knowledge) is that no director should be appointed to fill a casual vacancy if he or she would be over 60 when appointed.

Independent Professional Advice
To assist in the performance of their duties, directors may, in consultation with the Chairman, seek independent advice on any matter before the Board, with such advice being made available to all directors.

Board Committees
The Board's structure of Board committees assists it in its oversight and control. Minutes of committee meetings and committee recommendations are provided to the Board. The Chairman and Managing Director are entitled to attend the meetings of all Board committees.

Membership/2000-2001 Attendance Record of Board and Board Committees

Board

(Total number of meetings held: 17)	Attended
F J Conroy	15
J J Mallick	16
E A O'Neal	16 (16)*
L F Bleasel	17
JS Curtis	16
G Ettinger	17
P D R Isherwood	15
G J Reaney	17
J M Thame	17

Board Risk Management Committee
(Total number of meetings held: 17)

G Ettinger	16
P D R Isherwood	15
G J Reaney	17
J M Thame	17

Audit and Compliance Committees

(Total number of meetings held: 4)	
L F Bleasel	3
J J Mallick	4
G J Reaney	4
J M Thame	4

Nomination and Remuneration Committee

(Total number of meetings held: 4)	
L F Bleasel	4
J S Curtis	3
G Ettinger	4
J J Mallick	4

Due Diligence Committee

(Total number of meetings held: 3)	Attended
L F Bleasel	1 (1)**
J J Mallick	3
G J Reaney	3
J M Thame	3

NB: Bracketed numbers denote the number of meetings held while the director was a member of the Board/Committee.
* Mr O'Neal died on 16 September 2001.
** Appointed as a member of the Due Diligence Committee on 27 August 2001.

Risk Management Committee

This Committee oversees and monitors policies and procedures in relation to credit, liquidity, operational and market risks and balance sheet management. In the area of credit risk, the Committee reviews and approves loan applications and credit limits within levels delegated by the Board. In addition, it oversees and monitors the Bank's credit practices and reporting procedures to ensure adherence to policy. It also reviews the Group's credit portfolios and provisioning for bad and doubtful debts and the risk management policies and procedures for market, funding, liquidity and operational risks as well as the strategies and positions taken to manage interest rate risk and the Bank's balance sheet.

Audit and Compliance Committee

This Committee reviews and makes recommendations to the Board on the Bank's financial reporting, the systems for internal control established by management and the Board, and internal and external audit processes. It also reviews compliance, reporting and control structures throughout the Bank to ensure compliance with financial, regulatory and legal requirements. In addition, the Committee oversees the reporting systems within the Group to ensure that the Bank observes its disclosure requirements.

At the end of each reporting period, the Committee reviews the Group's half yearly and yearly financial statements prior to submission to the Board.

The internal and external auditors have a direct line of communication to the Chairman of the Audit and Compliance Committee with the external auditor also having a direct line of communication to the Board's Chairman. The Committee is also responsible for making recommendations to the Board regarding the nomination of external auditors to the Group and for reviewing the adequacy of existing external audit arrangements.

Nomination and Remuneration Committee

This Committee meets as required to consider and make recommendations to the Board on the suitability of candidates for nomination for the position of director. This consideration will involve an assessment (with the assistance of external advice, if appropriate) of the qualifications, skills, experience and value which the person may bring to the Board and his or her ability to make a contribution to the Board's strategy, policy and effectiveness.

The Committee also reviews and makes recommendations to the Board on the various Group compensation, incentive and reward programs including the remuneration for the Managing Director and senior executives. In addition, the Committee makes determinations as required of it under the rules of St.George's employee share/option plans.

Due Diligence Committee

This Committee forms as and when St.George is involved in the issue of a fundraising or similar document. This Committee assists the Board in ensuring the appropriate disclosure of material matters in such documents.

Remuneration of Directors and Senior Executives

The policies and philosophy applicable to the remuneration of directors, the Managing Director and senior executives are set out in the Directors' Report on pages 41-45.

Identifying and Managing Significant Business Risks

The operational and financial performance of the Group is monitored by a reporting structure which includes the Board and its committees. The Board also monitors appropriate risk management strategies developed to mitigate the identified risks of the business. The Bank's policies and systems for dealing with market, credit and liquidity risks are outlined elsewhere in this Annual Report.

Ethical Standards

The Board has adopted a Code of Ethics which sets out the expectations of directors and staff in their business affairs and in dealings with customers. Among other things, the Code of Ethics requires high standards of personal integrity and honesty in all dealings, a respect for the privacy of customers, and observance of the law.

Other Governance Policies

The Board has established guidelines incorporating governance policies which deal, among other matters, with disclosure of interests by directors and limitations on dealing in the Bank's shares by directors and senior officers.

Directors, senior management and those members of staff with access to market sensitive information are only permitted to deal in the Bank's shares in certain periods (and then only if they are not in possession of unpublished price-sensitive information), namely within six weeks following the announcement of the Bank's interim and final results and within four weeks following the Bank's Annual General Meeting. In each case, directors must advise the Chairman of any proposed dealing once it has taken place and advise the ASX as required by Section 205G of the Corporations Act. The Bank is also obliged to advise the ASX of directors' dealings in its shares.

Directors are required to have shareholdings in the Bank. Under the Constitution, a director's qualification shareholding is 500 shares.

Disclosure Policy

St.George is committed to timely disclosure to the market of relevant information about St.George to ensure that all its legal disclosure obligations are met. This is reflected in St.George's Disclosure Policy which provides that all material information required to be notified to the market by ASX's Listing Rules is to be immediately notified to the investor community via the ASX without preferential access to any individual or group. The General Counsel and Secretary is primarily responsible for communicating with the ASX. The Policy also sets out guidelines relating to the announcement of future earnings or financial performance, meetings with investors and analysts, shareholder enquiries and inadvertent disclosure of information.

Procedures are in place to ensure that all information that could potentially require disclosure is promptly reported through to the Managing Director via relevant senior executives for assessment by the Managing Director with the Chief Financial Officer and General Counsel and

Secretary. Compliance with the Disclosure Policy is monitored on a quarterly basis by the Board's Audit and Compliance Committee and the Policy is reviewed annually by that Committee.

St.George endeavours to improve access to information by investors by using, where reasonable, current technology to ensure timely and the widest possible dissemination. All ASX announcements are posted to the St.George website.

All media enquiries relating to market disclosure are coordinated by the Chief Financial Officer, with only certain nominated senior staff authorised to make media comments.

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RISK ANALYSIS

Risk Management
The consolidated entity in its daily operations is exposed to credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). These risks are managed through a number of specialised committes, which are responsible for policy setting, monitoring and analysing risk.

Credit Risk
Credit Risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations. This risk is inherent in the consolidated entity's lending activities as well as transactions involving derivatives and foreign exchange.

Credit risk is managed principally through embedded controls upon the individual lending divisions and business managers who are responsible for the lending. Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the consolidated entity. Certain core practices are followed in all lending situations.

Credit processes are structured so that loan origination, approval, documentation preparation, settlement and account monitoring and control are segregated to different individuals or areas. Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division assesses credit which is beyond the lending authorities of business divisions and/or outside normal Group Credit policies or guidelines. This division assesses specific provision requirements where loan default has occurred and also controls the Loans Management Unit which manages large impaired assets with the aim of achieving the optimum result from such assets.

Through its credit inspection function, Group Credit tests internal controls and adherence to credit policies and procedures which are standard throughout the Group and contained in credit manuals administered by Group Credit.

The consolidated entity applies standard credit risk assessment criteria to all extensions of credit from credit scoring systems for basic retail products to complete credit assessment for commercial and trade related transactions.

Standard risk grading methodologies for commercial lending are set at the transaction level and will drive pricing, provisioning and all risk associated components. The retail matrix is aimed at debt serviceability and security cover.

The portfolio maintenance function within Group Credit monitors and refines proprietary risk grading systems to ensure ongoing predictability.

Group Credit regularly reports to the Management Credit Committee and the Board Risk Management Committee on the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all approvals above $10 million.

Liquidity Risk
Liquidity Risk refers to the inability to meet financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions.

Liquidity is managed based upon policies and strategies determined by the Bank's Asset and Liability Committee (ALCO).

This includes:
- maintaining a core of high quality and readily liquefiable securities;
- sourcing the majority of funds from the retail sector and committed medium term wholesale facilities;
- keeping diversified surplus sources of funding
- being able to closely monitor liquidity flows and quickly identify any anomalies.

The consolidated entity meets the APRA prudential requirements for liquidity.

Market Risk

a) Funding Risk
Funding Risk is the risk of over reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or funding availability.

To minimise funding risk the consolidated entity has a policy of raising wholesale funds from well diversified sources which encompass both international and domestic capital markets.

b) Interest Rate Risk
Interest Rate Risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result, movements in interest rates can affect earnings or the value of the consolidated entity. The objective of the consolidated entity's interest rate risk management policies is to minimise fluctuations in earnings over time from volatility in movements in interest rates.

(i) Interest Rate Risk in Non-Trading Activities
Interest Rate Risk is monitored by the Bank's Balance Sheet Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits set by ALCO.

The "gap position" between when assets, liabilities and synthetic instruments are contractually due to reprice are managed through the use of derivative products, particularly swaps and options.

Interest rate risk also arises from the impact of interest rate shifts on pricing relationships between asset and liability products of a retail or wholesale nature. The risk is monitored through simulation modelling which estimates the impact on net interest earnings due to changes in interest rates and/or the size and mix of the consolidated entity's balance sheet.

Through the use of this simulation model, ALCO oversees interest rate risk management by determining profit risk parameters, product design and pricing policies.

The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment.

ii) Market Risk from Trading Activities
Market Risk represents the risk to earnings from movements in price due to fluctuations in interest rates, exchange rates and market volatility. This is measured and reported by a segregated and independent body. A Value-at Risk (VaR) based on variance-covariance methodology is used as the primary method to quantify potential gains or losses resulting from movements in market interest rates and underpins limit structures which are reported to the Board Risk Management Committee monthly.

The consolidated entity uses an internal model accredited by APRA for the calculation of VaR. For the unique risks relating to options, a contingent loss matrix, developed according to the specifications of Prudential Statement C3 ("PSC3"), issued by APRA, is used to generate delta-equivalent cash flows for use in the VaR model. Both models use a 99 per cent confidence interval and a one day holding period.

Stress testing and back-testing are conducted to ensure that the model is a viable predictor of actual trading losses. The daily market risk measurement for the financial year is shown graphically below.

Operational Risk
Operational risk is the risk attributable to the daily operations of the Bank which may result in financial or other loss. Particular areas where operational risk may arise include failure to comply with laws, regulations and internal policies, fraud or error and systems failures.

Operational risk is managed by the Bank through the documentation of procedures, disaster recovery and back up systems, extensive staff training programs, regular procedural reviews by internal audit and insurance.

Derivative Financial Instruments

Definition
A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Swaps
A swap is an agreement between two parties to exchange obligations periodically based on an underlying financial asset, reference rate or index.

Options
An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date.

Business Continuity and Planning

St.George's Business Recovery Policy
As part of St.George's strategy to build its franchise as a successful broad based financial services provider, the Bank has embraced Business Continuity Management to ensure it can respond to and recover from major incidents.

Business Continuity Management is seen as a significant step in ensuring the survival of St.George. By documenting a co-ordinated implementation response to an event of major damage or denial of service, Business Recovery Plans are being developed to facilitate the recovery of critical business processes and services supported at key Head Office locations.

With the implementation of such plans, St.George is putting in place strategies that will become an ongoing part of the Bank's risk management mind set.



MARKET RISK ($M)
1,800,000
1,200,000
600,000
0
1 Day Risk
SEPT 2000
NOV 2000
JAN 2001
MAR 2001
MAY 2001
JUL 2001
SEPT 2001

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ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2001

The directors present their report together with the Concise Financial Report of the consolidated entity, being St.George Bank Limited (the Bank) and its controlled entities, for the year ended 30 September 2001.

Directors

The names of the directors of the Bank during the year or since the end of the financial year and up to the date of this report together with details of current directors' qualifications, experience and special responsibilities are contained in the Board of Directors' information on pages 34 to 35.

Directors' Meetings

The number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each of the directors of the Bank during the financial year are set out in the Corporate Governance Statement on pages 36 and 37. This information is to be regarded as incorporated into this report.

Principal Activities of the Consolidated Entity

The principal activities of the consolidated entity during the financial year were undertaken by the following divisions:

Personal and Small Business Banking (PSBB)

PSBB is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking, general and life insurance. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB)

IBB is responsible for liquidity requirements, wholesale funding, treasury market activities including foreign exchange, money market and equities, relationship banking, international banking services, securitisation, structured investments, lending, leasing, hire purchase and dealer finance, corporate and business banking and commercial property lending.

BankSA

BankSA provides retail banking and business banking services to customers in South Australia and the Northern Territory. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Investment Services

Investment Services provides funds management and administration, financial planning, investment advice and private banking services.

Consolidated Profit

The net profit of the consolidated entity for the financial year after income tax, Outside Equity Interests (OEI), significant items and before preference dividends was $405 million (2000: $354 million). The net profit available to ordinary shareholders was $336 million (2000: $286 million).

Dividends

Information regarding dividends paid or declared by the consolidated entity since the end of the previous financial year is included in Note 3.

Review of Operations

A review of the operations of the consolidated entity is contained in the 'Report from the Executive Chairman' on pages 4 to 6 and the 'Financial Review' on pages 27 to 30 and these are to be regarded as incorporated into this report.

State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

Best Bank Redesign

The Best Bank program involving the implementation of 1,000 ideas was substantially completed by October 2001 with 930 ideas implemented. The redesign program has been extremely successful and delivered benefits significantly above the original targets set for the program. The ideas remaining to be implemented will provide minor benefits to the results during the 2002 financial year. Consulting firm Aston Associates, assisted St.George with the development of the redesign program. The ideas implemented have delivered a strong pre-tax contribution of $80 million this year, an increase of $10 million over the original target of $70 million. The ongoing pre-tax annualised benefits have also been revised upwards by $25 million from $120 million to a new target of $145 million.

Best Bank has improved business processes and aided in the transformation of the consolidated entity from a service culture to a customer sales and service organisation. Resources are now realigned with the financial needs of specific customers and market opportunities. These results are reflected in the improvements achieved in efficiency and revenue ratios.

Capital Management Initiatives

The Bank successfully completed a number of initiatives designed to fine-tune the level and composition of capital, as noted below:

– Primary Structured Yield Product Exchangeable for Stock Receipts (Primary STRYPES)

These instruments were issued in June 1998 to assist in the acquisition of SEALCORP. The Primary STRYPES entitled the holder to a semi-annual distribution until August 2001 at which time they converted to ordinary shares. On 14 August 2001 the Primary STRYPES converted into 18,440,000 ordinary shares, as stipulated by the terms of the offering memorandum.

– Securitisation

The Bank securitised a total of $3.3 billion of housing loans in February and September 2001 through the Crusade Program. The total value of securitised receivables outstanding at 30 September 2001 was $5,070 million. The consolidated entity is committed to utilising securitisation as an effective capital management tool and alternative funding source.

– Preferred Resetting Yield Marketable Equity Securities (PRYMES)

The Bank issued three million PRYMES, at $100 each, in February 2001. The issue netted $291 million of Tier 1 capital. These securities attract a fully franked dividend of 6.36%pa for the first five years after which the Bank has the option to reset the rate.

– Share buy-back

In March 2001, the Bank completed an off-market buy-back of 22.8 million ordinary shares with a value of $376 million. The buy-back was mainly funded through the issue of three million PRYMES above.

– Conversion of Converting Preference Shares (CPS)

On 29 March 2001, the Bank converted $360 million of convertible preference shares into 28.2 million ordinary shares. The holders of these securities were paid a pro-rata dividend of 44.8 cents for the period 30 November 2000 to 29 March 2001.

Environmental Regulation

The operations of the consolidated entity and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory.

Events Subsequent to Balance Date

On 5 November 2001, St.George Group Holdings Pty Limited acquired the shares and had cancelled the options of WealthPoint Limited it did not already own. The total carrying value of the investment in WealthPoint Limited following the completion of the transaction was $138 million, giving rise to goodwill of approximately $130 million.

The financial results of WealthPoint Limited are to be consolidated from 5 November 2001.

Other than the matter discussed above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material or unusual nature likely, in the opinion of the directors of the Bank, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of the affairs of the consolidated entity, in future financial years.

Likely Developments

Details of likely developments in the operations of the consolidated entity in subsequent financial years are contained in the 'Report from the Executive Chairman' on pages 4 to 6 and are to be regarded as incorporated into this report.

Further information regarding likely developments in the operations of the consolidated entity and the expected results thereof, has not been included in this report because the disclosure of the information would be likely to result in unreasonable prejudice towards the consolidated entity.

Directors' and Executives' Emoluments

Directors

The Bank's Constitution provides that the directors shall be paid such remuneration as is determined by general meeting. An amount, not exceeding the aggregate amount determined by shareholders, is divided between the directors as they agree. The latest determination was at the Annual General Meeting held on 3 February 1998 where shareholders approved the aggregate remuneration for directors of $800,000 per year. The Bank's Constitution makes provision for the maximum retirement allowance which the Board may approve for a director by reference to the maximum amount permitted to be paid under the Corporations Act 2001.

Executives

The framework for executive remuneration within the Bank and its relationship with the consolidated entity's performance is as follows:

(i) Reward Philosophy and Structure

The Bank's executive remuneration philosophy aims to motivate and reward the executive team for sustained improvements in the performance of the consolidated entity. A total reward framework, recommended by the Board's Nomination and Remuneration Committee and approved by the Board, provides for competitive performance based pay through a combination of fixed remuneration, at risk remuneration and long-term share or option based incentives.

The incentive programs, which are providing an increasing proportion of total executive reward potential, are designed to enhance the consolidated entity's performance orientation and promote cohesive executive effort towards improved shareholder value. The incentives include annual cash incentives where allocation is contingent upon the achievement of consolidated entity, individual and/or business unit targets.

The Board's Nomination and Remuneration Committee reviews and approves base remuneration for the Managing Director and the executive team as well as incentive design and incentive program payments, based on independent market advice. The total remuneration potential for each executive is set to reflect competitive market practice for that position. The proportion of remuneration at risk within the total compensation varies with the level and nature of the positions.

(ii) Fixed Remuneration

Fixed remuneration is provided on a total cost-to-company basis. The amount of fixed remuneration is established through reference to independent market research.

Historically, movements in this fixed component of executive remuneration have provided the basis of pay competitiveness for the consolidated entity. The Board has endorsed a strategy to substitute progressively annual pay increases with incentives as a significant part of total reward where the market allows.

(iii) At Risk Remuneration
The executive team, comprising the Managing Director, the Managing Director's direct reports and other executives approved by the Board, may participate in an annual cash incentive program. Pool creation and allocation is contingent on the achievement of pre-agreed financial and strategic goals at the consolidated entity, business unit and individual levels. Payments are reviewed by the Board's Nomination and Remuneration Committee and approved by the Board based on a review of results. The Managing Director does not participate in the committee's deliberations on his or her own remuneration.

(iv) Long-term Incentives
Long-term incentives are provided through the Executive Option Plan (Option Plan) and the Executive Performance Share Plan (Performance Plan), both approved by shareholders on 3 February 1998. In keeping with the Bank's executive remuneration philosophy, an allocation of awards under the performance plan will be made in December 2001 to up to 152 key executives. The exercise conditions will call for substantial growth in the Group's earnings per share (EPS) over the next three years and will deliver rewards to executives that will pitch their total remuneration (in aggregate) at the 75th percentile of comparable positions provided that the requisite EPS growth is achieved. An annualised reward incentive of up to 40 per cent of annual remuneration may be delivered if these demanding targets are met.

Allocations of shares and options are reviewed by the Nomination and Remuneration Committee.

(v) Managing Director's Remuneration
Each year, the Board's Nomination and Remuneration Committee recommends to the Board the total remuneration and performance hurdles to apply to the Managing Director for the coming year and determines the qualifications for any at risk remuneration based on performance achievements over the past financial year. The potential payments to the Managing Director form a substantial part of the total annual remuneration for that position and are contingent on the achievement of corporate, personal, financial and strategic goals set by the Board.

The Board considers that the total remuneration of the Managing Director should include long-term incentive rewards aligned to the performance of the consolidated entity and the interests of shareholders. The Option Plan facilitates the provision of long-term incentive rewards.

Remuneration of Directors

Details of the nature and amount of each element of the emoluments of each director of the Bank and each of the five named executive officers of the Bank and the consolidated entity receiving the highest emolument are set out below.

Remuneration paid or payable to each director of the Bank, from the Bank and related entities is as follows:

Name of Director	Directors' Fee Cash	Directors' Fee Shares (a)	Fixed Remuneration (b)	At Risk Remuneration (d)	Other Benefits (e)	Superannuation (f)	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
F J Conroy	156	20	35(c)	-	-	14	225
J J Mallick	100	20	-	-	-	10	130
E A O'Neal (deceased)	-	-	865	800	37	-	1,702
L F Bleasel	84	-	-	-	-	7	91
J S Curtis	44	40	-	-	-	7	91
G Ettinger	74	10	-	-	-	7	91
P D R Isherwood	84	-	-	-	-	7	91

G J Reaney	24	60	-	-	-	7	91
J M Thame	84	-	-	-	-	7	91
	650	150	900	800	37	662	603

(a) During the year, 11,440 shares were acquired on market and allocated to five non-executive directors under the Non-Executive Directors' Share Purchase Plan. In consideration for the shares acquired on their behalf, non-executive directors forgo directors' fees equivalent to the purchase price of the shares less brokerage, stamp duty and a discount equal to that available under the Bank's Dividend Reinvestment Plan when operational.

(b) Fixed Remuneration comprises cash salary, available package options grossed-up by related fringe benefits tax where applicable and company superannuation based on the prevailing Superannuation Guarantee Charge (SGC).

(c) Paid to Mr Conroy in his capacity as Executive Chairman from 18 September 2001 to 30 September 2001.

(d) At Risk Remuneration is subject to annual review. The amount payable is dependent upon the corporate performance assessed against a balance of financial and non-financial measures.

(e) Travel and accommodation benefit.

(f) SGC applicable to non-executive directors under 70 years of age. Company contributions including the SGC are included in the fixed remuneration of the Managing Director.

Remuneration of Executive Officers(a)

Details of the nature and amount of each element of the emolument of each of the five most highly remunerated executive officers of the Bank and its controlled entities who held office during the year are detailed below.

Name and Position	Fixed Remuneration (b) $'000	At Risk Remuneration (c) $'000	Other Benefits $'000	Total Remuneration $'000
W Ott Group Executive Personal and Small Business Banking	500	400	68(d)	968
G Bartlett Group Executive Institutional and Business Banking	465	380	-	845
R Cawsey Group Executive Investment Services	450	280	1(d)	731
S McKerihan Chief Financial Officer Finance and Risk Management	500	230	-	730
J Loebenstein Group Executive Information Technology	425	180	-	605

(a) The executive officers named above are the five highest paid members of the Executive Committee who are not members of the Board. Details of emoluments of the five most highly remunerated executive officers are identical for the Bank and the consolidated entity.

(b) Fixed Remuneration comprises cash salary, available package options grossed-up by related fringe benefits tax where applicable and company superannuation based on the prevailing Superannuation Guarantee Charge.

(c) At Risk Remuneration is subject to annual review. The amount payable is dependent upon corporate, divisional and individual performance assessed against a balance of financial and non-financial measures.

(d) Travel and accommodation benefit.

Share Options

No options have been granted over any other securities or interests of the Bank or the consolidated entity. As at 30 September 2001, there are 3,175,000 unissued ordinary shares under option. No options have been granted since the end of the financial year.

Directors' Shareholdings

The relevant interest of each director in the share capital of the Bank at the date of this report are outlined in the following table. Each interest is held beneficially by the relevant director.

	Fully Paid Ordinary Shares	PRYMES	Options over Ordinary Shares
F J Conroy	10,033	63	-
J J Mallick	8,837	43	-
E A O'Neal (deceased)	25,272	-	2,100,000(a)
L F Bleasel	23,233	427	-
J S Curtis	9,814	-	-
G Ettinger	25,710	53	-
P D R Isherwood	14,596	-	-
G J Reaney	35,301	-	-
J M Thame	150,000	63	-

(a) Refer Directors' and Executives' Emoluments in this report for further information.

Directors' Interests

Details of the interests held by directors of the Bank in registered schemes offered by the consolidated entity at the date of this report are as follows:

	Name of Registered Scheme	Units Held
G Ettinger	Advance Imputation Fund	22,732
J M Thame	Advance Imputation Fund	27,981

Indemnification and Insurance of Directors and Officers

The Bank's Constitution provides for an indemnity to each person who is or has been a director, principal executive officer or the secretary of the Bank against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity, incurred on or after 1 April 1994 to any person whether or not arising from a prior contingent liability and, which does not arise out of conduct involving a lack of good faith and conduct known to the person to be wrongful. In addition, such indemnity also extends to costs and expenses incurred by the person in defending civil or criminal proceedings in which judgment is given in favour of the person or in which the person is acquitted or the courts grant relief.

The Constitution also provides, to the extent permitted by law, for the directors to authorise the Bank to enter into any documentary indemnity in favour of, or insurance policy for, the benefit of a person who is or has been a director, executive officer, secretary, auditor, employee or other officer of the Bank, which indemnity or insurance policy may be in such terms as the Board of Directors approves.

Directors' and Officers' Insurance

The Bank has paid a premium in respect of a contract of insurance insuring certain officers of the Bank and its controlled entities against those liabilities for which insurance is permitted under Section 199B of the Corporations Act 2001. Such officers consist of the directors named earlier in this report, the company secretary, executive officers, Bank officers appointed on the Bank's behalf to external directorships and all persons deemed to be officers of the Bank and related bodies corporate under the provisions of the Corporations Act 2001, together with all other former and future directors, companies secretaries and officers. Disclosure of the nature of the liabilities and the amount of the premium is prohibited under the conditions of the contract of insurance.

Rounding of Amounts

The Bank is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/0100, dated 10 July 1998. Accordingly, amounts in this report and the accompanying Concise Financial Statements have been rounded to the nearest one million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

F J Conroy
Executive Chairman

J J Mallick
Deputy Chairman

Signed at Kogarah, New South Wales
7 November 2001

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

CONCISE FINANCIAL REPORT FOR THE YEAR ENDED 30 SEPTEMBER 2001

	NOTE	CONSOLIDATED 2001 $M	2000 $M
Interest income		3,311	3,194
Less: Interest expense		2,076	2,022
Net interest income		1,235	1,172
Less: Bad and doubtful debts		77	50
Net interest income after bad and doubtful debts		1,158	1,122
Other income	2	690	660
Total ordinary income (net of interest expense and bad and doubtful debts)		1,848	1,782
Less: Operating expenses			
– staff		507	518
– computer and equipment		164	159
– occupancy		116	111
– other		298	350
Total operating expenses	2	1,085	1,138
Share of net loss of associates accounted for using the equity method		3	-
Profit from ordinary activities before goodwill amortisation and income tax		760	644
Goodwill amortisation		99	101
Profit from ordinary activities before income tax		651	543
Income tax expense	2	255	189
Net profit		406	354
Net profit attributable to outside equity interests		1	-
Net profit attributable to members of the Bank		405	354
Non Owner Changes in Equity			
Net increase in asset revaluation and realisation reserve		3	23
Net increase in claims equalisation reserve		3	1
		6	24
Total change in equity other than those resulting from transactions with owners as owners		411	378
Dividends per ordinary share (cents)	3	65	55
Basic earnings per share (cents)	4	72.1	61.8
Diluted earnings per share (cents)	4	72.6	61.5

The Statement of Financial Performance should be read in conjunction with the Discussion and Analysis and the accompanying notes to the financial statements.

Discussion and Analysis

The net profit of the consolidated entity for the financial year after income tax, Outside Equity Interests (OEI), goodwill amortisation, significant items and before preference dividends was $405 million (September 2000: $354 million). The net profit available to ordinary shareholders was $336 million (September 2000:$286 million).

Return on average ordinary equity (before goodwill amortisation and significant items) increased to 16.56% (September 2000: 13.86%).

Basic earnings per ordinary share increased to 72.1 cents (September 2000: 61.8 cents).

Net Interest Income for the year was $1,235 million (September 2000: $1,172 million) an increase of 5.4 per cent.

Other income before significant items, has grown 23.6 per cent to $682 million from $552 million in the prior year. This was due to increased product fee income as a result of new and revised fees introduced during the course of the Group Redesign and strong growth in the consolidated entity's managed funds businesses.

Total operating expenses (before goodwill and significant items) were $1,027 million for the year ended 30 September 2001 (September 2000: $1,003 million) an increase of 2.4 per cent. After excluding the impact of non recoverable GST of $24 million, operating expenses before goodwill ammortisation and significant items remained stable against the prior year.

The charge for bad and doubtful debts was $77 million (September 2000: $50 million). This expense was impacted by an additional provision of $17.5 million on one of the Bank's larger exposures.

The effective tax rate for 30 September 2001 was 38.6 per cent, notwithstanding a reduction in the company tax rate to 34 per cent. The higher rate was due to the tax effect on the write-down of a strategic investment, and the restatement of deferred tax balances to reflect the change in the company tax rate.

The expense to income ratio, excluding goodwill amortisation and significant items fell to 53.6 per cent from 58.2 per cent last year.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

CONCISE FINANCIAL REPORT AS AT 30 SEPTEMBER 2001

	NOTE	CONSOLIDATED 2001 $M	2000 $M
ASSETS			
Cash and liquid assets		438	499
Due from other financial institutions		458	148
Trading securities		4,224	3,930
Investment securities		463	1,219
Loans and other receivables		39,699	39,454
Bank acceptances of customers		1,170	607
Investments in controlled entities		-	-
Investments in associated companies		123	149
Other investments		93	97
Property, plant and equipment		534	564
Goodwill		1,409	1,485
Other assets		2,193	1,458
TOTAL ASSETS		50,804	49,610
LIABILITIES			
Deposits and other borrowings		35,539	35,047
Due to other financial institutions		790	1,038
Bank acceptances		1,170	607
Provision for dividends		179	153
Income tax liability		265	313
Other provisions		91	138
Bonds and notes		7,776	7,369
Loan capital		769	979
Bills payable and other liabilities		599	325
TOTAL LIABILITIES		47,178	45,969
NET ASSETS		3,626	3,641
SHAREHOLDERS' EQUITY			
Share capital	5	3,127	3,174
Reserves		59	53
Retained profits	6	102	77
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE BANK		3,288	3,304
Outside equity interests in controlled entities		338	337
TOTAL SHAREHOLDERS' EQUITY		3,626	3,641

The Statement of Financial Position should be read in conjunction with the Discussion and Analysis and the accompanying notes to the financial statements.

Discussion and Analysis

Total assets were $50.8 billion at 30 September 2001 (September 2000: $49.6 billion), an increase of 2.4%.

The following items impacted total assets:

- The securitisation of $3.3 billion in residential lending receivables through the Crusade Program;
- Strong growth in the utilisation of bank acceptances by commercial banking customers; and
- Marketing campaigns conducted during the year focussing on the residential and personal lending markets, providing strong growth in these areas.

Total liabilities increased by 2.6 per cent to $47.2 billion (September 2000: $46.0 billion). Significantly, retail funding experienced strong growth during the year.

The improvement has resulted from a focus on the development of the consolidated entity's retail funding products, specifically the 'directsaver' account from the 'dragondirect' internet channel and Portfolio Cash Management Account (Portfolio CMA). The directsaver, introduced in August 2000, has $1.9 billion in deposit funds within 50,000 customer accounts, while balances invested with the Portfolio CMA have grown 83% to over $2.4 billion.

Shareholders' equity remained stable at $3.6 billion.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

CONCISE FINANCIAL REPORT FOR THE YEAR ENDED 30 SEPTEMBER 2001

	CONSOLIDATED	
	2001 $M	2000 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	3,329	3,192
Interest paid	(2,136)	(1,973)
Dividends received	1	1
Other income received	839	631
Operating expenses paid	(1,119)	(944)
Income taxes paid	(243)	(157)
Net (payments)/proceeds from the sale and purchase of trading securities	(442)	549
Net cash provided by operating activities	229	1,299
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Scottish Pacific	-	(27)
Restructuring costs	(43)	(45)
Net decrease in balances due from other financial institutions	(310)	216
Net proceeds/(payments) from sale of investment securities	769	(944)
Net increase in loans and other receivables	(310)	(3,450)
Payments for shares	(58)	(155)
Proceeds from sale of shares	18	2
Proceeds from sale of Advance Property Fund units	156	-
Payments for other investments	-	(13)
Payments of research and development costs	(9)	(6)
Payments for property, plant and equipment	(52)	(57)

Proceeds from sale of property, plant and equipment	5	10
Net increase in other assets	(44)	(76)
Net cash provided by/(used in) investing activities	122	(4,545)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	551	2,411
Proceeds from other borrowings	21,398	20,391
Repayment of other borrowings	(21,260)	(18,738)
Proceeds from loan capital	-	1,070
Repayment of loan capital	(198)	(1,097)
Net (decrease) in other liabilities	(70)	(818)
Share buyback	(376)	(81)
Proceeds from issue of shares	27	7
Net proceeds from the issue of PRYMES	291	-
Dividends paid	(341)	(303)
Net cash provided by financing activities	22	2,842
Net increase/(decrease) in cash and cash equivalents held	373	(404)
Cash and cash equivalents held at the beginning of the financial year	(352)	52
Cash and cash equivalents held at the end of the financial year	21	(352)

The Statement of Cash Flows should be read in conjunction with the Discussion and Analysis and the accompanying notes to the financial statements.

Discussion and Analysis

Net cash provided by operating activities was $229 million. This was due to cash received for non interest income largely offsetting cash payments for income taxes and increases in trading securities.

Net cash provided by investing activities of $122 million was mainly generated from sales of investment securities and Advance Property Fund units.

Financing activities during the year were largely neutral, resulting in a net positive cashflow of $22 million.

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NOTES TO THE FINANCIAL STATEMENTS

CONCISE FINANCIAL REPORT FOR THE YEAR ENDED 30 SEPTEMBER 2001

NOTE 1 BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosure required by AASB 1039 have been derived from the Full Financial Report of the consolidated entity for the financial year. Other information included in the Concise Financial Report is consistent with the consolidated entity's Full Financial Report. The concise report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's Full Financial Report. The accounting policies are consistent with those of the previous year, except as noted below:

Reclassification of Financial Information

As a result of the first time application on 1 October 2000 of the revised Accounting Standards AASB 1018 Statement of Financial Performance and AASB 1034 Financial Report Presentation and Disclosures; and the new Accounting Standard AASB 1040 Statement of Financial Position, a number of comparative amounts were reclassified or repositioned to ensure comparability with the current reporting period.

Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items, refer Note 2. These items are no longer identified separately on the face of the Statement of Financial Performance.

The reconciliation of opening to closing retained profits has been transferred from the Statement of Financial Performance and is now presented in Note 6.

Accounting for Investments in Associates

The consolidated entity has adopted the equity accounting method for the first time as prescribed by Accounting Standard 1016 Accounting for Investments in Associates. As a result, a loss of $3 million before tax ($3 million after tax) has been taken to the Statement of Financial Performance.

Revaluation of Non-Current Assets

The consolidated entity has elected to apply the revised Accounting Standard AASB 1041 Revaluation of Non-Current Assets prior to its operative date in accordance with Section 334(5) of the Corporations Act 2001.

Earnings per Share

The consolidated entity has elected to apply the revised Accounting Standard AASB 1027 Earnings per Share prior to its operative date in accordance with Section 334(5) of the Corporations Act 2001.

Earnings per share information for the year ended 30 September 2000 has been recalculated in accordance with the revised standard to ensure comparability with the current financial year. The impact of the restatement was to alter the diluted earnings per share information only (refer Note 4).

NOTE 2 INDIVIDUALLY SIGNIFICANT ITEMS

		CONSOLIDATED 2001 $M	2000 $M
Other income before individually significant items		682	552
Individually Significant Items			
Write-back of excess provision	(i)	8	-
Profit on sale of businesses		-	85
Unrealised gain on revaluation of Advance Property Fund units		-	23
		8	108
Total other income		690	660
Operating expense before individually significant items		1,027	1003
Individually Significant Items			
Write-down of investment in WealthPoint Limited	(ii)	22	-
Write-down of investments in SMS Management and Technology Limited	(iii)	6	-
Write-down of other external investments	(iv)	30	-
Goodwill write-off		-	13
Redesign restructure costs		-	115
Write off of investment in Research and Development (R&D) syndicates		-	7
		58	135
Total operating expenses		1,085	1,138
Income tax expense before individually significant items		265	219
Individually Significant Items			
Income tax expense on write-back of excess provision	(i)	2	-
Income tax benefit on write-down of SMS Management and Technology Limited	(iii)	(2)	-
Income tax benefit on write-down of other external investments	(iv)	(10)	-
Capital gains tax on the sale of businesses		-	2
Capital gains tax on revaluation of Advance Property Fund units		-	8
Income tax benefit on redesign restructure costs		-	(40)
		(10)	(30)
Total income tax expense		255	189
SUMMARY			
Expenses from individually significant items		(50)	(27)
Tax benefit attributable to individually significant items		(10)	(30)
Net (expense)/revenue after tax from individually significant items		(40)	3

Discussion – September 2001

(i) With the Group Redesign substantially completed, a review of the provision has revealed that an excess of $5 million existed at 30 September 2001. This excess has been written back, with an associated income tax expense of $2 million.

During the year, the wind up of the research and development syndicates was substantially completed. As at 30 September 2001, the excess provision related to this project stood at $3 million and has been written back, with no tax effect.

(ii) On 2 August 2001 the consolidated entity made an offer to acquire the shares and options of WealthPoint it did not already own. WealthPoint shareholders approved the scheme of arrangement on 17 October 2001. The transaction was finalised on 5 November 2001.

After allowing for the impact of completing this transaction, the weighted average cost of the consolidated entity's investment in WealthPoint is 98 cents per share. The directors have taken the position that 86 cents per share represents the appropriate carrying value of the investment. Therefore the investment in WealthPoint as at 30 September 2001 has been written-down by $22 million, with no income tax effect, to 86 cents per share. The carrying value of the investment in WealthPoint will be approximately $138 million following the completion of the transaction. The decision to acquire the remaining capital in WealthPoint enables the alignment of WealthPoint's financial goals to the strategic direction of the consolidated entity.

(iii) The consolidated entity acquired a strategic share of SMS Management and Technology Limited (formerly Sausage Software) as part of its overall eCommerce plan. Due to changes in market conditions this particular investment is not expected to generate the revenues anticipated at the time the investment was made. The investment holds no further future strategic value to the consolidated entity. Accordingly, the directors have elected to write-down the investment at 30 September 2001 to its market value. The gross write down is $6 million with an associated income tax benefit of $2 million.

(iv) The carrying values of individual investments comprising the Group's other external investments portfolio have been reviewed and written down by $30 million ($20 million after tax) from $52 million to a carrying value of $22 million at 30 September 2001.

Discussion – September 2000

Discussion regarding comparative significant items is included in the full financial report. These items were classified as abnormal in the prior year, a full explanation is also included in the prior year Concise Financial Report.

NOTE 3 DIVIDENDS PROVIDED FOR OR PAID

Type	Cents Per Share	$M	Date of Payment	Franking Rate	Percentage Franked
2001					
Interim - ordinary shares	31.0	143	29-Jun-01	34%	100%
Final - ordinary shares	34.0	165	14-Dec-01	30%	100%
Converting preference shares(2)	67.5	5	28-Nov-00	34%	100%
Converting preference shares	44.8	11	29-Mar-01	34%	100%
* Depositary capital securities(4)		9	31-Dec-00	-	-
Depositary capital securities		21	02-Jul-01	-	-
Depositary capital securities(5)		11	31-Dec-01	-	-
Preferred resetting yield marketable equity securities		9	20-Aug-01	30%	100%
Preferred resetting yield marketable equity securities(6)		3	20-Feb-02	30%	100%
		377			

2000					
Overprovision for final 1999 dividend		(2)			
Interim - ordinary shares	26.0	118	03-Jul-00	34%	100%
Final - ordinary shares	29.0	132	15-Dec-00	34%	100%
Converting preference shares(1)	67.5	5	28-Nov-99	36%	100%
Converting preference shares	67.5	16	28-May-00	36%	100%
Converting preference shares(2)	67.5	11	28-Nov-00	34%	100%
Depositary capital securities(3)		8	31-Dec-99	-	-
Depositary capital securities		18	30-Jun-00	-	-
Depositary capital securities		10	31-Dec-00	-	-
		316			

(1) A total dividend of $16 million was paid of which $5 million related to the 2000 financial year.

(2) A total dividend of $16 million was paid of which $5 million related to the 2001 financial year and $11 million related to the 2000 financial year.

(3) A total dividend of $17 million was paid of which $8 million related to the 2000 financial year.

(4) A total dividend of $19 million was paid of which $10 million related to the 2000 financial year and $9 million related to the 2001 financial year.

(5) A dividend of approximately $21 million will be payable on 31 December 2001 of which $11 million relates to the 2001 financial year.

(6) A dividend of $9 million will be paid on 20 February 2002 of which $3 million relates to the 2001 financial year.

* Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

It is anticipated that the balance of the consolidated franking account will be $40 million (2000: $nil) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and

(ii) franking debits that will arise from the payment of dividends proposed as at the end of the year; and

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

NOTE 4 EARNINGS PER ORDINARY SHARE

	CONSOLIDATED 2001 Cents	2000 Cents
Earnings per share		
Basic	72.1	61.8
Diluted	72.6	61.5
Alternative earnings per share(1)		
Basic	101.9	83.0
Diluted	101.6	80.5
Weighted average number of shares		
Basic	466,174,701	462,992,218
Diluted	479,037,854	515,723,641

(1) The alternative basic and diluted earnings per share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per share performance of the underlying business.

NOTE 5 SHARE CAPITAL

	CONSOLIDATED 2001 $M	2000 $M	CONSOLIDATED 2001 No. of shares	2000 No. of shares
Issued and paid-up capital:				
483,828,232 Ordinary shares, fully paid (2000: 455,439,731)	2,821	2,659		
Fully paid non-redeemable, non-cumulative converting preference shares (2000: 24,007,327)	-	360		
3,000,000 Preferred resetting yield marketable equity securities (2000: Nil)	291	-		
Unissued allotted capital (2000: 18,440,000 shares)	-	140		
General reserve	15	15		
	3,127	3,174		
Movements in ordinary share capital:				
Balance at 30 September 2000	2,659	2,734	455,439,731	461,849,093
Shares bought back	(376)	(81)	(22,790,119)	(8,000,000)
Conversion of non-redeemable, non-cumulative converting preference shares	360	-	28,168,842	-
Conversion of unissued allotted capital	140	-	18,440,000	-
Ordinary shares issued	39	6	4,569,778	1,590,638
Share issue costs	(1)	-	-	-
Balance at 30 September 2001	2,821	2,659	483,828,232	455,439,731

Issued and uncalled capital:
10,968 Borrowers' shares unpaid (2000: 15,063)
364,930 Depositors' shares unpaid (2000: 450,772)

NOTE 6 RETAINED PROFITS

	CONSOLIDATED 2001 $M	2000 $M
Net profit after income tax attributable to members of the Bank	405	354
Retained profits at the beginning of the financial year	77	40
Total available for appropriation	482	394
Dividends	377	316
Transfer to reserve	3	1
Retained profits at the end of the financial year	102	77

NOTE 7 SEGMENTAL REPORTING

Industry Segments

2001	Banking and Finance $M	Insurance $M	Managed Funds $M	Consolidated $M
Revenue from ordinary activities	3,802	47	152	4,001
Net profit	343	24	39	406
Total assets	50,497	170	137	50,804

2000	Banking and Finance $M	Insurance $M	Managed Funds $M	Consolidated $M
Revenue from ordinary activities	3,681	39	134	3,854
Net profit	305	16	33	354
Total assets	49,133	153	324	49,610

The consolidated entity operates predominantly in Australia.

NOTE 8 EVENTS OCCURRING AFTER REPORTING DATE

Acquisition of WealthPoint

On 5 November 2001, St.George Group Holdings Pty Limited acquired the shares and had cancelled the options of WealthPoint Limited it did not already own. The total carrying value of the investment in WealthPoint Limited following the completion of the transaction was approximately $138 million, giving rise to goodwill of approximately $130 million.

The financial results of WealthPoint Limited are to be consolidated from 5 November 2001.

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ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS' DECLARATION

CONCISE FINANCIAL REPORT FOR THE YEAR ENDED 30 SEPTEMBER 2001

In the opinion of the directors of St.George Bank Limited the accompanying Concise Financial Report of the consolidated entity, comprising St.George Bank Limited and its controlled entities for the year ended 30 September 2001, set out on pages 46 to 53:

(a)has been derived from or is consistent with the full financial report for the financial year; and

(b)complies with Accounting Standard AASB 1039 Concise Financial Reports for and on behalf of the Board of Directors and in accordance with a resolution of the directors.

F J Conroy
Executive Chairman

J J Mallick
Deputy Chairman

Dated at Kogarah, New South Wales, 7 November 2001

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE SHAREHOLDERS OF ST.GEORGE BANK LIMITED

SCOPE

We have audited the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2001, consisting of the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, accompanying notes 1 to 8, and the accompanying discussion and analysis on the Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows, set out on pages 46 to 53 and the above Directors' Declaration in order to express an opinion on them to the members of the Company. The Company's directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of St.George

Bank Limited and its controlled entities for the year ended 30 September 2001. Our audit report for the Full Financial Report was signed on 7 November 2001, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039 Concise Financial Reports issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2001 complies with AASB 1039 Concise Financial Reports.

KPMG

J F Teer
Partner

45 Clarence Street,
Sydney, New South Wales, 7 November 2001

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Capital Adequacy

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Statement of Financial Position exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being governments, banks and other counterparties, with individual exposures weighted according to four categories of risk weighting (0, 20, 50 and 100 per cent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees. Effective from 1 January 1998, APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

APRA's guidelines stipulate banks must maintain a ratio of qualifying capital to risk-weighted assets (credit risk assets plus notional market risk assets) of at least 8 per cent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 per cent of the minimum capital requirement and the contribution made to the capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1. Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of Tier 1 and Tier 2 capital.

The position with respect to these ratios as at 30 September is summarised below:

	CONSOLIDATED	
	2001 $M	2000 $M
Qualifying Capital		
Tier 1		
Share capital	3,127	3,174
Reserves	665	497
Retained profits	102	77
Less : Goodwill and other APRA adjustments	(1,515)	(1,574)
Total tier 1 capital	2,379	2,174
Tier 2		
Asset revaluations	34	24
Subordinated debt	734	951
General provisions for doubtful debts (not tax effected)	133	132
Total tier 2 capital	901	1,107
Less: Deductions	(40)	(40)
Total qualifying capital	3,240	3,241
Risk Weighted Assets	29,226	28,102

Capital Adequacy Ratio	%	%
Tier 1	8.1	7.7
Tier 2	3.1	3.9
Less deductions	(0.1)	(0.1)

Total Capital Ratio	11.1	11.5

Information regarding shareholdings

(i) Distribution of Shareholdings as at 17 October 2001

(a) Ordinary Shares

Range of Shareholdings	Number of Shareholdings	Number of Ordinary Shares	Percentage of Total
1-1,000	55,700	25,953,806	5.36
1,001-5,000	44,746	100,565,552	20.79
5,001-10,000	7,414	51,760,924	10.70
10,001-100,000	4,866	103,702,299	21.43
100,001 and over	175	201,845,651	41.72
TOTAL	112,901	483,828,232	100.00

There were 1,664 shareholders who held less than a marketable parcel of ordinary shares which equates to a market value of less than $500 based on the market price as at 17 October 2001.

(b) PRYMES

Range of Shareholdings	Number of Shareholdings	Number of Preference Shares	Percentage of Total
1-1,000	17,515	1,603,629	53.46
1,001-5,000	175	348,197	11.61
5,001-10,000	11	79,306	2.64
10,001-100,000	13	335,127	11.17
100,001 and over	4	633,741	21.12
TOTAL	17,718	3,000,000	100.00

(ii) Limitation on Share Ownership

The Constitution of the Bank imposes a prohibition on the ownership of more than ten per cent (10%) of the issued shares in the Bank. For a period of ten (10) years commencing 1 July 1992, an amendment to the Constitution relating to the ten per cent (10%) shareholding limitation, requires a majority that together holds at least ninety per cent (90%) of ordinary shares on issue at that time and comprises at least seventy five per cent (75%) of ordinary shareholders voting in favour of the amendment whether in person or by proxy.

(iii) Listings

The ordinary and preference shares of the Bank are traded on the Australian Stock Exchange, with Sydney being the Bank's home exchange. The symbol under which the ordinary shares and PRYMES are traded is 'SGB' and 'SGBPB' respectively. Share details of trading activity are published in most daily newspapers.

St.George also has a US$4 billion Euro Note Programme listed on the London Stock Exchange Limited.

(iv) Substantial Shareholder

	Number of Shares
By notice dated 3 July 2001, National Australia Bank Limited advised that it or its associates then held relevant interests in the following ordinary shares of the Bank:	45,391,512
By notice dated 12 October 2001, Commonwealth Bank of Australia Limited advised that it or its associates then held relevant interests in the following ordinary shares of the Bank:	41,434,726

(v) Top Twenty (20) Shareholders as at 17 October 2001

(a) Ordinary Shares

Shareholder	Number of Ordinary Shares Held	Percentage of Shares Held %
Citicorp Nominees Pty Limited	44,100,383	9.11
National Nominees Limited	20,857,122	4.31
Westpac Custodian Nominees Limited	16,621,656	3.44
Chase Manhattan Nominees Limited	15,237,473	3.15
ANZ Nominees Limited	9,435,191	1.95
Merrill Lynch (Australia) Nominees Pty Ltd	9,390,008	1.94
Queensland Investment Corporation	6,831,521	1.41
ING Life Limited	6,476,147	1.34
Permanent Trustee Company Limited	5,804,894	1.20
AMP Life Limited	4,397,825	0.91
RBC Global Services Australia Nominees Pty Limited	3,649,171	0.75
Cogent Nominees Pty Limited	3,318,467	0.69
NRMA Nominees Pty Limited	2,864,127	0.59
Zurich Australia Limited	2,773,256	0.57
National Australia Bank Ltd	2,681,375	0.55
Government Superannuation Office	2,203,003	0.46
Commonwealth Custodial Services Limited	2,045,567	0.42
ARGO Investments Limited	1,859,736	0.38
CSS Board	1,564,983	0.32
Australian Foundation Investment Company Limited	1,443,661	0.30

The top twenty ordinary shareholders held 33.79 per cent of all ordinary shares issued.

(b) PRYMES

Shareholder	Number of PRYMES Held	Percentage of PRYMES Held %
AMP Life Limited	218,541	7.28
Commonwealth Custodial Services Limited	155,000	5.17
Invia Custodian Pty Limited	150,200	5.01
The National Mutual Life Association of Australasia Limited	110,000	3.67
Tower Trust Limited	68,986	2.30
Questor Financial Services Limited	38,398	1.28
ANZ Executors & Trustee Company Limited	36,524	1.22
Challenger Life Limited	36,309	1.21
Westpac Custodian Nominees Limited	27,737	0.92
JP Morgan Custodial Services Pty Ltd	24,439	0.81
The University of Melbourne	20,000	0.67
RBC Global Services Australia Nominees Pty Limited	18,750	0.63
Permanent Trustee Company Limited	17,300	0.58
Albert Investments Pty Ltd	15,000	0.50
Berrimilla Pty Ltd	14,950	0.50
Perpetual Trustee Company Ltd	13,661	0.46
National Nominees Limited	11,293	0.38
Bigbal Pty Ltd	10,000	0.33
Votraint No 1019 Pty Ltd	9,000	0.30
Lang Securities Pty Ltd	7,674	0.26

The top twenty PRYMES holders held 33.48 per cent of all PRYMES issued.

(vi) Domicile of Shareholdings as at 17 October 2001

(a) Ordinary Shareholdings

Locality	Number of Shareholdings	Total Number of Shares Held
Australian Capital Territory	3,988	8,088,282
New South Wales	63,342	285,185,956
Northern Territory	224	284,702
Queensland	8,423	25,129,258
South Australia	8,737	16,988,783
Tasmania	742	1,610,387
Victoria	23,967	138,931,059
Western Australia	2,672	5,690,795
DOMESTIC TOTAL	112,095	481,909,222
OVERSEAS TOTAL	806	1,919,010
TOTAL	112,901	483,828,232

(b) PRYMES

Locality	Number of Shareholdings	Total Number of Shares Held
Australian Capital Territory	630	68,653
New South Wales	9,806	1,488,346
Northern Territory	13	1,198
Queensland	1,687	242,549
South Australia	1,151	223,978
Tasmania	126	15,536
Victoria	3,790	854,048
Western Australia	500	101,402
DOMESTIC TOTAL	17,703	2,995,710
OVERSEAS TOTAL	15	4,290
TOTAL	17,718	3,000,000

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Shareholder Information

Classes of Shares on Issue
The Bank has four classes of shares on issue: fully paid ordinary shares, PRYMES (non-cumulative, resetting, non-redeemable, fully paid, convertible preference shares), unpaid borrower shares and unpaid depositor shares. Further details are contained within the accompanying Notes to and forming part of the accounts' and later in this section.

The rights and restrictions attaching to all classes are contained within the Bank's Constitution, consisting of its Memorandum and Articles of Association, a copy of which is available to any shareholder on written request to either St.George's share registry (Computershare Investor Services Pty Limited), or its registered office. Contact details are inside the back cover of this report.

Voting Rights
Subject to the Bank's Constitution, at general meetings of the Bank:

(a) each ordinary shareholder entitled to vote may either vote in person, by proxy, by attorney, or, where a body corporate, by representative;

(b) on a show of hands, each ordinary shareholder present in person, by proxy, attorney or representative has one vote;

(c) on a poll, each ordinary shareholder present in person, by proxy, representative or attorney shall have one vote for every ordinary share held by that shareholder. In the case of joint holdings, only one joint holder may vote and if both joint holders attend the meeting, only the first named in the register of shareholders may vote.

PRYMES holders will be entitled to attend general meetings of the Bank, but will not be entitled to speak or vote except in limited circumstances prescribed by the ASX Listing Rules. Borrower and depositor shareholders will be entitled to attend general meetings, but will not be entitled to speak or vote. Full details of voting entitlements for all classes of shareholder are contained within the Bank's Constitution.

Voting by Proxy
The Board strongly encourages shareholders who are not able to attend meetings to participate in the decision making process through the completion and return of proxies. If a shareholder appoints a proxy and still attends the meeting, they may not vote unless he or she revokes the proxy prior to the commencement of the meeting.

Corporate shareholders may:
- appoint a representative; or
- appoint a proxy;

to represent them at meetings.

The instrument of appointment must be under the common seal of the corporation or be signed by a duly authorised officer or attorney and be received either at the Bank's share registry or its registered office (or by specified facsimile numbers at such places), no later than 48 hours before the meeting.

Limitation on Share Ownership
The Bank's Constitution restricts individual shareholdings by persons (together with their associates) to no more than 10 per cent of the issued shares in the Bank. The Financial Sector (Shareholdings) Act also contains shareholding limitations.

Australian Stock Exchange Listing
Both the Bank's ordinary shares and PRYMES are quoted on the Australian Stock Exchange ('ASX') with Sydney being the Bank's home exchange. The stock codes under which these shares trade are 'SGB' for ordinary and 'SGBPB' for PRYMES. Trading results are published

in most Australian daily newspapers.

Option contracts against the ordinary shares of the Bank are traded on the ASX Derivatives Market. Further information can be obtained from ASX Derivatives or a stockbroker.

In the United States, the Bank's ordinary shares may be traded in the form of American Depository Receipts issued through the Bank of New York. Further enquiries should be directed to the Bank of New York.

Those shareholders or other interested parties wishing to trade in St.George shares on the ASX must do so through a stockbroker. The Corporate Relations office of the ASX can arrange a referral for persons who have had no prior dealings with a stockbroker.

Investor Information on the Internet

Visit our Investor Information section on the St.George website www.stgeorge.com.au for shareholder information such as the Concise and Full Financial Reports, profit announcements, news and ASX releases, current share price as well as access to your shareholding on-line.

Annual Report not Required

Shareholders who do not require a copy of the Concise Annual Report should advise the St.George share registry in writing, quoting their Shareholder Reference Number or Holder Identification Number. Shareholders who so opt will still receive all other mailings.

Shareholders wishing to receive a copy of the 2001 Full Financial Report should make their request to the Bank's share registry on 1800 804 457.

History of Share Issues and Dividends

HISTORY OF ORDINARY SHARES ISSUED

Date of Issue	Details	Shares Issued	Issue/DRP Price ($)
	Balance at 1 October 1996	208,086,928	
03/01/97	Dividend Reinvestment Plan	4,141,135	7.41
29/01/97	Advance Bank Australia Limited Issue (i)	228,247,787	7.88
02/07/97	Dividend Reinvestment Plan	7,614,805	7.59
05/01/98	Dividend Reinvestment Plan	7,306,897	7.99
25/05/98	Employee Reward Share Plan	644,729	10.40
02/07/98	Dividend Reinvestment Plan	5,806,812	9.83
Nov 99 – Dec 99	Share Buy-Back (Cancelled Shares)	(8,000,000)	10.12(ii)
14/01/00	Employee Reward Share Plan	602,441	11.12
Oct 99 – Sep 00	Exercise of Employee Options	835,000	Various
Oct 99 – Sep 00	Exercise of Employee Awards	153,197	Various
28/03/01	Share Buy-Back (Cancelled Shares)	(22,790,119)	16.50
29/03/01	Conversion of Preference Shares	28,168,842	
Jan 01	Employee Reward Share Plan	479,534	13.90
29/06/01	Dividend Reinvestment Plan	732,044	15.52
Aug 01	Primary STRYPES Receipts Exchange	18,440,000	13.9861
Oct 00 – Sep 01	Exercise of Employee Options	3,110,000	Various
Oct 00 – Sep 01	Exercise of Employee Awards	248,200	Various
	Balance at 30 September 2001	483,828,232	

(i) Issue to shareholders of Advance Bank Australia Limited upon acquisition of that bank.
(ii) Average price of shares purchased.

HISTORY OF ORDINARY DIVIDENDS

Date Paid	Type	Franking	Rate (cents)	DRP ($)
03/01/97	Final	36%	26	7.41
02/07/97	Interim	36%	26	7.59
05/01/98	Final	36%	26	7.99
02/07/98	Interim	36%	26	9.83
18/12/98	Final	36%	26	N/A
01/07/99	Interim	36%	26	N/A
17/12/99	Final	36%	26	N/A
03/07/00	Interim	34%	26	N/A
15/12/00	Final	34%	29	N/A
29/06/01	Interim	34%	31	15.52
14/12/01	Final	30%	34	TBA

HISTORY OF CONVERTING PREFERENCE SHARES

Date	Details
28/05/96	Initial issue of 24,007,327 shares. Issue price $15.00.
28/11/96 to 28/05/00	Half-Yearly Base Dividends of 67.5 cents, franked at 36%
28/11/00	Half-Yearly Base Dividend of 67.5 cents, franked at 34%
29/03/01	Final Base Dividend of 44.75 cents, franked at 34%
29/03/01	Conversion: 1 ordinary share for each converting preference share plus 0.1734 of an ordinary share for each converting preference share held.

HISTORY OF PRYMES

Date	Details
21/02/01	Initial issue of 3,000,000 PRYMES. Issue price $100.00.
20/08/01	Half-Yearly Dividend of $3.14, fully franked at 30%

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DIRECTORY

KEY DATES

Annual General Meeting
(Sydney) 14 December 2001

Shareholders Information Meeting
(Melbourne) 27 May 2002*

Announcement of Results and Ordinary Dividend
- Interim
  (half-year ended 31 March 2002) 7 May 2002*
- Final
  (year ended 30 September 2002) 6 November 2002*

Ordinary Shares
Final Dividend (2001) paid
14 December 2001
- Ex-dividend trading 26 November 2001
- Record date 30 November 2001

Interim Dividend (2002) paid
2 July 2002*
- Ex-dividend trading 12 June 2002*
- Record date 18 June 2002*

PRYMES
Payment date 20 February 2002*
- Ex-dividend trading 31 January 2002*
- Record date 6 February 2002*

Payment date 20 August 2002*
- Ex-dividend trading 30 July 2002*
- Record date 6 August 2002*

* proposed dates only

CONTACT DETAILS

St.George Registered Office
St.George House
4-16 Montgomery Street
Kogarah NSW 2217 Australia

Telephone	(02) 9236 1111
International	(612) 9236 1111
Facsimile	(02) 9952 1000

Secretary: M Bowan

St.George Share Registry

Computershare Investor Services Pty Limited
Level 3 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 7045
Sydney NSW 1115 Australia

Telephone	1800 804 457
International	(613) 9615 5970
Facsimile	(02) 8234 5050

BankSA

97 King William Street
Adelaide SA 5000

Telephone	131 376
Facsimile	(08) 8424 5950

Advance Asset Management

Level 10 182 George Street
Sydney NSW 2000

Telephone	(02) 9236 3000
Facsimile	(02) 9236 1198

SEALCORP

Level 12 400 George Street
Sydney NSW 2000

Telephone	(02) 9947 1255
Facsimile	(02) 9511 2366

CUSTOMER SERVICES

New Account Enquiries/Insurance	133 555
St.George Customer Service Centre	133 330
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Advance Funds Management	1800 819 935
ASGARD Master Trust	1800 998 185
Small Business Banking	1300 554 003
Business Banking	133 800
Auto/Commercial Finance	1300 301 315
Treasury	(02) 9320 5555

EMAIL AND INTERNET

Email: stgeorge@stgeorge.com.au
Internet: www.stgeorge.com.au

AUDITORS

KPMG

45 Clarence Street Sydney NSW 2000

CREDIT RATINGS

	short term	long term
Standard and Poor's	A-1	A
Moody's Investors Service	P-2	A3
FITCH	F1	A+

FULL FINANCIAL REPORT (2001)

St.George's Full Financial Report may be accessed on the St.George Bank website at www.stgeorge.com.au.

Shareholders wishing to be mailed a copy of the St.George Full Financial Report should contact the St.George Share Registry on 1800 804 457.

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Disclaimer

This Concise Financial Report has been derived from the Group's 2001 Full Financial Report.

This Concise Financial Report cannot be expected to provide as full an understanding of the consolidated entity's financial performance, financial position and financing and investing activities as the Group's 2001 Full Financial Report.

Table of Contents

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2001

		Consolidated		Bank	
		2001	2000	2001	2000
	NOTE	$M	$M	$M	$M
Interest income	2	**3,311**	3,194	**3,251**	3,122
Less: Interest expense	2	**2,076**	2,022	**2,194**	2,087
Net interest income		**1,235**	1,172	**1,057**	1,035
Less: Bad and doubtful debts	4	**77**	50	**75**	47
Net interest income after bad and doubtful debts		**1,158**	1,122	**982**	988
Other income	3,7	**690**	660	**607**	674
Total ordinary income (net of interest expense and bad and doubtful debts)		**1,848**	1,782	**1,589**	1,662
Less: Operating expenses					
– staff		**507**	518	**456**	476
– computer and equipment		**164**	159	**156**	150
– occupancy		**116**	111	**113**	106
– other		**298**	350	**263**	387
Total operating expenses	5,7	**1,085**	1,138	**988**	1,119
Share of net loss of associates accounted for using the equity method		**3**	–	**–**	–
Profit from ordinary activities before goodwill amortisation and income tax		**760**	644	**601**	543
Goodwill amortisation	5	**99**	101	**71**	72
Profit from ordinary activities before income tax		**661**	543	**530**	471
Income tax expense	6,7	**255**	189	**180**	103
Net profit		**406**	354	**350**	368
Net profit attributable to outside equity interests		**1**	–	**–**	–
Net profit attributable to members of the Bank		**405**	354	**350**	368
Non Owner Changes in Equity					
Net increase in asset revaluation and realisation reserve		**3**	23	**3**	17
Net increase in claims equalisation reserve		**3**	1	**–**	–
		6	24	**3**	17
Total change in equity other than those resulting from transactions with owners as owners		**411**	378	**353**	385
Dividends per ordinary share (cents)	8	**65**	55	**65**	55
Basic earnings per share (cents)	9	**72.1**	61.8		
Diluted earnings per share (cents)	9	**72.6**	61.5		

These Statements of Financial Performance should be read in conjunction with the accompanying notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

AS AT 30 SEPTEMBER 2001

		Consolidated		Bank	
		2001	2000	2001	2000
	NOTE	$M	$M	$M	$M
ASSETS					
Cash and liquid assets	13	**438**	499	**437**	518
Due from other financial institutions	14	**458**	148	**434**	120
Trading securities	15	**4,224**	3,930	**4,211**	3,772
Investment securities	16	**463**	1,219	**353**	1,127
Loans and other receivables	17	**39,699**	39,454	**38,806**	38,199
Bank acceptances of customers		**1,170**	607	**1,170**	607
Amounts receivable from controlled entities		**–**	–	**1,969**	2,129
Investments in controlled entities		**–**	–	**1,713**	1,578
Investments in associated companies	21	**123**	149	**10**	7
Other investments	22	**93**	97	**16**	16
Property, plant and equipment	23	**534**	564	**401**	431
Goodwill	24	**1,409**	1,485	**979**	1,054
Other assets	25	**2,193**	1,458	**2,090**	1,357
Total Assets		**50,804**	49,610	**52,589**	50,915
LIABILITIES					
Deposits and other borrowings	26	**35,539**	35,047	**35,509**	34,737
Due to other financial institutions	27	**790**	1,038	**790**	1,038
Bank acceptances		**1,170**	607	**1,170**	607
Amounts payable to controlled entities		**–**	–	**2,441**	2,092
Provision for dividends	28	**179**	153	**168**	143
Income tax liability	29	**265**	313	**201**	193
Other provisions	30	**91**	138	**83**	133
Bonds and notes	31	**7,776**	7,369	**7,776**	7,369
Loan capital	32	**769**	979	**769**	979
Bills payable and other liabilities	33	**599**	325	**362**	274
Total Liabilities		**47,178**	45,969	**49,269**	47,565
Net Assets		3,626	3,641	3,320	3,350
SHAREHOLDERS' EQUITY					
Share capital	34	**3,127**	3,174	**3,127**	3,174
Reserves	35	**59**	53	**75**	72
Retained profits	36	**102**	77	**118**	104
Shareholders' Equity Attributable to Members of the Bank		**3,288**	3,304	**3,320**	3,350
Outside equity interests in controlled entities	37	**338**	337	**–**	–
Total Shareholders' Equity		**3,626**	3,641	**3,320**	3,350

These Statements of Financial Position should be read in conjunction with the accompanying notes to the financial statements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2001

	NOTE	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
CASH FLOWS FROM OPERATING ACTIVITIES					
Interest received		3,329	3,192	3,260	3,127
Interest paid		(2,136)	(1,973)	(2,252)	(1,934)
Dividends received		1	1	77	57
Other income received		839	631	482	244
Operating expenses paid		(1,119)	(944)	(740)	(641)
Income taxes paid		(243)	(157)	(150)	(111)
Net (payments)/proceeds from sale and purchase of trading securities		(442)	549	(440)	549
Net cash provided by operating activities	(a)	229	1,299	237	1,291
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of Scottish Pacific	(c)	–	(27)	–	(27)
Additional investment in controlled entities		–	–	–	(73)
Restructuring costs		(43)	(45)	(43)	(45)
Net (increase)/decrease in balances due from other financial institutions		(310)	216	(310)	216
Net proceeds/(payments) from sale and purchase of investment securities		769	(944)	788	(923)
Net increase in loans and other receivables		(310)	(3,450)	(662)	(3,257)
Payments for shares		(58)	(155)	(34)	(16)
Proceeds from sale of shares		18	2	–	1
Proceeds from sale of Advance Property Fund units		156	–	–	–
Payments for other investments		–	(13)	–	–
Payments of research and development costs		(9)	(6)	–	–
Payments for property, plant and equipment		(52)	(57)	(45)	(46)
Proceeds from sale of property, plant and equipment		5	10	5	10
Net (increase)/decrease in amounts receivable from controlled entities		–	–	(118)	166
Proceeds from significant items		–	–	–	6
Net increase in other assets		(44)	(76)	(246)	(71)
Net cash provided by/(used in) investing activities		122	(4,545)	(665)	(4,059)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net increase in deposits		551	2,411	802	2,203
Proceeds from other borrowings		21,398	20,391	21,398	20,187
Repayment of other borrowings		(21,260)	(18,738)	(21,260)	(18,738)
Proceeds from loan capital		–	1,070	–	1,070
Repayment of loan capital		(198)	(1,097)	(198)	(1,097)
Increase in amounts payable to controlled entities		–	–	280	38
Net (decrease)/increase in other liabilities		(70)	(818)	128	(933)
Share buyback		(376)	(81)	(376)	(81)
Proceeds from issue of shares		27	7	27	7
Net proceeds from the issue of PRYMES		291	–	291	–
Dividends paid		(341)	(303)	(301)	(269)
Net cash provided by financing activities		22	2,842	791	2,387
Net increase/(decrease) in cash and cash equivalents held		373	(404)	363	(381)
Cash and cash equivalents held at the beginning of the financial year		(352)	52	(361)	20
Cash and cash equivalents held at the end of the financial year	(b)	21	(352)	2	(361)

These Statements of Cash Flows should be read in conjunction with the notes to the Statements of Cash Flows and the accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2001

	Consolidated		Bank	
	2001 $M	2000 $M	2001 $M	2000 $M
Notes to the Statements of Cash Flows				
(a) Reconciliation of net profit to net cash provided by operating activities				
Net profit	406	354	350	368
Depreciation	65	66	56	56
Amortisation				
– goodwill	99	101	71	72
– deferred expenditure	46	38	43	35
Dividend receivable	(2)	(2)	(80)	(225)
Profit on sale of property, plant and equipment	(5)	(1)	(5)	(1)
Loss on sale of property, plant and equipment	–	3	–	3
Increase in accrued expenses	7	96	163	198
Increase in provision for income tax	2	64	24	31
Decrease/(increase) in interest receivable	23	(2)	10	1
Increase in other income receivable	3	(31)	26	(96)
(Increase)/decrease in trading securities	(442)	549	(440)	549
Bad and doubtful debts expense	77	50	75	47
Increase in prepaid expenses	–	(10)	–	–
Decrease in employee entitlements provisions	–	(3)	(2)	(4)
Decrease in Directors' retirement provisions	–	(1)	–	(1)
(Decrease)/increase in interest payable	(59)	53	(58)	157
Net profit on sale of shares	(2)	(1)	–	–
Exchange gain on foreign currency borrowing – controlled entity	–	–	19	32
Write-back of excess provision	(6)	–	(6)	–
Write-down of external investments	20	–	18	–
Write-down of investment in WealthPoint Limited	22	–	–	–
Write-down of investments in SMS Management and Technology Limited	4	–	–	–
Profit on sale of business	–	–	–	(4)
Profit on sale of controlled entities	–	(83)	–	–
Increment on revaluation of controlled entities	–	(15)	–	–
Goodwill write-off	2	13	2	13
Redesign restructure costs	–	75	–	74
Write-off of investments in R&D syndicates	–	7	–	7
Profit on trading	(31)	(21)	(29)	(21)
Net cash provided by operating activities	229	1,299	237	1,291

(b) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash at the end of the financial year is reconciled to the following items in the Statements of Financial Position:

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
Cash and liquid assets	438	499	437	518
Due from other financial institutions – at call	451	148	433	120
Due to other financial institutions – at call	(700)	(822)	(700)	(822)
Bills payable	(168)	(177)	(168)	(177)
Cash and cash equivalents held at the end of the financial year	21	(352)	2	(361)

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2001

Notes to the Statements of Cash Flows (Continued)

(c) Acquisition of controlled entities

On 16 May 2000, St.George Bank Limited acquired 100% of the ordinary issued share capital of Scottish Pacific Business Finance Group for $42 million. The excess of fair value over the net assets of Scottish Pacific Business Finance Group at the date of acquisition was $32 million.

	Consolidated 2001 $M	Consolidated 2000 $M
Fair value of net tangible assets acquired		
– Property, plant and equipment	–	2
– Loans and other receivables	–	209
– Cash	–	5
– Borrowings	–	(203)
– Other liabilities	–	(1)
– Other provisions	–	(2)
	–	10
Goodwill on acquisition	–	32
Consideration	–	42
Less: – Cash acquired	–	5
– Deferred payment – non cash	–	10
Net outflow of cash on acquisition	–	27

(d) Disposal of entities

During the year, a number of subsidiaries involved with Research and Development syndicates were sold. The disposal of these companies had no cash impact and generated no profit or loss on disposal. Refer to Note 44 for further details.

On 30 September 2000, St.George disposed of its interest in ASSIRT Pty Limited and ASSIRT Software Pty Limited. This disposal included St.George's interest in Quicktrade. St.George received 100,744,667 fully paid Bourse Data Limited (now WealthPoint Limited) convertible preference shares valued at $1.20 per share as consideration. Details of the disposal are as follows:

	Consolidated 2001 $M	Consolidated 2000 $M
Consideration		
Non-cash consideration	–	121
Non-cash incidental costs and costs accrued by the Group	–	(4)
	–	117
Fair value of the net tangible assets disposed		
Investment in subsidiaries (at cost)	–	10
Due to St.George Bank Group	–	(14)
Other assets	–	7
Other investments	–	8
Goodwill	–	21
Net assets disposed	–	32
Profit on sale	–	85
Net inflow of cash on disposal	–	–

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

In this Financial Report, St.George Bank Limited, the parent entity is referred to as the Bank.

The following terminology is also used:

- the consolidated entity is St.George Bank Limited and its controlled entities
- controlled entities are entities controlled by St.George Bank Limited (as listed in Note 44).

The significant accounting policies that have been adopted in the preparation of this Financial Report are as follows:

(a) Bases of Accounting

This general purpose Financial Report complies with the accounts provisions of the Banking Act, Corporations Act 2001, applicable Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Unless otherwise indicated, all amounts are expressed in Australian currency and are shown in $ million.

Reclassification of Financial Information

As a result of the first time application on 1 October 2000 of the revised Accounting Standards AASB 1018 *Statement of Financial Performance* and AASB 1034 *Financial Report Presentation and Disclosures;* and the new AASB 1040 *Statement of Financial Position,* a number of comparative amounts were reclassified or repositioned to ensure comparability with the current reporting period.

Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items, refer Note 7. These items are no longer identified separately on the face of the Statements of Financial Performance.

The reconciliation of opening to closing retained profits has been transferred from the Statements of Financial Performance and is now presented in Note 36.

The accounting policies adopted are consistent with those of the previous year, except as noted below.

Accounting for Investments in Associated Companies

The consolidated entity has adopted the equity accounting method for the first time as per Accounting Standard AASB 1016 *Accounting for Investments in Associates.* As a result, a loss of $3 million before tax ($3 million after tax) has been taken to the Statements of Financial Performance.

Revaluation of Non-Current Assets

The consolidated entity has applied the revised Accounting Standard AASB 1041 *Revaluation of Non-Current Assets* prior to its operative date in accordance with Section 334(5) of the Corporations Act 2001 (refer Notes 22 and 23).

Change in Basis of Determining Earnings per Share

The consolidated entity has elected to apply the revised Accounting Standard AASB 1027 *Earnings per Share* prior to its operative date in accordance with Section 334(5) of the Corporations Act 2001.

Earnings per share information for the year ended 30 September 2000 has been recalculated in accordance with the revised standard to ensure comparability with the current financial year. The impact of the restatement was to alter the diluted earnings per share information only (refer Note 9).

(b) Historical Cost

This Financial Report has been prepared on the basis of historical cost and does not take into account changing money values except where stated. Securities and derivatives held for trading purposes have been marked to market.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amounts as at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. When assessing the recoverable amount for a particular non-current asset, the net cash flows arising from the asset's continued use and subsequent disposal have not been discounted to its present value, except where specifically stated.

(c) Consolidation

The consolidated Financial Report comprises the Financial Report of the Bank and its controlled entities.

Where an entity commenced or ceased to be controlled during the year, its results are only included from the date control commenced or up to the date control ceased.

Outside interests in the equity and results of the entities that are controlled by the Bank are shown as a separate item in the consolidated Financial Report.

All inter-entity balances and transactions have been eliminated.

(d) Excess of Market Value over Net Assets of Controlled Entities

Investments in controlled entities by St.George Life Limited are recorded at market value. On consolidation, the excess of net market value of these controlled entities over their underlying net assets is separately recognised and included in other assets. This amount is assessed at each reporting date with changes in value recorded as other income or expense in accordance with Accounting Standard AASB 1038 *Life Insurance Business.*

(e) Foreign Currency

All monetary assets and liabilities held in foreign currencies are shown in this Financial Report at the exchange rates prevailing at balance date. Foreign currency forwards, futures, swaps and options are valued at the appropriate market rates at balance date. Unrealised profits and losses arising from these revaluations are recognised in the Statements of Financial Performance.

For foreign exchange trading activities, it is the policy of the consolidated entity to maintain a substantially matched position in foreign currency assets and liabilities hence, net exposure to exchange risk is not material.

(f) Translation of Controlled Foreign Entities

The Financial Reports of overseas controlled entities that are integrated foreign operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the Statements of Financial Performance.

(g) Roundings

The Bank is a company of the kind referred to in ASIC Class Order No 98/0100 dated 10 July 1998. Accordingly, amounts in this Financial Report have been rounded to the nearest one million dollars except where otherwise stated.

(h) Cash and Liquid Assets

Cash and liquid assets comprise cash held in branches, ATMs, cash at bankers, money at call, bills receivable and remittances in transit. Interest income on cash and liquid assets is recognised in the Statements of Financial Performance when earned.

(i) Due from Other Financial Institutions

Balances due from other financial institutions includes loans, nostro balances and settlement account balances due from other banks. They are brought to account at the gross balance outstanding. Interest income is recognised in the Statements of Financial Performance when earned.

(j) Trading Securities

Trading securities are purchased without the intention of being held to maturity. Securities are recorded at net fair value based on quoted market prices. Realised and unrealised gains and losses are recognised in the Statements of Financial Performance. Interest on trading securities is included in net interest income. At acquisition, trading securities are recorded on a trade date basis.

(k) Investment Securities

Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and, in respect of fixed interest securities, are adjusted for amortised premiums and discounts. Premiums and discounts are amortised from the date of acquisition so that the securities reflect their face value at maturity. The amortisation of premiums and discounts is recognised in the Statements of Financial Performance as net interest income. Gains or losses on disposal of investment securities prior to maturity are brought to account when realised. Unrealised losses are not brought to account unless the recoverable amount is less than the carrying amount. Investment securities are recorded on a trade date basis. Interest income is recognised in the Statements of Financial Performance when earned.

(l) Repurchase Agreements

Securities sold under agreements to repurchase are retained in the Statements of Financial Position as Trading Securities or Investment Securities, as applicable, and accounted for accordingly. The obligation to repurchase is recognised as a liability and disclosed as Deposits and Other Borrowings. Securities purchased under agreements to resell are recorded as Liquid Assets.

(m) Loans and Other Receivables

Loans and other receivables include residential, commercial, credit card, overdrafts and other personal loans, leasing, hire purchase, bill financing, leveraged leases, margin lending, equity swaps and research and development participation.

Receivables referred to above are carried at the recoverable amount represented by the gross value of the loan balance adjusted for specific provisions for doubtful debts, interest reserved and in respect of leveraged leases, unearned tax remissions.

Interest and material yield related fees are recognised in the Statements of Financial Performance when earned.

(i) Leasing Receivables

Finance leases, in which the consolidated entity is the lessor, are included in Loans and Other Receivables. At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value is recorded in the Statements of Financial Position. Income attributable to the leases is brought to account progressively in the Statements of Financial Performance over the lease term in accordance with an actuarial method so as to achieve a constant periodic rate of return on the leases outstanding.

(ii) Structured Investments

Investments by the consolidated entity in research and development syndicates, participation in leveraged leases and equity swaps are recorded at the amounts equal to the consolidated entity's participation and included in Loans and Other Receivables in the Financial Report.

Revenue is brought to account based on a method that yields a constant rate of return. The income is received on an after tax basis and is brought to account in the Statements of Financial Performance on a before tax basis.

(n) Impaired Assets

The consolidated entity has adopted the Australian Prudential Regulation Authority's (APRA) guidelines for classifying impaired assets, which consist of the following broad categories:

(i) Non-Accrual Loans

Loans are classified as non-accrual where:

(1) contractual payments of principal and/or interest are 90 or more days in arrears, and where the value of security is insufficient to cover repayment of principal and interest;

(2) a specific provision has been raised; and/or

(3) there is reasonable doubt about the ultimate collectability of principal and interest within an acceptable timeframe.

Income on non-accrual loans is recognised only on a cash basis and when the cash received is not a principal payment. If necessary a specific provision for doubtful debts is recognised so that the carrying amount of the loan does not exceed the expected future cash flows.

(ii) Restructured Loans

These are loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of a customer's financial or other difficulties in complying with the original facility terms. For these loans, interest and fees are recognised as income on an accruals basis, whilst the customer complies with the modified terms and conditions.

(iii) Assets Acquired through Security Enforcement

This category comprises assets where ownership has been assumed in settlement of a debt. These assets are recorded in the Statements of Financial Position under Other Investments (refer Note 1 (r)) and are subject to revaluation each year.

(o) Bad Debts Written Off and Provision for Doubtful Debts

Bad debts are written off as they arise. For personal lending, residential lending and commercial lending, the consolidated entity has a policy of providing for possible losses on the basis of amounts set aside to cover specific debts that are considered doubtful.

The general provision for doubtful debts (not tax effected) when combined with the tax effected balance of Unearned Income-Mortgage Insurance Premiums represents 0.51% (2000: 0.52%) of risk weighted assets.

Unearned Income-Mortgage Insurance Premiums disclosed in the Statements of Financial Position under Bills Payable and Other Liabilities represents a provision against potential defaults not specifically identified in respect of the housing loans insured by St.George Insurance Pte Ltd.

In the insurance operation, a loss provision is maintained against potential claims where the entity has been notified that a loss may arise.

(p) Bank Acceptances of Customers

The potential liability arising as a result of bank bill acceptances that are sold into the market is recorded in the Statements of Financial Position as a liability. An equal and offsetting claim exists against customers in the event of a call on this potential liability and is recorded in the Statements of Financial Position as an asset. Bank Acceptances generate fee income that is recognised in the Statements of Financial Performance when earned.

Discounted bills accepted by the consolidated entity are recorded as part of Trading Securities as the intention at the time of discount is to offer the bills for resale.

(q) Investments in Associated Companies

Investments in associates have been accounted for using the equity method where material.

Under the equity method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised in the consolidated Statements of Financial Performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence but not control.

In the determination of the recoverable amount of the investment in WealthPoint Limited, the net cash flows arising from the asset's continued use and subsequent disposal have been discounted to its present value.

Change in Accounting Policy

In previous years, investments in associates were carried at cost or recoverable amount. In the current financial year, the consolidated entity has adopted for the first time the equity accounting method for certain investments in accordance with Accounting Standard AASB 1016 *Accounting for Investments in Associates*. As a result, a loss of $3 million before tax ($3 million after tax) has been included in the Statements of Financial Performance.

(r) Other Investments

Property, plant and equipment held for sale is shown in the Statements of Financial Position as Other Investments.

Buildings classified as Other Investments are not depreciated.

Land and buildings held for sale have been independently valued at 30 September 2001. Adjustments arising from revaluations are reflected in the Asset Revaluation and Realisation Reserve applicable to this class of asset. If no such reserve exists, revaluation decrements are recognised in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

Holding costs such as rates and taxes are not capitalised. Development costs are capitalised to the extent that they are considered to be recoverable.

Shares in entities and other securities are recorded at cost or recoverable amount. Unrealised losses relating to diminution in the value of shares in entities and other securities are recognised in the Statements of Financial Performance.

In the determination of the recoverable amount of the investment in Virtual Communities Limited, the net cash flows arising from the asset's continued use and subsequent disposal have been discounted to its present value.

(s) Property, Plant and Equipment

The consolidated entity obtains independent valuation of its land and buildings as required, except where such properties are in the course of construction or major renovation.

In addition, individual land and buildings are valued prior to sale where their carrying value exceeds the recoverable amount. Capital gains tax , if applicable, is recognised in determining income tax expense in the period in which the land and buildings are sold.

Increments and decrements arising upon revaluation of land and buildings are recognised in the Asset Revaluation and Realisation Reserve and continue to be recorded in this reserve following subsequent disposal. If no such reserve exists, revaluation decrements are recorded in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

(t) Depreciation

Plant and equipment of the consolidated entity, including buildings, are depreciated on a straight-line basis over their estimated useful lives.

Leasehold improvements are depreciated on a straight-line basis over the remaining lease term or their estimated useful lives, whichever is the shorter.

The estimated useful lives are as follows:

- Buildings
  20 to 60 years
- Plant and Equipment
  3 to 10 years
- Leasehold Improvements
  1 to 10 years

(u) Goodwill

With the exception of acquisitions undertaken by St.George Life Limited (refer Note 1 (d)), the excess of purchase consideration plus incidental costs over the fair value of the identifiable net assets at the date of each acquisition is recognised as goodwill. Such goodwill is recorded as an intangible asset in the Statements of Financial Position and is amortised, by systematic charges against income, on a straight line basis over the period of time during which benefits are expected to arise. Goodwill is amortised from the date of acquisition over a period not exceeding twenty (20) years. The unamortised balance of goodwill and the period of amortisation is reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the Statements of Financial Performance.

In determining the fair value of the identifiable net assets acquired, a liability for restructuring is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

(v) Other Assets

Other Assets comprise sundry debtors, market revaluation of trading derivatives and the revaluation of cross currency swaps used to hedge foreign currency risk. These assets are recorded at the cash value to be realised when settled.

Other Assets also include deferred expenditure, prepayments and the excess market value over the net assets of St.George Life Limited's controlled entities. Expenditure is deferred where it is considered that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenditure is amortised over the period in which the related benefits are expected to be derived and is reviewed annually to determine the amount, if any, that is no longer recoverable. Any such amount is written off in the Statements of Financial Performance. The excess market value over the net assets of St.George Life Limited's controlled entities is assessed at each reporting date with changes in value being recorded in the Statements of Financial Performance.

(w) Deposits and Other Borrowings

Deposits and other borrowings comprise negotiable certificates of deposit, term deposits, saving deposits, cheque and other demand deposits, unsecured guaranteed notes and secured borrowings. Interest is recognised in the Statements of Financial Performance when incurred.

(x) Due to Other Financial Institutions

Balances due to other financial institutions include deposits, settlement account balances and vostro balances. They are brought to account at the gross balance outstanding. Interest is recognised in the Statements of Financial Performance when incurred.

(y) Provision for Dividends

This item comprises provision for dividends in respect of depositary capital securities, preferred resetting yield marketable equity securities and ordinary shares.

The provision for dividend relating to preferred resetting yield marketable equity securities is calculated on a balance of $300 million at a fixed rate of interest of 6.36% pa for the first five years, after which the Bank has the option to reset the rate. The dividends are paid semi-annually in February and August.

The depositary capital securities dividend provision is calculated on the value of securities, being US$250 million, at a fixed rate of interest, payable semi-annually in June and December each year.

The provision for dividend relating to converting preference shares was calculated on a balance of $360 million at a fixed rate of interest, payable semi-annually in May and November each year. On 29 March 2001, these shares converted into 28.2 million ordinary shares.

The provision for dividend relating to ordinary shares represents the estimated amount payable in respect of the final dividend declared.

(z) Income Tax Liability

The consolidated entity has adopted the liability method of tax effect accounting, whereby income tax expense for the year is matched with the accounting profit after allowing for permanent differences not deductible/assessable for income tax purposes.

Timing differences arising from items brought to account in differing periods for income tax and accounting purposes have been reflected in future income tax benefit and provision for deferred income tax.

(aa) Provision for Employee Entitlements

The provision for employee entitlements to annual leave represents the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated using current wage and salary rates and includes related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

Liabilities for employee entitlements that are not expected to be settled within twelve months are discounted using the rates attaching to national government guaranteed securities at balance date, which most closely match the terms of maturity of the related liabilities.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

The Bank contributes to various employee superannuation funds. Contributions are charged as an expense in the Statements of Financial Performance as incurred. Further information is set out in Note 43.

(bb) Provision for Directors' Retirement

Provision for directors' retirement payments has been made in accordance with the Bank's Constitution.

(cc) Provision for Restructuring Costs

(i) On Acquisition
A liability for restructuring costs is recognised at the date of acquisition of an entity where the acquiring entity is demonstrably committed to the restructuring and a reliable estimate of the liability can be made. Restructuring costs of the acquired entity are included in the determination of goodwill on acquisition.

(ii) Of existing entities
Where a reliable estimate can be made, a liability for restructing costs of an existing entity is recognised at the date of commencement of the restructuring program.

(dd) Bonds and Notes

Bonds and Notes comprise medium term notes and floating rate note borrowings. Interest is recognised in the Statements of Financial Performance as incurred.

(ee) Loan Capital

Loan Capital comprises subordinated debt issued by the consolidated entity which qualifies for inclusion as capital in accordance with APRA prudential requirements. Interest is recognised in the Statements of Financial Performance as incurred.

(ff) Bills Payable and Other Liabilities

Bills Payable and Other Liabilities include market revaluation of trading derivatives, revaluation of cross currency swaps used to hedge foreign currency risk, sundry creditors and accruals, unearned income on mortgage insurance premiums and bankers bond premiums. These liabilities are recognised at the cash value to be realised when settled.

(gg) Shareholders' Equity

(i) Ordinary Share Capital – Issued and Paid Up
Ordinary share capital is recognised at the value of the amount paid up. Share issue and share buy-back costs are charged against share capital.

Ordinary shares issued to employees at a discount to market price under the Employee Reward Share Plan and Executive Performance Share Plan will have no amount debited to Share Capital.

(ii) Unissued Share Capital
In June 1998, the Bank raised $140 million of capital by way of a Primary STRYPES offering. The shares had no entitlement to dividends or other forms of payment until they were issued on 14 August 2001. This capital was recognised at the value received on allotment. On 14 August 2001, the Primary STRYPES converted into 18.4 million ordinary shares.

(iii) Non-Redeemable, Non-Cumulative Converting Preference Shares
The converting preference share capital is recognised at the value of the amount paid up. On 29 March 2001, these shares converted into 28.2 million ordinary shares.

(iv) Preferred Resetting Yield Marketable Equity Securities
On 21 February 2001, 3 million preferred resetting yield marketable equity securities at $100 each were issued by the Bank. The issue netted $291 million after issue related expenses. These shares are entitled to a preference dividend of 6.36% pa for the next five years, after which the Bank has the option to reset the rate.

(v) Reserves

(1) Asset Revaluation and Realisation Reserve
Increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

(2) Claims Equalisation Reserve
The purpose of this reserve is to provide a prudential buffer against fluctuations in mortgage insurance claims. In the event that there was an abnormal claims experience, a portion of this reserve could be transferred back to retained profits.

(3) Reserve for Redemption of Depositors' and Borrowers' Shares.
The purpose of this reserve is to recognise the redemption of all Depositors' and Borrowers' shares.

(vi) Outside Equity Interests in Controlled Entities
Outside equity interests comprise depositary capital securities issued by St.George Funding Company LLC and ordinary shares issued to minority shareholders by St.George Motor Finance Limited.

The depositary capital securities were issued on 19 June 1997 raising US$250 million. The securities are on issue in perpetuity subject to redemption rights held by the Bank in years 2007, 2017 and 2022. APRA approval is required to enable the redemption rights of the Bank to be exercised. The securities have no voting rights with respect to the operations of the Bank and are treated as Tier 1 capital for Capital Adequacy purposes.

(hh) Derivative Financial Instruments

The consolidated entity makes use of the derivatives market for trading purposes and to hedge foreign exchange and interest rate risk.

Derivatives bought or sold for trading purposes are carried at net fair value at balance date. Realised and unrealised changes in the net fair value are recognised in the Statements of Financial Performance in the period in which the change occurs.

Derivatives bought or sold for the Bank's hedging purposes are accounted for on the same basis as the underlying exposure. Where the underlying exposure is accounted for on an accruals basis, any gain or loss realised on the derivative instrument is deferred and taken up as an adjustment to the yield on the underlying exposure over its remaining life.

The market value of trading derivatives and deferred gains or losses on hedging derivatives are recognised as Other Assets when favourable to the consolidated entity and Other Liabilities when unfavourable.

(ii) Life Insurance Business

The consolidated entity conducts life insurance business through its controlled entity, St.George Life Limited (SGL), which is subject to the provisions of the Life Insurance Act 1995 (including Commissioner's Rule No 21) and Actuarial Standard 1.01 Valuation of Policy Liabilities (the Rules).

The shareholders' interest in SGL, consisting of the shareholders' fund and the shareholders' interest in the statutory funds, is included in this Financial Report. The shareholders' interest in the statutory funds is carried at cost.

The shareholders' interest in the profits from the statutory funds are brought to account in the Statements of Financial Performance of the consolidated entity. The Rules require the calculation of profits derived by life insurance companies to be determined in accordance with the Margin on Services methodology for the valuation of policy liabilities under Actuarial Standard 1.01 Valuation of Policy Liabilities of the Life Insurance Actuarial Standards Board.

ASIC has issued a Class Order that allows SGL's results to be consolidated without adjustment pursuant to the Rules for accounting policies which are dissimilar to those of the consolidated entity and which would otherwise require adjustment. The Rules modify the application of applicable accounting standards for life insurance companies.

The profits of the statutory funds brought to account in the Statements of Financial Performance of the consolidated entity are not fully available for distribution until all the requirements of the Life Insurance Act 1995 are met. As a result, included within the retained profits of the consolidated entity are the undistributed profits of SGL which are distributable to the shareholders' account, subject to meeting the solvency and capital adequacy requirements of the Life Insurance Act 1995 and upon the advice of the Appointed Actuary of SGL.

(jj) Fiduciary Activities

A number of controlled entities act as Trustee and/or Manager, Administrator or Custodian for a number of superannuation funds, investment trusts, superannuation services, approved deposit funds, life insurance funds and managed client portfolios. The value of managed funds at 30 September 2001 was $15,197 million (2000: $13,628 million).

The assets and liabilities of these funds and trusts are not included in the consolidated Financial Report as the Bank does not have the capacity to directly or indirectly control the funds and trusts.

Commissions and fees derived by the controlled entities in respect of these activities are included in the Statements of Financial Performance.

(kk) Fee Income

Fees, if material, are segregated between cost recovery and risk related. The risk related fees are taken to income over the period of the underlying risk. The balance of the fees is considered to represent cost recovery and is taken to income when received.

(ll) Unearned Revenue

(i) Unearned revenue in relation to finance leases, commercial hire purchases, consumer lending and bills of sale has been calculated using appropriate actuarial factors so that revenue earned over the term of the contract bears a constant relationship to the funds employed.

Receivables referred to above are shown in the Statements of Financial Position net of unearned revenue.

(ii) Unearned income of the insurance operation has been calculated by spreading the net premium revenue over the expected period of the risk.

The unexpired risk reserve of the insurance operation is disclosed as Unearned Income – Mortgage Insurance Premiums in this Financial Report.

(mm) Operating Leases

Operating lease payments are charged as an expense over the term of the lease, on a basis representative of the pattern of service rendered through the provision of the leased property.

The present value of future operating lease payments for surplus leased space under non-cancellable operating leases is recognised as a liability, net of any sub-leasing revenue, in the year it is determined that the leased space will be of no future benefit to the consolidated entity.

(nn) Loan Securitisation

The consolidated entity periodically sells receivables to special purpose trusts that issue securities to investors. These transactions transfer the risks and rewards of ownership and therefore, meet APRA's criteria for recognition as sales. As such, the receivables sold are removed from the Statements of Financial Position.

The consolidated entity receives the following service fees and other income from the securitisation programs:

(i) Service, manager and custodian fees are received and recognised over the period in which the relevant costs are borne.

(ii) Redraw facility fee – the consolidated entity provides the securitisation programs with redraw facilities in accordance with APRA's prudential guidelines.

(iii) Residual income – the consolidated entity is entitled to receive residual income from the securitisation programs. This income comprises interest receivable on the securitised loans (net of any swap receipts/payments) less interest payable to holders of Mortgage Backed Bonds and other fees and expenses payable. The residual income is recognised when receivable.

The consolidated entity has entered into interest rate swaps with the special purpose trusts on an arm's length basis and in accordance with APRA's prudential guidelines.

(oo) Earnings Per Ordinary Share

(i) Basic earnings per ordinary share

Basic earnings per ordinary share is determined by dividing net profit attributable to members of the Bank, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for the bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per ordinary share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to the dilutive potential ordinary shares.

Change in accounting policy

The consolidated entity has elected to apply the revised Accounting Standard AASB 1027 *Earnings per Share* prior to its operative date in accordance with Section 334(5) of the Corporations Act 2001.

Earnings per ordinary share information for the year ended 30 September 2000 has been recalculated in accordance with the revised standard to ensure comparability with the current financial year. The impact of the restatement was to alter the diluted earnings per share information only (refer Note 9).

	NOTE	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 2 INTEREST					
Interest income					
Other financial institutions		4	5	–	4
Trading and investment securities		284	321	276	321
Loans and other receivables		3,019	2,863	2,967	2,788
Controlled entities		–	–	6	5
Other		4	5	2	4
Total interest income		3,311	3,194	3,251	3,122
Interest expense					
Deposits and other borrowings		1,584	1,565	1,582	1,548
Controlled entities		–	–	121	86
Bonds and notes		435	396	435	396
Loan capital		44	54	44	54
Other financial institutions		13	7	12	3
Total interest expense		2,076	2,022	2,194	2,087
NOTE 3 OTHER INCOME					
Dividends					
– Controlled entities		–	–	117	272
– Other persons		2	2	2	1
Factoring and invoice discounting income		14	5	–	–
Financial markets income		31	21	29	21
Profit on sale of investment securities		6	–	6	–
Management fees					
– Controlled entities		–	–	43	66
– Other persons		–	1	–	1
Managed funds		152	134	–	–
Profit on sale of shares	3(a)	2	1	–	–
Profit on sale of land and buildings	3(b)	5	1	5	1
Product fees and commissions					
– Lending fees		77	79	76	75
– Deposit accounts and other		310	225	276	205
Rental income		13	16	8	11
Securitisation service fees		44	40	18	3
Structured investments		–	4	–	1
Write-back of excess provision		8	–	8	–
Profit on sale of businesses		–	85	–	6
Unrealised gain on revaluation of APF units		–	23	–	–
Other		26	23	19	11
Total other income		690	660	607	674
NOTE 3(a) Profit on sale of shares					
Gross revenue on sale of shares		19	2	–	–
Carrying value of shares sold		17	1	–	–
Profit on sale of shares		2	1	–	–
NOTE 3(b) Profit on sale of land and buildings					
Gross revenue on sale of land and buildings		24	9	24	9
Written down value of land and buildings sold		19	8	19	8
Profit on sale of land and buildings		5	1	5	1

	Consolidated		Bank	
	2001	2000	2001	2000
	$M	$M	$M	$M
NOTE 4 BAD AND DOUBTFUL DEBTS				
Bad and doubtful debts (Refer Note 18)				
– Specific provision for doubtful debts	84	50	81	47
– General provision for doubtful debts	1	9	1	9
– Recoveries	(8)	(9)	(7)	(9)
Total bad and doubtful debts expense	77	50	75	47
NOTE 5 OPERATING EXPENSES				
Staff				
Salaries and wages	397	400	355	369
Contractors' fees	17	24	15	22
Superannuation contributions	31	30	29	28
Payroll tax	26	26	24	24
Fringe benefits tax	8	7	8	7
Other	28	31	25	26
Total staff expenses	507	518	456	476
Computer and equipment				
Depreciation	34	36	32	33
Amortisation – deferred expenditure	46	38	43	35
Rentals on operating leases	17	19	17	19
Year 2000 compliance costs	–	9	–	8
Other	67	57	64	55
Total computer and equipment expenses	164	159	156	150
Occupancy				
Depreciation	31	30	24	23
Rent				
– controlled entities	–	–	11	10
– other persons	48	46	45	42
Other	37	35	33	31
Total occupancy expenses	116	111	113	106
Other				
Fees and commissions	26	21	22	28
Advertising and public relations	49	31	46	30
Telephone	17	18	16	18
Printing and stationery	26	28	23	24
Postage	14	14	14	13
GST implementation costs	–	17	–	15
Foreign exchange loss – controlled entity	–	–	19	32
Write-down of other external investments	30	–	27	–
Write-down of investments in SMS Management and Technology Limited	6	–	–	–
Write-down of investment in WealthPoint Limited	22	–	–	–
Goodwill write-off	2	13	2	13
Redesign restructure costs	–	115	–	115
Write-off of investment in R&D syndicates	–	7	–	7
Other*	106	86	94	92
Total other expenses	298	350	263	387
Total operating expenses	1,085	1,138	988	1,119
Amortisation of goodwill	99	101	71	72

*Includes donations of $5,200 to the Australian Labour party and $5,000 to the Liberal party of WA.

	Consolidated		Bank	
	2001 $M	2000 $M	2001 $M	2000 $M
NOTE 6 INCOME TAX EXPENSE				
Income tax expense shown in the Statements of Financial Performance differs from prima facie income tax payable on pre-tax ordinary profit for the following reasons:				
Profit from ordinary activities before income tax	**661**	543	**530**	471
Prima facie income tax payable calculated at 34% of ordinary profit (2000: 36%)	**225**	196	**180**	170
Add: tax effect of permanent differences that increases tax payable				
Depreciation on buildings	**2**	2	**2**	2
Amortisation of goodwill	**34**	36	**24**	26
General provision for doubtful debts	**–**	3	**–**	3
Write-down of investment in WealthPoint Limited	**7**	–	**–**	–
Other non-deductible expenditure	**–**	–	**11**	2
Restatement of deferred tax balances	**5**	–	**9**	–
Goodwill write-off	**1**	5	**1**	5
Write-off of R&D syndicates	**–**	3	**–**	3
Less: tax effect of permanent differences that reduces tax payable				
Deductions allowable on buildings	**2**	2	**1**	1
Deduction allowable on depositary capital securities	**14**	13	**–**	–
Rebateable and franked dividends	**–**	2	**41**	102
Restatement of net deferred tax balances	**–**	4	**–**	3
Deduction allowable on shares issued under Employee Reward Share Plan	**2**	2	**2**	2
Other items	**1**	4	**3**	–
Profit on sale of business	**–**	29	**–**	–
Income tax expense	**255**	189	**180**	103

		Consolidated		Bank	
		2001 $M	2000 $M	2001 $M	2000 $M
NOTE 7 INDIVIDUALLY SIGNIFICANT ITEMS					
Other income before individually significant items		682	552	599	668
Individually Significant Items					
Write-back of excess provision	(i)	8	–	8	–
Profit on sale of businesses	(v)	–	85	–	6
Unrealised gain on revaluation of Advance Property Fund units	(vi)	–	23	–	–
		8	108	8	6
Total other income		690	660	607	674
Operating expenses before individually significant items		1,027	1,003	961	984
Individually Significant Items					
Write-down of investment in WealthPoint Limited	(ii)	22	–	–	–
Write-down of investments in SMS Management and Technology Limited	(iii)	6	–	–	–
Write-down of other external investments	(iv)	30	–	27	–
Goodwill write-off	(vii)	–	13	–	13
Redesign restructure costs	(viii)	–	115	–	115
Write-off of investment in Research and Development syndicates	(ix)	–	7	–	7
		58	135	27	135
Total operating expenses		1,085	1,138	988	1,119
Income tax expense before individually significant items		265	219	187	141
Individually Significant Items					
Income tax expense on write-back of excess provision	(i)	2	–	2	–
Income tax benefit on write-down of SMS Management and Technology Limited	(iii)	(2)	–	–	–
Income tax benefit on write-down of external investments	(iv)	(10)	–	(9)	–
Capital gains tax on sale of businesses	(v)	–	2	–	2
Capital gains tax on revaluation of Advance Property Fund units	(vi)	–	8	–	–
Income tax benefit on redesign restructure costs	(viii)	–	(40)	–	(40)
		(10)	(30)	(7)	(38)
Total income tax expense		255	189	180	103
SUMMARY					
Expense from individually significant items		(50)	(27)	(19)	(129)
Tax benefit attributable to individually significant items		(10)	(30)	(7)	(38)
Net (expense)/income after tax from individually significant items		(40)	3	(12)	(91)

NOTE 7 INDIVIDUALLY SIGNIFICANT ITEMS (continued)

September 2001

(i) With the Group Redesign substantially completed, a review of the provision has revealed that an excess of $5 million existed at 30 September 2001. This excess has been written back, with an associated income tax expense of $2 million. During the year, the wind up of the research and development syndicates was substantially completed. As at 30 September 2001, the excess provision related to this project stood at $3 million and has been written back, with no tax effect.

(ii) On 2 August 2001 the consolidated entity made an offer to acquire the shares and options of WealthPoint it did not already own. WealthPoint shareholders approved the scheme of arrangement on 17 October 2001. The transaction was finalised on 5 November 2001. After allowing for the impact of completing this transaction, the weighted average cost of the consolidated entity's investment in WealthPoint is 98 cents per share. The directors have taken the position that 86 cents per share represents the appropriate carrying value of the investment. Therefore the investment in WealthPoint as at 30 September 2001 has been written-down by $22 million, with no income tax effect, to 86 cents per share. The carrying value of the investment in WealthPoint is approximately $138 million following the completion of the transaction. The decision to acquire the remaining capital in WealthPoint enables the alignment of WealthPoint's financial goals to the strategic direction of the consolidated entity.

(iii) The consolidated entity acquired a strategic share of SMS Management and Technology Limited (formerly Sausage Software) as part of its overall eCommerce plan. Due to changes in market conditions this particular investment is not expected to generate the revenues anticipated at the time the investment was made. The investment holds no further future strategic value to the consolidated entity. Accordingly, the directors have elected to write-down the investment at 30 September 2001 to its market value. The gross write-down is $6 million with an associated income tax benefit of $2 million.

(iv) The carrying values of individual investments comprising the consolidated entity's other external investments portfolio have been reviewed and written down by $30 million ($20 million after tax) from $52 million to a carrying value of $22 million as at 30 September 2001.

September 2000

(v) During the year ended 30 September 2000, the consolidated entity disposed of its interest in ASSIRT Pty Limited and ASSIRT Software Pty Limited. This disposal included St.George's interest in Quicktrade. SEALCORP received 100,744,667 fully paid Bourse Data Limited (now WealthPoint Limited) convertible preference shares. Capital gains tax (CGT) of $2 million was applicable on the sale of Quicktrade, however, no CGT was applicable to the sale of the businesses to Bourse Data Limited as the transaction was a scrip for scrip transaction and there was no intention to dispose of the convertible preference shares.

(vi) At 30 September 2000, Advance Property Fund (APF) was the subject of a takeover offer by Stockland Limited. St.George entered into an agreement with Stockland to dispose of its interest in APF. Accordingly, it reclassified the units as available for sale, transferred the units to trading securities and marked the investment to market, resulting in an unrealised gain of $23 million. Stockland offered a combination of cash, Stockland stapled securities and options as consideration for the APF units. CGT applicable on the cash, options and the share component of the stapled securities offered as consideration crystallised on the date of sale, however, CGT on the unit component of the stapled securities was deferred as this was a scrip for scrip transaction. The consolidated entity provided $8 million for the full CGT exposure in relation to the total profit as the Stockland units were sold within the next year.

(vii) St.George wrote off goodwill of $13 million relating to the 1997 acquisition of Advanced Asset Management Limited (which formed part of the Advance Bank Group) to reflect the loss of future income on the disposal of its APF management rights.

(viii) As a result of the Best Bank project, the consolidated entity was committed to implementing a significant number of redesign initiatives. The cost of the redesign project of $115 million ($75 million after income tax) includes severance payments, consulting fees, implementation costs and other associated costs. Only those costs that are incremental to the consolidated entity's normal operating costs and directly attributable to the Best Bank project have been included.

(ix) St.George resolved to terminate its investment in all of its R&D syndicates. Under an agreement with AusIndustry, St.George will not seek to claim any further tax deductions on deposit account interest expense from 15 September 2000. The total cost of these terminations was expected to be approximately $7 million.

NOTE 8 DIVIDENDS PROVIDED FOR OR PAID

Type	Cents Per Share	Consolidated $M	Bank $M	Date of Payment	Franking Rate	Percentage Franked
2001						
Interim – ordinary shares	31.0	143	143	29-Jun-01	34%	100%
Final – ordinary shares	34.0	165	165	14-Dec-01	30%	100%
Converting preference shares (2)	67.5	5	5	28-Nov-00	34%	100%
Converting preference shares	44.8	11	11	29-Mar-01	34%	100%
*Depositary capital securities (4)		9	–	31-Dec-00	–	–
Depositary capital securities		21	–	02-Jul-01	–	–
Depositary capital securities (5)		11	–	31-Dec-01	–	–
Preferred resetting yield marketable equity securities		9	9	20-Aug-01	30%	100%
Preferred resetting yield marketable equity securities (6)		3	3	20-Feb-02	30%	100%
		377	336			
2000						
Overprovision for final 1999 dividend		(2)	(2)			
Interim – ordinary shares	26.0	118	118	03-Jul-00	34%	100%
Final – ordinary shares	29.0	132	132	15-Dec-00	34%	100%
Converting preference shares (1)	67.5	5	5	28-Nov-99	36%	100%
Converting preference shares	67.5	16	16	28-May-00	36%	100%
Converting preference shares (2)	67.5	11	11	28-Nov-00	34%	100%
Depositary capital securities (3)		8	–	31-Dec-99	–	–
Depositary capital securities		18	–	30-Jun-00	–	–
Depositary capital securities		10	–	31-Dec-00	–	–
		316	280			

(1) A total dividend of $16 million was paid of which $5 million related to the 2000 financial year.
(2) A total dividend of $16 million was paid of which $5 million related to the 2001 financial year and $11 million related to the 2000 financial year.
(3) A total dividend of $17 million was paid of which $8 million related to the 2000 financial year.
(4) A total dividend of $19 million was paid of which $10 million related to the 2000 financial year and $9 million related to the 2001 financial year.
(5) A dividend of approximately $21 million will be payable on 31 December 2001 of which $11 million relates to the 2001 financial year.
(6) A dividend of $9 million will be paid on 20 February 2002 of which $3 million relates to the 2001 financial year.

*Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

It is anticipated that the balance of the consolidated franking account will be $40 million (2000: $nil) after adjusting for:
(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and
(ii) franking debits that will arise from the payment of dividends proposed as at the end of the year; and
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

	Consolidated 2001 Cents	Consolidated 2000 Cents
NOTE 9 EARNINGS PER ORDINARY SHARE		
Basic earnings per share	**72.1**	61.8
Diluted earnings per share	**72.6**	61.5
Alternative earnings per share (1)		
Basic earnings per share	**101.9**	83.0
Diluted earnings per share	**101.6**	80.5

(1) The alternative basic and diluted earnings per share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per share performance of the underlying business.

	Number of Shares	Number of Shares
Weighted average number of shares		
Basic	**466,174,701**	462,992,218
Impact of potential dilutive issues:		
Non-redeemable non-cumulative converting preference shares	**–**	33,866,082
Options over ordinary shares	**566,033**	79,648
Preferred resetting yield marketable equity securities	**12,297,120**	–
Unissued unallotted capital	**–**	18,785,693
Diluted	**479,037,854**	515,723,641

	$M	$M
Reconciliations of earnings used in calculating earnings per share		
(a) Basic earnings per share		
Net profit	**406**	354
Less: Net profit attributable to outside equity interest	**1**	–
Preference dividends	**69**	68
Earnings used in calculating basic earnings per share	**336**	286
Add: Goodwill amortisation	**99**	101
Net after tax impact of individually significant items	**40**	(3)
Earnings used in calculating alternative basic earnings per share	**475**	384
(b) Diluted earnings per share		
Net profit	**406**	354
Less: Net profit attributable to outside equity interest	**1**	–
Preference dividends	**69**	68
Add: Earnings adjustments on potentially dilutive issues	**12**	31
Earnings used in calculating diluted earnings per share	**348**	317
Add: Goodwill amortisation	**99**	101
Net after tax impact of individually significant items	**40**	(3)
Earnings used in calculating alternative diluted earnings per share	**487**	415

	Consolidated		Bank	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
NOTE 10 AUDITORS' REMUNERATION				
Amounts paid, or due and payable for audit or review services of statutory financial reports:				
By auditors of the Bank (KPMG)	**762**	638	**551**	500
Amounts paid, or due and payable for other services:				
By auditors of the Bank (KPMG):				
Audit related services*	**922**	1,761	**615**	269
Taxation	**663**	573	**613**	383
Other**	**2,423**	5,162	**2,072**	4,586
	4,008	7,496	**3,300**	5,238
Total auditors' remuneration	**4,770**	8,134	**3,851**	5,738

* Includes prudential supervision reviews for APRA, prospectus reviews, audits of securitisation trusts and reviews of trusts involved in managed funds activities.

** Included in payments made to auditors of the consolidated entity for other services for the year ended 30 September are:

	2001	2000
	$'000	$'000
– GST implementation	–	2,524
– Review of branch operations	–	617
– Secondment and technical advice	**921**	534
– Rent and support services in respect of the 1999 acquisition of KPMG Financial Services (now St.George Wealth Management Pty Limited)	**145**	218
– Due diligence assistance	**748**	23

By virtue of an Australian Securities and Investments Commission Class Order dated 11 December 1998, the auditors of the Bank and its controlled entities, KPMG, were exempted from compliance with section 324(1) and 324(2) of the Corporations Act 2001.

The Class Order exemption applied in that partners and associates of KPMG not engaged on the audit of the Bank and its controlled entities could be indebted to the Bank, provided that:

(i) such indebtedness did not exceed $5,000; or

(ii) section 324(3) applied to the relevant indebtedness; or

(iii) the indebtedness arose upon ordinary commercial terms as to the rate of interest, the terms of repayment of principal and payment of interest, the security to be provided and otherwise, and it being related to a financial arrangement between the relevant member and the Bank and/or its controlled entities prior to the member becoming a member of KPMG where the arrangement was not entered into in connection with becoming a member of KPMG.

The Class Order was rescinded by ASIC in February 2000.

	Consolidated		Bank	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
NOTE 11 REMUNERATION OF DIRECTORS				
Remuneration includes all benefits, such as directors' fees, salaries, ongoing superannuation contributions, bonuses and retirement benefits.				
The total income paid or payable, or otherwise made available, to all directors of the Bank and controlled entities, from the Bank or any related party.	**2,972**	3,001	**2,603**	2,476
The number of directors of the Bank, including the late Managing Director, whose total income paid or payable by the Bank or by any related party, falls within the following bands:				
$80,001 – $90,000			**–**	6
$90,001 – $100,000			**6**	–
$120,001 – $130,000			**1**	1
$180,001 – $190,000			**–**	1
$220,001 – $230,000			**1**	–
$1,650,001 – $1,660,000			**–**	1
$1,700,001 – $1,710,000			**1**	–

Options granted to the late Managing Director are set out in Note 39.
No options or shares have been granted to non-executive directors under any of the Bank's employee share or option plans.
Directors' remuneration of the consolidated entity includes the remuneration of executives of the Bank that are directors of partly owned controlled entities. The amount of remuneration included is based on the amount of time spent by the executives on the entities' affairs.

NOTE 12 REMUNERATION OF EXECUTIVE OFFICERS

Executives' remuneration includes cash, all prescribed benefits, superannuation and bonuses.

Executive officers include the late Managing Director, Group Executive Managers and their functional or divisional heads.

The number of executive officers of the consolidated entity whose remuneration for the financial year exceeded $100,000, fall within the following bands:

	Consolidated		Bank	
	2001	2000	**2001**	2000
$120,001 – $130,000	–	1	–	1
$140,001 – $150,000	–	1	–	–
$150,001 – $160,000	1	1 (d)	1	1 (d)
$160,001 – $170,000	–	1	–	1
$180,001 – $190,000	2	2	2	1
$190,001 – $200,000	2	4 (a)	2	4 (a)
$200,001 – $210,000	2 (a)	2	1	2
$210,001 – $220,000	2	3	2	2
$220,001 – $230,000	2	1	2	1
$230,001 – $240,000	2	–	2	–
$240,001 – $250,000	4	4 (c)	3	3 (b)
$250,001 – $260,000	2	3 (a)	2	2 (a)
$260,001 – $270,000	2	3	2	3
$270,001 – $280,000	–	2	–	2
$280,001 – $290,000	1	–	1	–
$290,001 – $300,000	1	1	1	1
$300,001 – $310,000	–	1	–	1
$310,001 – $320,000	4	2	4	2
$320,001 – $330,000	1	1 (d)	1	1 (d)
$330,001 – $340,000	1	1	1	1
$340,001 – $350,000	4	1	3	1
$350,001 – $360,000	2	–	2	–
$360,001 – $370,000	–	2	–	2
$370,001 – $380,000	–	1	–	1
$390,001 – $400,000	2 (a)	–	2 (a)	–
$400,001 – $410,000	1	1	1	1
$410,001 – $420,000	–	1	–	1
$420,001 – $430,000	–	1	–	–
$430,001 – $440,000	1	1	1	1
$450,001 – $460,000	1	–	–	–
$460,001 – $470,000	–	1 (d)	–	1 (d)
$470,001 – $480,000	1	–	1	–
$480,001 – $490,000	–	1	–	1
$490,001 – $500,000	2 (a)	–	2 (a)	–
$500,001 – $510,000	1	–	1	–
$510,001 – $520,000	–	1	–	1
$530,001 – $540,000	–	1 (d)	–	1 (d)
$590,001 – $600,000	–	2 (a)	–	2 (a)
$600,001 – $610,000	3 (a)	1 (d)	2 (a)	1 (d)
$660,001 – $670,000	–	1	–	1
$680,001 – $690,000	–	1 (d)	–	1 (d)
$700,001 – $710,000	–	1	–	1
$720,001 – $730,000	1	–	1	–
$730,001 – $740,000	1	–	1	–
$760,001 – $770,000	1 (d)	–	1 (d)	–
$780,001 – $790,000	–	1	–	1
$790,001 – $800,000	1 (d)	–	1 (d)	–
$810,001 – $820,000	1	1	1	1
$840,001 – $850,000	1	–	1	–
$960,001 – $970,000	1	1 (d)	1	1 (d)
$990,001 – $1,000,000	–	1	–	1
$1,650,001 – $1,660,000	–	1	–	1
$1,700,001 – $1,710,000	1	–	1	–
Total number of executives	55	57	50	51
Total remuneration received or due and receivable by executive officers of the Bank and controlled entities ($'000)	22,516	21,780	20,669	20,330

(a) Includes one former employee.
(b) Includes two former employees.
(c) Includes three former employees.
(d) Former employee.

	Consolidated		Bank	
	2001 $M	2000 $M	2001 $M	2000 $M
NOTE 13 CASH AND LIQUID ASSETS				
Notes, coins and cash at bankers	228	179	228	179
Money at call	144	224	143	243
Bills receivable and remittances in transit	32	63	32	63
Clearing house balance	34	33	34	33
	438	499	437	518
NOTE 14 DUE FROM OTHER FINANCIAL INSTITUTIONS				
Maturity analysis based on remaining term to maturity at 30 September				
At call	451	148		
Less than 3 months	7	–		
	458	148		
NOTE 15 TRADING SECURITIES				
Government and semi-government securities	1,508	1,258	1,508	1,258
Bills of exchange – bank accepted/endorsed	1,053	1,274	1,048	1,271
Negotiable certificates of deposit	59	222	59	222
Other marketable securities	1,604	1,176	1,596	1,021
	4,224	3,930	4,211	3,772
NOTE 16 INVESTMENT SECURITIES				
Government and semi-government securities	13	11	–	–
Deposits – banks	97	680	–	599
Mortgage backed securities	10	22	10	22
Other marketable securities	343	506	343	506
	463	1,219	353	1,127
Market Value				
Government and semi-government securities	13	11	–	–
Deposits – banks	97	680	–	599
Mortgage backed securities	10	22	10	22
Other marketable securities	330	512	330	512
	450	1,225	340	1,133
Maturity analysis based on remaining term to maturity at 30 September				
At Call	–	–		
Less than 3 months	110	102		
Between 3 months and 12 months	13	15		
Between 1 year and 5 years	320	1,102		
Greater than five years	20	–		
Total carrying value	463	1,219		

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 17 LOANS AND OTHER RECEIVABLES				
Housing loans (1)	28,430	27,977	28,430	27,977
Commercial loans	7,109	7,449	6,505	6,816
Personal loans (2)	1,921	1,698	1,823	1,601
Lease and commercial hire purchase (3)	1,699	1,637	1,514	1,314
Structured investments	204	445	188	213
Credit card receivables	476	388	476	388
Other	55	37	55	52
Gross loans and other receivables	39,894	39,631	38,991	38,361
Less: provisions for impairment (refer Note 18)				
– specific provision for doubtful debts	62	45	59	37
– general provision for doubtful debts	133	132	126	125
Net loans and other receivables	39,699	39,454	38,806	38,199
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	13,207	11,555		
Between 3 months and 12 months	2,678	2,423		
Between 1 year and 5 years	8,295	7,233		
After 5 years	15,652	18,375		
Loans and other receivables net of specific provisions for doubtful debts and income yet to mature	39,832	39,586		

(1) Excludes $4,912 million of securitised housing loans (30 September 2000: $2,501 million).
(2) Excludes $78 million of securitised automotive loans (30 September 2000: $170 million).
(3) Excludes $80 million of securitised automotive leases (30 September 2000: $140 million).

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 18 PROVISIONS FOR IMPAIRMENT				
General provisions	133	132	126	125
Specific provisions	62	45	59	37
	195	177	185	162
Movements				
General provisions				
Opening balance	132	123	125	116
Charge to Statements of Financial Performance	1	9	1	9
Closing balance	133	132	126	125
Specific provisions				
Opening balance	45	54	37	44
Charge to Statements of Financial Performance	84	50	81	47
Recoveries	(8)	(9)	(7)	(9)
Bad debt write-offs	(59)	(50)	(52)	(45)
Closing balance	62	45	59	37
Total provisions				
Opening balance	177	177	162	160
Charge to Statements of Financial Performance	85	59	82	56
Recoveries	(8)	(9)	(7)	(9)
Bad debt write-offs	(59)	(50)	(52)	(45)
Closing balance	195	177	185	162

	Consolidated							
	2001 $M				2000 $M			
	Loan Balances	Specific Provision	Expected Recovery	Net Income Received	Loan Balances	Specific Provision	Expected Recovery	Net Income Received
NOTE 19 ASSET QUALITY								
The following dissection provides details of the consolidated entity's impaired assets as at 30 September:								
(a) Non-accrual loans with provisions								
Non-performing loans	47	29	18	–	23	11	12	–
Part/fully performing loans	3	1	2	–	6	2	4	1
Total	50	30	20	–	29	13	16	1
(b) Non-accrual loans without provisions								
Non-performing loans	10	–	10	–	7	–	7	–
Part/fully performing loans	16	–	16	–	3	–	3	–
Total	26	–	26	–	10	–	10	–
Total non-accrual loans	76	30	46	–	39	13	26	1
(c) Restructured loans								
With provisions	–	–	–	–	–	–	–	–
(d) Other real estate owned								
Assets acquired through security enforcement	6	–	6	1	6	–	6	–
Total Impaired Assets	82	30	52	1	45	13	32	1

(e) Impaired assets by size of loan

	2001		2000	
	No. of loans	Expected Recovery $M	No. of loans	Expected Recovery $M
Less than $ 1 million	72	13	90	18
$ 1 million to $ 5 million	7	11	6	8
$ 5 million to $ 10 million	2	13	1	6
Greater than $10 million	1	15	–	–
	82	52	97	32

NOTE 19 ASSET QUALITY (continued)

(f) Interest income foregone on impaired assets

The following table shows the estimated amount of interest that would have been earned on non-accrual and restructured loans based upon market interest rates applicable during the year.

	Consolidated 2001 $M	Consolidated 2000 $M
Gross interest income receivable on impaired assets		
Non-accrual loans	5	4
Restructured loans	–	–
Total gross interest income receivable on impaired assets	5	4
Interest income received		
Non-accrual loans	–	1
Restructured loans	–	–
Total interest income received	–	1
Net interest income foregone		
Non-accrual loans	5	3
Restructured loans	–	–
Total net interest income foregone	5	3

(g) Impaired assets as a percentage of loans and other receivables

	2001 %	2000 %
Non-accrual loans – balances		
Non-performing loans	0.14	0.08
Part/fully performing loans	0.05	0.02
Non-accrual loans – expected recoveries		
Non-performing loans	0.07	0.05
Part/fully performing loans	0.05	0.02
Total impaired assets		
Gross	0.21	0.11
Net	0.13	0.08

(h) Past Due Items

This category includes loans which are in arrears for 90 or more consecutive days, which are well secured and are not classified as impaired assets. Interest on these loans continues to be taken to the Statements of Financial Performance.

	Consolidated 2001 $M	Consolidated 2000 $M
Loan balances	131	150

NOTE 20 CONCENTRATION OF CREDIT RISK

The following tables set out the credit risk concentrations of the consolidated entity:

Risk Concentration as at 30 September 2001	Trading Securities $M	Investment Securities $M	Loans and Other Receivables $M	Bank Acceptances of Customers $M	Contingent Exposures * $M	Derivatives * $M	Total $M
Agriculture, forestry and fishing	–	–	584	–	1	1	586
Financial, investment and insurance	3,135	463	191	1,170	422	2,550	7,931
Government and public authorities	853	–	5	–	–	–	858
Lease finance	–	–	376	–	5	–	381
Personal	–	–	1,510	–	2	–	1,512
Manufacturing	–	–	–	–	–	27	27
Mining	–	–	–	–	–	45	45
Real estate – construction	–	–	811	–	10	–	821
Real estate – mortgage	–	–	28,514	–	808	1	29,323
Other	236	–	7,903	–	61	3	8,203
Total	4,224	463	39,894	1,170	1,309	2,627	49,687
Other risk concentrations							
Due from other financial institutions							458
Total gross credit risk							50,145

Risk Concentration as at 30 September 2000	Trading Securities $M	Investment Securities $M	Loans and Other Receivables $M	Bank Acceptances of Customers $M	Contingent Exposures * $M	Derivatives * $M	Total $M
Agriculture, forestry and fishing	–	–	581	–	1	–	582
Financial, investment and insurance	2,979	1,219	177	607	465	1,813	7,260
Government and public authorities	869	–	6	–	–	80	955
Lease finance	–	–	512	–	13	–	525
Personal	–	–	1,691	–	2	1	1,694
Real estate – construction	–	–	842	–	10	–	852
Real estate – mortgage	–	–	28,177	–	597	–	28,774
Other	82	–	7,645	–	29	20	7,776
Total	3,930	1,219	39,631	607	1,117	1,914	48,418
Other risk concentrations							
Due from other financial institutions							148
Total gross credit risk							48,566

*Based on credit equivalent balance, refer Notes 42 and 47

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 21 INVESTMENTS IN ASSOCIATED COMPANIES				
Equity accounted investments	15	–	–	–
Investments at cost	–	149	10	7
Investments at recoverable value	108	–	–	–
Total investments in associates	123	149	10	7

	Consolidated 2001 $M	Consolidated 2000 $M	Principal Activities	Ownership Interest at 30.9.2001	Balance Date
Details of investments in associates					
Cash Card Australia Limited	6	5	Financial Technology	49.0%	30 June
St.George Development Capital No.2 Pty Limited	6	3	Pooled Development Fund	31.2%	30 June
WealthPoint Limited	102	126	eCommerce	8.8%	30 June
Others	9	15			Various
	123	149			

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 22 OTHER INVESTMENTS				
(i) Property, plant and equipment held for sale				
Land and buildings (at independent valuation – 2000)	–	31	–	–
Land and buildings (at independent valuation – 2001)	31	–	–	–
	31	31	–	–
Plant and equipment (at cost)	2	2	–	–
Less accumulated depreciation	2	2	–	–
	–	–	–	–
(ii) Shares and other securities				
Carrying Value				
Shares quoted on a stock exchange (at cost)	–	8	–	–
Other unquoted investments (at cost)	60	55	16	16
	60	63	16	16
(iii) Other investments	2	3	–	–
Total other investments	93	97	16	16
Market Value				
Shares quoted on a stock exchange	–	8	–	1
	–	8	–	1

The independent valuation of selected land and buildings owned by the consolidated entity was carried out at 30 September 2001 by William Doherty (AAPI, Certified Practising Valuer, Bachelor of Business) of Colliers Jardine Consultancy & Valuation, Sydney. The valuation was performed on the basis of market value as at balance date.

	Consolidated		Bank	
	2001	2000	2001	2000
	$M	$M	$M	$M
NOTE 23 PROPERTY, PLANT AND EQUIPMENT				
Land (at independent valuation – 2000)	81	148	68	130
Land (at independent valuation – 2001)	51	–	44	–
	132	148	112	130
Buildings (at independent valuation – 2000)	151	219	91	155
Buildings (at independent valuation – 2001)	76	–	71	–
Buildings (at cost)	73	79	25	32
	300	298	187	187
Less accumulated depreciation	45	37	23	18
	255	261	164	169
Plant and equipment (at cost)	526	485	462	425
Less accumulated depreciation	382	333	340	296
	144	152	122	129
Leasehold improvements (at cost)	12	11	12	11
Less accumulated amortisation	9	8	9	8
	3	3	3	3
	534	564	401	431

Valuations

The independent valuation of selected land and buildings owned by the consolidated entity was carried out at 30 September 2001 by William Doherty (AAPI, Certified Practising Valuer, Bachelor of Business) of Colliers Jardine Consultancy & Valuation, Sydney. The valuation was performed on the basis of market value as at balance date.

The resultant net increment of $3 million (land – decrement $7 million; buildings – increment $10 million) arising from the revaluation has been transferred to the asset revaluation and realisation reserve (refer Note 35).

Reconciliations

Reconciliation of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
Freehold Land				
Carrying amount at beginning of the financial year	148	133	130	120
Revaluation during the year	(7)	19	(8)	13
Disposal	(9)	(4)	(10)	(3)
Carrying amount at end of the financial year	132	148	112	130
Buildings				
Carrying amount at beginning of the financial year	261	272	169	175
Additions	3	–	–	–
Revaluation during the year	10	4	11	4
Disposal	(10)	(5)	(10)	(4)
Depreciation	(9)	(10)	(6)	(6)
Carrying amount at end of the financial year	255	261	164	169

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 23 PROPERTY, PLANT AND EQUIPMENT (continued)				
Plant and Equipment				
Carrying amount at beginning of the financial year	152	159	129	138
Additions	48	53	43	45
Disposal	(1)	(5)	(1)	(5)
Depreciation	(55)	(55)	(49)	(49)
Carrying amount at end of the financial year	144	152	122	129
Leasehold Improvements				
Carrying amount at beginning of the financial year	3	2	3	3
Additions	1	2	1	1
Amortisation	(1)	(1)	(1)	(1)
Carrying value at end of the financial year	3	3	3	3
NOTE 24 GOODWILL				
Goodwill	1,944	1,957	1,364	1,405
Less – accumulated amortisation	533	459	383	338
– write-off	2	13	2	13
	1,409	1,485	979	1,054
NOTE 25 OTHER ASSETS				
Deferred expenditure	356	245	321	220
Less accumulated amortisation	126	80	110	67
	230	165	211	153
Sundry debtors and prepayments	561	268	484	210
Amount receivable under currency hedge agreements	1,331	926	1,331	926
Future income tax benefit (refer below)	71	73	64	68
Excess of market value over net assets of a controlled entity	–	26	–	–
	1,963	1,293	1,879	1,204
	2,193	1,458	2,090	1,357
Balance of future income tax benefit attributable to:				
– Tax losses	–	9	–	–
– Timing differences	71	64	64	68
	71	73	64	68

The future income tax benefit relating to timing differences is brought to account as realisation of the benefit is regarded as being virtually certain.

The amount of the benefit is based on the assumptions that:

(a) the relevant entity is expected to derive future assessable income of a nature and of sufficient amount to enable the benefit to be realised, or the benefit can be utilised by another entity in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

(b) the relevant entity and/or the consolidated entity will continue to comply with the conditions for deductibility imposed by the law; and

(c) income tax legislation should not change in a manner which would adversely affect the ability of the relevant entity and/or consolidated entity to realise the benefit.

	Consolidated		Bank	
	2001 $M	2000 $M	2001 $M	2000 $M
NOTE 26 DEPOSITS AND OTHER BORROWINGS				
Funds are raised from well diversified sources and there are no material concentrations.				
Funds comprise the following categories:				
Certificates of deposit	7,920	9,259	7,920	9,259
Term and other deposits	27,499	25,504	27,498	25,384
Secured borrowings	55	50	55	50
Unsecured borrowings	65	234	36	44
	35,539	35,047	35,509	34,737
Maturity analysis based on remaining term to maturity at 30 September				
At call	11,472	11,774		
Less than 3 months	17,076	15,426		
Between 3 months and 12 months	4,891	4,745		
Between 1 year and 5 years	1,991	2,886		
After 5 years	109	216		
	35,539	35,047		
NOTE 27 DUE TO OTHER FINANCIAL INSTITUTIONS				
Maturity analysis based on remaining term to maturity at 30 September				
At call	700	822		
Less than 3 months	68	152		
Between 3 months and 12 months	22	64		
	790	1,038		
NOTE 28 PROVISION FOR DIVIDENDS				
Final ordinary dividend	165	132	165	132
Converting preference share dividend	–	11	–	11
Depositary capital securities dividend	11	10	–	–
Preferred resetting yield marketable equity securities	3	–	3	–
Total provision for dividends	179	153	168	143
NOTE 29 INCOME TAX LIABILITY				
Provision for income tax	114	112	85	61
Provision for deferred income tax	151	201	116	132
Total income tax liability	265	313	201	193
NOTE 30 OTHER PROVISIONS				
Employee entitlements	76	76	71	73
Directors' retirement	2	2	2	2
Redesign restructure	10	58	10	58
Other	3	2	–	–
	91	138	83	133
Number of employees at 30 September	7,061	7,619	6,324	6,872

	Consolidated		Bank	
	2001	2000	2001	2000
	$M	$M	$M	$M
NOTE 31 BONDS AND NOTES				
AUD eurocommercial paper	462	907	462	907
GBP eurocommercial paper	60	–	60	–
JPY eurocommercial paper	13	–	13	–
CAD eurocommercial paper	–	30	–	30
EUR eurocommercial paper	–	81	–	81
HKD eurocommercial paper	30	61	30	61
NZD eurocommercial paper	8	105	8	105
USD eurocommercial paper	1,218	685	1,218	685
AUD 74m floating rate notes due 2001	–	74	–	74
AUD 70m floating rate notes due 2005	71	–	71	–
DEM 300m floating rate notes due 2001	–	250	–	250
DEM 10m floating rate notes due 2002	10	8	10	8
DEM 25m floating rate notes due 2004	24	21	24	21
DEM 50m floating rate notes due 2004	48	42	48	42
EUR 200m floating rate notes due 2003	374	327	374	327
GBP 20m floating rate notes due 2002	60	54	60	54
GBP 250m floating rate notes due 2002	752	680	752	680
GBP 6m floating rate notes due 2003	18	16	18	16
HKD 108m floating rate notes due 2000	–	27	–	27
HKD 330m floating rate notes due 2001	34	79	34	79
HKD 390m floating rate notes due 2002	90	93	90	93
HKD 250m floating rate notes due 2003	162	61	162	61
HKD 150m floating rate notes due 2004	39	–	39	–
JPY 6070 m floating rate notes due 2001	–	104	–	104
USD 300m floating rate notes due 2000	–	559	–	559
USD 205m floating rate notes due 2001	–	382	–	382
USD 100m floating rate notes due 2002	203	184	203	184
USD 25m floating rate notes due 2002	51	46	51	46
USD 500m floating rate notes due 2002	1,015	921	1,015	921
USD 150m floating rate notes due 2003	305	276	305	276
USD 400m floating rate notes due 2003	817	745	817	745
USD 300m floating rate notes due 2003	612	–	612	–
USD 300m floating rate notes due 2004	611	–	611	–
USD 300m floating rate notes due 2004	608	551	608	551
USD 40m floating rate notes due 2009	81	–	81	–
	7,776	7,369	7,776	7,369
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	727	1,721		
Between 3 months and 12 months	3,205	1,622		
Between 1 year and 5 years	3,763	4,026		
After 5 years	81	–		
	7,776	7,369		

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 32 LOAN CAPITAL				
USD 150m floating rate notes due 2001	–	277	–	277
AUD 39m fixed rate notes due 2003	39	40	39	40
USD 200m fixed rate notes due 2005	419	380	419	380
USD 150m fixed rate notes due 2007	311	282	311	282
	769	979	769	979
Maturity analysis based on remaining term to maturity at 30 September				
Between 3 months and 12 months	–	277		
Between 1 year and 5 years	458	420		
After 5 years	311	282		
	769	979		
NOTE 33 BILLS PAYABLE AND OTHER LIABILITIES				
Bills payable	168	177	168	177
Sundry creditors and accruals	409	128	194	97
Unearned income – mortgage insurance premiums	22	20	–	–
	599	325	362	274

	Notes	Bank 2001 $M	Bank 2000 $M	Bank 2001 No. of shares	Bank 2000 No. of shares
NOTE 34 SHARE CAPITAL					
Capital					
483,828,232 fully paid ordinary shares (2000: 455,439,731)	(a)	2,821	2,659		
Fully paid non-redeemable, non-cumulative converting preference shares (2000: 24,007,327)	(a)	–	360		
3,000,000 fully paid preferred resetting yield marketable equity securities	(d)	291	–		
Unissued allotted capital (2000: 18,440,000)	(a)	–	140		
General reserve		15	15		
		3,127	3,174		
(a) Movement in ordinary share capital					
Balance at beginning of the financial year		2,659	2,734	455,439,731	461,849,093
Shares bought back	(c)	(376)	(81)	(22,790,119)	(8,000,000)
Conversion of non-redeemable, non-cumulative converting preference shares	(e)	360	–	28,168,842	–
Conversion of unissued allotted capital	(f)	140	–	18,440,000	–
Ordinary shares issued	(b)	39	6	4,569,778	1,590,638
Share issue costs		(1)	–	–	–
Balance at end of the financial year		2,821	2,659	483,828,232	455,439,731

Issued and uncalled capital
10,968 Borrowers' shares unpaid (2000: 15,063)
364,930 Depositors' shares unpaid (2000: 450,772)

	2001			2000		
	$M	No. of shares	Average price $	$M	No. of shares	Average price $
NOTE 34 SHARE CAPITAL (continued)						
(b) Ordinary shares issued comprise						
Dividend Reinvestment Plan	12	732,044	15.52	–	–	–
Executive Option Plan (refer Note 39)	27	3,110,000	8.58	6	835,000	7.19
Employee Reward Share Plan (refer Note 39)	–	479,534	–	–	602,441	–
Employee Performance Share Plan (refer Note 39)	–	248,200	–	–	153,197	–
	39	4,569,778		6	1,590,638	

Terms and Conditions

Ordinary Shares

Holders of ordinary shares have the right to receive dividends as declared and in proportion to the paid up capital of the shares held. In a winding up, ordinary shareholders would participate in the proceeds from the sale of any surplus assets in proportion to the number and amount paid up on the shares held. Ordinary shares entitle their holder to one vote (per share held) on a poll, either in person or by proxy, at a meeting of the Bank.

Preferred Resetting Yield Marketable Equity Securities (PRYMES)

A holder of PRYMES is entitled to receive a non-cumulative dividend at a fixed rate which is fixed every five years (the current rate is 6.36% per annum), payable in arrears in half-yearly installments on 20 February and 20 August until conversion. PRYMES are not redeemable by St.George but may be converted under certain circumstances. Holders of PRYMES have priority over ordinary shares for payment of dividends and for return of capital (not exceeding the issue price) and payment of any dividend declared but unpaid on a winding-up. Holders of PRYMES have no voting rights except in limited circumstances as prescribed by the ASX Listing Rules and their terms of issue.

Capital Management Initiatives

(c) Share Buy-Back

In March 2001, the Bank successfully completed an off-market buy-back of 22.8 million shares (5% of shares on issue at the time) at a price of $16.50 per share, thereby reducing ordinary equity by $376 million. The buy-back was implemented through a 1 for 20 issue of Sell Back Rights. The buy-back was funded predominantly through the issue of PRYMES.

(d) Issue of PRYMES

On 21 February 2001, the Bank successfully issued 3 million PRYMES at $100 each. The issue netted $291 million of Tier 1 capital after associated costs of $9 million.

(e) Conversion of CPS

On 29 March 2001, the Bank converted $360 million of convertible preference shares into 28.2 million ordinary shares.

(f) Conversion of STRYPES

On 14 August 2001, the Bank converted $140 million of unissued allotted capital into 18.4 million ordinary shares.

Dividend Reinvestment Plan (DRP)

The St.George DRP was operational for the 2001 interim ordinary dividend. Shareholders who elected to participate (either in part or in full) were limited to minimum participation of 100 shares and maximum participation of 5,000 shares. No discount was offered.

The St.George DRP will operate for the final ordinary dividend. There will be a discount of 2.5% and participation will be from a minimum of 100 ordinary shares with no cap. For applications under the DRP to be effective, they must be received at the Bank's Share Registry (Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney) by 5.00pm on 23 November 2001.

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 35 RESERVES				
Composition				
Asset revaluation and realisation reserve	48	45	74	71
Claims equalisation reserve	10	7	–	–
Depositors' and borrowers' redemption reserve	1	1	1	1
	59	53	75	72
Movements in reserves				
Asset revaluation and realisation reserve				
Balance at beginning of the financial year	45	22	71	54
Add net increment arising from the revaluation of land and buildings	3	23	3	17
Balance at end of the financial year	48	45	74	71
Claims equalisation reserve				
Balance at beginning of the financial year	7	6	–	–
Add transfer from retained profits	3	1	–	–
Balance at end of the financial year	10	7	–	–

Asset Revaluation and Realisation Reserve
Increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

Claims Equalisation Reserve
The purpose of this reserve is to provide a prudential buffer against fluctuations in mortgage insurance claims. In the event that there was an abnormal claims experience, a portion of this reserve could be transferred back to retained profits.

Reserve for Redemption of Depositors' and Borrowers' Shares
The purpose of this reserve is to recognise the redemption of all Depositor and Borrower shares.

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 36 RETAINED PROFITS				
Net profit after income tax attributable to members of the Bank	405	354	350	368
Retained profits at the beginning of the financial year	77	40	104	16
Total available for appropriation	482	394	454	384
Dividends	377	316	336	280
Transfer to reserve	3	1	–	–
Retained profits at the end of the financial year	102	77	118	104

	Consolidated 2001 $M	Consolidated 2000 $M	Bank 2001 $M	Bank 2000 $M
NOTE 37 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES				
Interest in:				
Depositary capital securities	334	334		
Share capital	2	2		
Retained profits	2	1		
	338	337		

NOTE 38 AVERAGE BALANCE SHEET AND INTEREST INCOME/EXPENSE

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest rates earned or paid by the consolidated entity for the years indicated. Averages are month-end averages, which are not materially different from daily averages. Non-accrual loans are included in Interest Earning Assets under Loans and Other Receivables.

	2001			2000		
	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %
Interest earning assets						
Cash and liquid assets	125	4	3.2	199	5	2.5
Due from other financial institutions	155	4	2.6	153	5	3.3
Investment/trading securities	4,694	284	6.1	5,077	321	6.3
Loans and other receivables	39,815	3,019	7.6	38,022	2,863	7.5
Total Interest Earning Assets	44,789	3,311	7.4	43,451	3,194	7.4
Non interest earning assets						
Bills receivable	47			222		
Property, plant and equipment	554			563		
Other assets	4,498			3,583		
Provision for doubtful debts	(184)			(177)		
Total Non Interest Earning Assets	4,915			4,191		
Total Assets	49,704			47,642		
Interest bearing liabilities						
Retail deposits	24,038	919	3.8	22,418	865	3.9
Other deposits	8,465	491	5.8	9,377	550	5.9
Due to other financial institutions	482	13	2.7	350	7	2.0
Short term borrowings						
– Domestic	2,828	162	5.7	2,627	150	5.7
– Offshore	3,562	212	6.0	2,746	158	5.8
Long term borrowings						
– Offshore	4,872	279	5.7	4,875	292	6.0
Total Interest Bearing Liabilities	44,247	2,076	4.7	42,393	2,022	4.8
Non interest bearing liabilities						
Bills payable	163			196		
Other liabilities	1,622			1,446		
Total Non Interest Bearing Liabilities	1,785			1,642		
Total Liabilities	46,032			44,035		
Shareholders' Equity	3,672			3,607		
Total Liabilities and Shareholders' Equity	49,704			47,642		
Interest Spread (1)			2.7			2.6
Interest Margin (2)			2.8			2.7

(1) Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.
(2) Interest margin represents net interest income as a percentage of average interest earning assets.

NOTE 38 AVERAGE BALANCE SHEET AND INTEREST INCOME/EXPENSE (continued)

Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and changes in rate for the years ended 30 September 2001 and 30 September 2000. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2001 over 2000 Change Due To			2000 over 1999 Change Due To		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
Interest earning assets						
Cash and liquid assets	(2)	1	(1)	1	–	1
Due from other financial institutions	–	(1)	(1)	–	–	–
Investment/trading securities	(24)	(13)	(37)	89	34	123
Loans and other receivables	136	20	156	91	146	237
Change in Interest Income	110	7	117	181	180	361
Interest bearing liabilities						
Retail deposits	63	(9)	54	10	73	83
Other deposits	(53)	(6)	(59)	62	52	114
Due to other financial institutions	3	3	6	1	1	2
Short term borrowings						
– Domestic	11	1	12	20	15	35
– Offshore	47	7	54	76	6	82
Long term borrowings						
– Offshore	–	(13)	(13)	(27)	39	12
Change in Interest Expense	71	(17)	54	142	186	328
Change in Net Interest Income	39	24	63	39	(6)	33

NOTE 39 SHARE AND OPTION PLANS

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting on 3 February 1998. Details of these plans are as follows:

(a) Employee Reward Share Plan (Reward Plan)

On 12 January 2001, 479,534 ordinary shares were allotted as bonus shares to 6,754 eligible employees for nil consideration under the Reward Plan. The bonus shares had a market value of $13.90 per share at the date of allotment.

The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost. Allocations under the plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff and overriding Board discretion.

(b) Employee Share Purchase Plan (Purchase Plan)

All permanent employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Purchase Plan. Allocations of ordinary shares can occur by allotment or by purchase on market. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational. Brokerage and stamp duty are payable by the Bank.

Details of ordinary shares allocated under this Plan are as follows:

Date of Allocation	Number of Ordinary Shares Allocated	Average Purchase Price of Shares Acquired	Number of Employees Participating
1 December 2000	78,484	13.11	211
20 December 2000	17,830	13.44	10
12 January 2001	287,573	13.91	356
29 May 2001	59,869	15.22	191
8 June 2001	25,614	15.57	12

The above shares were purchased on market with staff sacrificing remuneration equivalent to the purchase price less a discount equivalent to that offered to shareholders under the Bank's Dividend Reinvestment Plan when operational. The 1 December 2000 and 29 May 2001 allocation included 3,263 and 2,809 ordinary shares allocated to the Managing Director, Mr E A O'Neal (since deceased), which were allocated on the same terms and conditions as other participating employees.

NOTE 39 SHARE AND OPTION PLANS (continued)

(c) Employee Performance Share Plan (Performance Plan)

Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Plan are as follows:

Date Awards Granted	Vesting Date	Awards Outstanding at 1 Oct 2000	Number of Awards Granted	Number of Awards Forfeited	Number of Shares Allotted	Market Value $	Awards Outstanding at 30 Sept 2001	Number of Senior Executives in Plan
31-Aug-98	23-Feb-01	201,000			192,000	2,805,100	9,000	
30-Nov-98	30-Mar-01	15,000		15,000			–	
30-Nov-98	30-Mar-02	15,000		15,000			–	1
30-Nov-98	30-Sep-02	20,000		20,000			–	
30-Nov-98	30-Sep-02	–	50,000				50,000	
22-Feb-99	23-Feb-01	16,500			12,500	183,650	4,000	1
24-May-99	27-Apr-01	7,500			7,500	113,400	–	
2-Jun-99	8-Dec-01	3,000					3,000	
2-Jun-99	8-Dec-02	3,000					3,000	1
2-Jun-99	8-Jun-03	3,000					3,000	
28-Jun-99	23-Feb-01	5,000			5,000	75,800	–	
20-Jul-99	19-Jul-01	16,667					16,667	1
20-Jul-99	19-Jul-02	16,666					16,666	
29-Nov-99	30-Nov-00	10,000			10,000	142,500	–	
20-Dec-99	20-Dec-00	3,000			3,000	41,970	–	
20-Dec-99	20-Dec-01	3,000					3,000	1
20-Dec-99	20-Dec-02	3,000					3,000	
4-Jan-00	4-Jan-01	1,000			1,000	13,990	–	
4-Jan-00	4-Jan-02	1,000		1,000			–	
28-Feb-00	31-Aug-00	2,500					2,500	1
28-Feb-00	31-Aug-02	2,500					2,500	
17-Mar-00	17-Mar-01	7,200			7,200	112,896	–	
1-Nov-00	15-Nov-02		752,933	85,239			667,694	105
1-Nov-00	15-Nov-03		376,467	47,467			329,000	
29-Nov-00	30-Nov-04		10,000		10,000	136,000	–	
29-Jan-01	30-Nov-04		4,000				4,000	1
29-Jan-01	30-Nov-04		2,000				2,000	
5-Feb-01	15-Nov-02		22,711				22,711	1
5-Feb-01	15-Nov-03		12,700				12,700	
5-Mar-01	15-Nov-02		8,250	5,250			3,000	2
5-Mar-01	15-Nov-03		6,000	4,500			1,500	
14-Mar-01	15-Nov-02		1,047				1,047	1
14-Mar-01	15-Nov-03		897				897	
19-Mar-01	15-Nov-02		2,571				2,571	1
19-Mar-01	15-Nov-03		1,929				1,929	
12-Apr-01	15-Nov-02		4,706				4,706	1
12-Apr-01	15-Nov-03		4,033				4,033	
1-Jul-01	15-Nov-02		750				750	1
1-Jul-01	15-Nov-03		1,500				1,500	
TOTAL		355,533	1,262,494	193,456	248,200		1,176,371	119

Balance of awards at 30 September 2001 have a market value of $17.8 million at that date.

The allocation of shares under the Performance Plan is subject to the achievement of specific performance hurdles set by the Board.

In accordance with the Rules of the Performance Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised.

NOTE 39 SHARE AND OPTION PLANS (continued)

(d) Executive Option Plan (Option Plan)

Executive officers and the Managing Director are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in the Option Plan.

				Movement for the year				
Grant Date of Option	Exercise Period (1)	Exercise Price (2)	Options Outstanding at 1 Oct 2000	Options Granted During the Year	Number of Options Forfeited	Number of Options Exercised	Options Outstanding at 30 Sept 2001	Number of Senior Executives in Plan (3)
23-Feb-98	23-Feb-01 to 23-Feb-03	$8.58	2,910,000		80,000	2,750,000	80,000	1
23-Feb-98	3-Jul-00 to 3-Jul-01	$8.58	80,000			80,000	–	
23-Feb-98	3-Aug-00 to 3-Aug-01	$8.58	180,000			180,000	–	
23-Feb-98	9-Oct-00 to 9-Oct-01	$8.58	100,000			100,000	–	
30-Nov-98	30-Mar-01 to 30-Nov-03	$10.30	75,000				75,000	}
30-Nov-98	30-Mar-02 to 30-Nov-03	$10.30	75,000		75,000		–	}
30-Nov-98	30-Sep-02 to 30-Nov-03	$10.30	75,000		75,000		–	} 1
30-Nov-98	15-Nov-02 to 30-Nov-03	$10.30	–	75,000			75,000	}
30-Nov-98	15-Nov-03 to 30-Nov-03	$10.30	–	75,000			75,000	}
30-Nov-98	30-Nov-01 to 30-Nov-03	$10.30	120,000				120,000	1
18-Dec-98	18-Nov-00 to 18-Dec-03	$9.41	500,000				500,000	}
18-Dec-98	18-Nov-01 to 18-Dec-03	$9.41	500,000				500,000	} 1
18-Dec-98	18-Nov-02 to 18-Dec-03	$9.41	500,000				500,000	}
2-Jun-99	8-Dec-01 to 2-Jun-04	$10.73	30,000				30,000	}
2-Jun-99	8-Dec-02 to 2-Jun-04	$10.73	30,000				30,000	} 1
2-Jun-99	8-Jun-03 to 2-Jun-04	$10.73	30,000				30,000	}
20-Jul-99	19-Jul-02 to 20-Jul-04	$10.95	200,000				200,000	1
9-Aug-99	9-Aug-02 to 9-Aug-04	$10.34	50,000				50,000	1
3-Nov-99	3-Nov-02 to 3-Nov-04	$10.34	45,000		45,000		–	
20-Dec-99	20-Dec-02 to 20-Dec-04	$10.86	80,000				80,000	1
17-Mar-00	17-Mar-03 to 17-Mar-05	$11.39	30,000				30,000	1
1-Nov-00	15-Nov-02 to 1-Nov-05	$11.14	–	133,333			133,333	} 1
1-Nov-00	15-Nov-03 to 1-Nov-05	$11.14	–	66,667			66,667	}
15-Dec-00	15-Dec-03 to 15-Dec-05	$13.38	–	200,000			200,000	}
15-Dec-00	15-Dec-03 to 15-Dec-05	$13.38	–	200,000			200,000	} 1
15-Dec-00	15-Dec-03 to 15-Dec-05	$13.38	–	200,000			200,000	}
TOTAL			5,610,000	950,000	275,000	3,110,000	3,175,000	11

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives, including the late Managing Director, are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

NOTE 39 SHARE AND OPTION PLANS (continued)

(d) Executive Option Plan (Option Plan) (continued)

Shareholders approved at the Bank's Annual General Meeting on 18 December 1998 to grant 1,500,000 options over the unissued ordinary shares in the Bank to the late Managing Director, Mr E A O'Neal. The exercise price of the options is $9.41 plus a premium. The options were granted in three equal parcels and are exercisable as follows:

Options Granted	Exercise Period	Performance Hurdle
500,000	At any time in the period between 18 November 2000 and the date being 5 years after the grant date of the options.	At any time during the Exercise Period but before exercise, the weighted average price of the Bank's ordinary shares during any ten consecutive trading days during the Exercise Period must exceed the Exercise Price by more than 20%.
500,000	At any time in the period between 18 November 2001 and the date being 5 years after the grant date of the options.	At any time during the Exercise Period but before exercise, the weighted average price of the Bank's ordinary shares during any ten consecutive trading days during the Exercise Period must exceed the Exercise Price by more than 25%.
500,000	At any time in the period between 18 November2002 and the date being 5 years after the grantdate of the options.	At any time during the Exercise Period but before exercise, the weighted average price of the Bank's ordinary shares during any ten consecutive trading days during the Exercise Period must exceed the Exercise Price by more than 30%.

(e) Non-Executives Directors' Share Purchase Plan (Directors' Plan)

A Non-Executive Directors' Share Purchase Plan was approved by shareholders at the Bank's Annual General Meeting held on 17 December 1999. All non-executive directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational. Brokerage and stamp duty are payable by the Bank.

Details of shares allocated under the Directors' Plan are as follows:

Date of Allocation	Number of Ordinary Shares Acquired on Market	Number of Participating Non-Executive Directors	Average Purchase Price of Shares Acquired
1 December 2000	11,440	5	13.11

	Consolidated		Bank	
	2001 $M	2000 $M	2001 $M	2000 $M
NOTE 40 COMMITMENTS				
Capital expenditure commitments as at 30 September not provided for in the financial statements amounted to:				
Not longer than 1 year	**13**	12	**12**	11
Operating lease commitments contracted for as at 30 September:				
Not longer than 1 year	**67**	57	**59**	57
Longer than 1 year and not longer than 2 years	**47**	48	**40**	48
Longer than 2 years and not longer than 5 years	**42**	71	**37**	71
Longer than 5 years	**5**	15	**4**	15
	161	191	**140**	191
NOTE 41 UNCOMMITTED CREDIT FACILITIES				
Offshore and Australian dollar note borrowing facilities				
Uncommitted credit facilities	**14,207**	12,877	**14,207**	12,877
Amount utilised	**6,377**	5,857	**6,377**	5,857
Unused uncommitted credit facilities	**7,830**	7,020	**7,830**	7,020

NOTE 42 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

Detailed below are the notional amounts of contingent liabilities and credit commitments, together with their credit equivalent amounts. The notional amount represents the maximum credit risk. The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default and is determined in accordance with APRA's risk weighted capital adequacy guidelines.

	Consolidated				Bank			
	Notional Amount		Credit Equivalent		Notional Amount		Credit Equivalent	
	2001	2000	2001	2000	2001	2000	2001	2000
	$M	$M	$M	$M	$M	$M	$M	$M
(a) Contingent Liabilities								
Bills endorsements	169	172	169	172	169	172	169	172
Guarantees	138	132	138	132	138	132	138	132
Documentary letters of credit	105	58	86	42	105	58	86	42
Performance related items	35	68	18	34	35	68	18	34
Total Contingent Liabilities	447	430	411	380	447	430	411	380
(b) Credit Related Commitments								
Undrawn facilities	9,379	7,890	898	737	9,318	7,772	898	737

In accordance with the rules relating to clearing arrangements contained in the Regulations of the Australian Paper Clearing System and in the Regulations of the Bulk Electronic Clearing System under the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to the clearing system in the event of another clearing financial institution failing to settle.

(c) Deed of Cross Guarantee

Pursuant to an Australian Securities and Investments Commission (ASIC) Class Order 98/1418 dated 13 August 1998, relief was granted during the year to the controlled entities listed below from the Corporations Act 2001 requirements for preparation, audit and publication of Financial Reports. It is a condition of the Class Order that the Bank and each of the controlled entities enter into a Deed of Cross Guarantee. The effect of the Deed is that the Bank guarantees to each creditor, payment in full of any debt in the event of winding up of any of the controlled entities subject to the Deed, under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Bank will only be liable in the event that after six months, any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Bank is wound up.

The controlled entities which were subject to the Deed as at 30 September 2001 were:

St.George Finance Limited
Advance Leasing Limited
Canberra Advance Property Limited

The controlled entities which are a party to this Deed do not have any external liabilities other than taxation.

NOTE 42 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS (continued)

The consolidated Statement of Financial Performance and Statement of Financial Position for the Bank and the controlled entities which are a party to the Deed (closed group) are as follows:

	Closed Group 2001 $M	Closed Group 2000 $M
STATEMENT OF FINANCIAL PERFORMANCE (CLOSED GROUP)		
Profit from ordinary activities	566	548
Income tax expense	212	126
Net profit	354	422
Retained profits/(accumulated losses) at the beginning of the financial year	93	(49)
Total available for appropriation	447	373
Dividends	336	280
Retained profits at the end of the financial year	111	93
STATEMENT OF FINANCIAL POSITION (CLOSED GROUP)		
ASSETS		
Cash and liquid assets	437	518
Due from other financial institutions	434	120
Trading securities	4,211	3,772
Investment securities	353	1,127
Loans and other receivables	38,887	38,414
Bank acceptances of customers	1,170	607
Amounts receivable from controlled entities	1,969	1,864
Other investments	1,191	1,046
Other assets	3,470	3,109
TOTAL ASSETS	52,122	50,577
LIABILITIES		
Deposits and other borrowings	35,509	34,737
Due to other financial institutions	790	1,038
Bank acceptances	1,170	607
Amounts payable to controlled entities	1,968	1,742
Provisions	465	493
Other liabilities	8,907	8,620
TOTAL LIABILITIES	48,809	47,237
NET ASSETS	3,313	3,340
SHAREHOLDERS' EQUITY		
Share capital	3,127	3,174
Reserves	75	73
Retained profits	111	93
TOTAL SHAREHOLDERS' EQUITY	3,313	3,340

The measurement basis in respect of the assets and liabilities above is consistent with Note 1 to the financial statements.

(d) Litigation

Contingent liabilities exist in relation to matters of litigation and/or possible matters of litigation which, at the date of adoption of this Financial Report, have not been resolved.

An assessment of the likely loss to the Bank and its controlled entities has been made in respect of the above mentioned on a claim by claim basis and specific provision has been made where appropriate. The consolidated entity does not consider that the outcome of any current proceedings, either individually or in aggregate, is likely to materially affect its operations or financial position.

(e) Service Contracts

Service contracts have been entered into with the Group Executive Investment Services, Mr R Cawsey and the Group Executive Personal Banking, Mr W Ott. Under the terms of each contract, the Bank may be required to make a payment to these executives in the event of their employment being terminated.

NOTE 43 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

1. Employee Entitlements

Aggregate employee entitlements, including on-costs, have been disclosed in Note 30 to the Financial Statements.

2. Superannuation Commitments

The Bank and its controlled entities have contributed to the following superannuation funds operated within the Group:

	St.George Staff Retirement Fund	ASGARD Superannuation Account
Fund type	Defined benefit*	Defined contribution
Type of benefits	Lump sum	Lump sum
Date of last actuarial review	1 July 2000	Not required for fund
Name of actuary	Mr P Hughes BA FIAA FIA	Not required for fund
Basis of contributions	Various percentages of employees' superannuation salaries	In accordance with prevailing legislation

There are sufficient funds available in these superannuation funds in the event of:
(i) termination of the funds
(ii) voluntary termination of employment of each member
(iii) compulsory termination of employment of each member.
*Benefits of members of the St.George Staff Retirement Fund who joined the fund prior to 1 July 1990 are provided on a defined benefit basis. Otherwise, benefits are provided on a defined contribution basis.

During the year, funds held in St.George Executive Superannuation Fund and M&F Retirement Funds were transferred to St.George Staff Retirement Funds.

The fund assets at net market value, accrued benefits and vested benefits of the defined benefit funds are as follows:

Name of Fund	Fund Assets at Net Market Value 30 June 2001 $M	Fund Assets at Net Market Value 30 June 2000 $M	Accrued Benefits 30 June 2001 $M	Accrued Benefits 30 June 2000 $M	Vested Benefits 30 June 2001 $M	Vested Benefits 30 June 2000 $M
St.George Staff Retirement Fund (i)	**266**	222	**256**	216	**251**	216
St.George Executive Superannuation Fund (ii)	**–**	4	**–**	3	**–**	3
	266	226	**256**	219	**251**	219

	Fund Assets at Net Market Value 31 May 2001 $M	Fund Assets at Net Market Value 31 May 2000 $M	Accrued Benefits 31 May 2001 $M	Accrued Benefits 31 May 2000 $M	Vested Benefits 31 May 2001 $M	Vested Benefits 31 May 2000 $M
M&F Retirement Fund (iii)	**–**	41	**–**	43	**–**	34

Employer contributions paid to the above funds were $29 million (2000: $27 million).

The above amounts were determined as at 30 June 2001 or, in the case of employer contributions, they relate to the year ended 30 September 2001.

(i) Accrued benefits in respect of the St.George Staff Retirement Fund have been determined based on amounts calculated by the actuary at the date of the most recent actuarial reviews, being 1 July 2000 (St.George Staff Retirement Fund: 31 December 2000; M&F Retirement Fund and St.George Executive Superannuation Fund 30 June 2001).

During the year the St.George Executive Super Fund and the M&F Retirement Fund ceased to exist.

(ii) The St.George Executive Superannuation Fund was established on 1 September 1995. The accrued benefits of this fund have been based on amounts calculated by the actuary at the date of the most recent actuarial review, being 1 July 1998 and an estimate from the actuary of the benefits that have been accrued in the period 2 July 1998 to 30 June 2001.

The total funds assets of St.George Staff Executive Superannuation Fund of $4 million was transferred to St.George Staff Retirement Fund on 29 June 2001.

(iii) Accrued benefits in respect of the M&F Retirement Fund have been determined based on amounts calculated by the actuary at the date of the most recent actuarial review, being 1 June 2000 and an estimate from the actuary of benefits which have accrued in the period 1 June 2000 to 31 December 2000. On 31 December 2000 the total funds assets of $38m in M&F Retirement Fund was transferred to the St.George Staff Retirement Fund.

Accrued benefits are benefits which the fund is presently obliged to pay at some future date, as a result of membership of the fund.

Vested benefits are benefits which are not conditional upon the continued membership of the fund or any factor, other than resignation from the fund.

	NOTE	Percentage of Shares Held 2001 %	Percentage of Shares Held 2000 %
NOTE 44 CONTROLLED ENTITIES			
The following corporations comprise the consolidated entity:			
St.George Bank Limited			
St.George Business Finance Pty Limited		100	100
St.George Commercial Credit Corporation Limited		100	100
St.George Crusade Investment Pty Limited		100	100
St.George Custodial Pty Limited		100	100
St.George Development Capital Limited		100	100
St.George Dragon Investment Pty Limited		100	100
St.George Executive Superannuation Fund Pty Limited		100	100
St.George Finance Holdings Limited		100	100
St.George Finance Limited		100	100
St.George Funding Company LLC	(a)	100	100
St.George Group Holdings Pty Limited		100	100
St.George Home Finance Pty Limited		100	100
St.George Insurance Pte Limited	(a)	100	100
St.George Investment Services Limited		100	100
St.George Life Limited		100	100
St.George Management Services Pty Limited		100	100
St.George Motor Finance Limited		75	75
St.George Motor Wholesale Pty Limited		75	75
St.George Partnership Finance Limited		100	100
St.George Procurement Management Pty Limited		100	100
St.George Procurement Pty Limited		100	100
St.George Security and Custody Pty Limited		100	100
St.George Staff Retirement Fund Pty Limited		100	100
St.George Superannuation Fund Pty Limited		–	100
St.George Superannuation Holdings Pty Limited		100	100
St.George Wealth Management Pty Limited		100	100
St.George Wholesale Finance Pty Limited		100	100
Advance Asset Management Limited		100	100
Advance Commercial Finance Limited		100	100
Advance Insurance Agencies Pty Limited		100	100
Advance Leasing Limited		100	100
Ascalon Capital Managers Limited		100	100
Ascalon Operations and Services Pty Limited	(c)	100	–
ASGARD Capital Management Limited		100	100
Buchelin Pty Limited		100	100
Canberra Advance Property Limited		100	100
Crusade CP Management Pty Limited		100	100
Crusade Management Limited		100	100
Danaby Pty Limited		100	100
Dysty Pty Limited		100	100
Hanstock Intelligence Pty Limited		100	100
HITTON Pty Limited		100	100
International Factors Australia Pty Limited		100	100
International Factors Pty Limited		100	100
Kerbridge Energy Pty Limited		100	100
Kerbridge Loyalty Software Pty Limited		100	100
Lawnbag Pty Limited		100	100
Managerial and Financial Services (Hong Kong) Limited	(a),(b)	100	100
Nationwide Management Pty Limited		100	100
NSW Future Plan Pty Limited		100	100
PACT Accountants Investment Group Pty Limited		100	100

	NOTE	Percentage of Shares Held 2001 %	2000 %
NOTE 44 CONTROLLED ENTITIES (continued)			
Scottish Pacific Business Finance Administration Limited		**100**	100
Scottish Pacific Business Finance Holdings Pty Limited		**100**	100
Scottish Pacific Business Finance Limited	(a)	**100**	100
Scottish Pacific Business Finance Pty Limited		**100**	100
Scottish Pacific Management Services Pty Limited		**100**	100
SEALCORP Holdings Limited		**100**	100
SEALCORP Services Pty Limited		**100**	100
SECURITOR Financial Group Limited		**100**	100
Talaad Pty Limited		**100**	100
Thomaston Rail Pty Ltd		**100**	100
Value Nominees Pty Ltd	(d)	**100**	100
Votraint No. 1182 Pty Limited		**100**	100
VS&L Insurance Agency Pty Limited		**100**	100
VS&L Services Pty Limited		**100**	100

Notes

(a) St.George Funding Company LLC is a Delaware limited liability company and carries on business in the USA. St.George Insurance Pte Ltd is incorporated in and carries on business in Singapore. Managerial and Financial Services (Hong Kong) Limited is incorporated in Hong Kong. Scottish Pacific Business Finance Limited is incorporated in and carries out business in New Zealand. All other controlled entities are incorporated in Australia.

(b) In liquidation.

(c) Incorporated 5 December 2000.

(d) Formerly AAM Nominees Pty Limited

(e) The following controlled entities were disposed of during the year:

Adba Pty Limited	Sold	15 December 2000
Advance Life Insurance Limited	Deregistered	15 June 2001
Goldset Pty Limited	Sold	28 February 2001
Hanstock Fasteners Pty Limited	Sold	28 March 2001
Hanstock Home Systems Pty Limited	Sold	31 January 2001
Kerbridge Diagnostics Pty Limited	Sold	15 December 2000
Kerbridge Imaging Pty Limited	Sold	29 June 2001
Kerbridge Local Systems Pty Limited	Sold	22 November 2000
Kerbridge Waste Management Pty Limited	Sold	15 December 2000

NOTE 45 SEGMENTAL REPORTING

Industry Segments

2001	Banking and Finance $M	Insurance $M	Managed Funds $M	Consolidated $M
Revenue from ordinary activities	**3,802**	**47**	**152**	**4,001**
Net profit	**343**	**24**	**39**	**406**
Total assets	**50,497**	**170**	**137**	**50,804**
2000				
Revenue from ordinary activities	3,681	39	134	3,854
Net Profit	305	16	33	354
Total assets	49,133	153	324	49,610

The consolidated entity operates predominantly in Australia.

NOTE 46 INTEREST RATE RISK

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of the consolidated entity.

The objective of the consolidated entity's interest rate risk management policies is to minimise fluctuations in earnings over time from volatility in movements in interest rates.

(i) Interest Rate Risk in Non-Trading Activities

Interest rate risk is monitored by the Bank's Balance Sheet Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits set by the Bank's Asset and Liability Committee (ALCO) which reports to the Board.

The Balance Sheet Management unit reports to ALCO at least monthly.

The gap position between when assets, liabilities and synthetic instruments are contractually due to reprice represents one measure of the consolidated entity's interest rate risk position. The table below details the gap position at 30 September. The Bank does not use this information to manage interest rate risk as the contractual repricing gap position does not reflect the Bank's anticipated repricing gap position.

	As at 30 September 2001							
	Within 1 month $M	1 to 3 months $M	3 months to 1 year $M	1 to 5 years $M	After 5 years $M	Not Interest Bearing $M	Total $M	Weighted Average %
ASSETS								
Cash and liquid assets	438	–	–	–	–	–	438	2.25
Due from other financial institutions	445	–	–	–	–	13	458	1.47
Trading securities	2,992	857	160	170	45	–	4,224	4.87
Investment securities	132	12	–	319	–	–	463	4.12
Loans and other receivables	26,050	698	4,393	8,705	47	(194)	39,699	7.34
Bank acceptances of customers	–	–	–	–	–	1,170	1,170	
Other assets	–	–	–	–	–	4,352	4,352	
Total Assets	30,057	1,567	4,553	9,194	92	5,341	50,804	6.23
LIABILITIES								
Deposits and other borrowings	23,342	5,987	4,201	1,952	57	–	35,539	3.93
Due to other financial institutions	768	–	1	21	–	–	790	4.53
Bank acceptances	–	–	–	–	–	1,170	1,170	
Bonds and notes	1,696	4,679	1,176	225	–	–	7,776	3.80
Loan capital	–	–	–	458	311	–	769	3.76
Other liabilities	–	–	–	–	–	1,134	1,134	
Total Liabilities	25,806	10,666	5,378	2,656	368	2,304	47,178	3.74
Shareholders' equity and outside equity interests in controlled entities						3,626	3,626	
Off-balance sheet items affecting interest rate sensitivity	(8,060)	5,026	1,539	1,068	427	–	–	
Net mismatch		(3,809)	(4,073)	714	7,606	151	(589)	
Cumulative mismatch		(3,809)	(7,882)	(7,168)	438	589	–	

	As at 30 September 2000							
	Within 1 month $M	1 to 3 months $M	3 months to 1 year $M	1 to 5 years $M	After 5 years $M	Not Interest Bearing $M	Total $M	Weighted Average %
NOTE 46 INTEREST RATE RISK (continued)								
ASSETS								
Cash and liquid assets	499	–	–	–	–	–	499	2.81
Due from other financial institutions	148	–	–	–	–	–	148	4.95
Trading securities	3,047	418	320	145	–	–	3,930	6.09
Investment securities	179	420	–	620	–	–	1,219	6.71
Loans and other receivables	27,797	775	2,996	7,922	115	(151)	39,454	8.12
Bank acceptances of customers	–	–	–	–	–	607	607	
Other assets	–	–	–	–	–	3,753	3,753	
Total Assets	31,670	1,613	3,316	8,687	115	4,209	49,610	7.15
LIABILITIES								
Deposits and other borrowings	21,329	6,549	4,371	2,583	215	–	35,047	5.02
Due to other financial institutions	829	144	62	3	–	–	1,038	6.22
Bank acceptances	–	–	–	–	–	607	607	
Bonds and notes	2,700	3,316	1,141	212	–	–	7,369	5.70
Loan capital	–	277	–	40	662	–	979	5.33
Other liabilities	–	–	–	–	–	929	929	
Total Liabilities	24,858	10,286	5,574	2,838	877	1,536	45,969	4.99
Shareholders' equity and outside equity interests in controlled entities						3,641	3,641	
Off-balance sheet items affecting interest rate sensitivity	(14,826)	11,135	916	1,942	833	–	–	
Net mismatch	(8,014)	2,462	(1,342)	7,791	71	(968)		
Cumulative mismatch	(8,014)	(5,552)	(6,894)	897	968	–		

Gap positions are managed by the Balance Sheet Management unit through the use of derivative products, particularly swaps and options. Interest rate risk also arises from the impact of interest rate shifts on pricing relationships between asset and liability products of a retail or wholesale nature. The risk is monitored through simulation modelling which estimates the impact on net interest earnings due to changes in interest rates and/or the size and mix of the consolidated entity's balance sheet. Through the use of this simulation model, ALCO oversees interest rate risk management by determining profit risk parameters, product design and pricing policies.

The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment. Risk to earnings is measured by calculating the fluctuation in net interest earnings based on a 1% parallel increase in the bank bill swap curve. This risk is managed to ensure the net interest earnings fluctuation in the next 12 months is limited to a maximum of 10% of operating profit after income tax. This measure captures spread and market risk exposures.

(ii) Market Risk from Trading Activities

Market risk represents the risk to earnings from movements in price due to fluctuations in interest rates, exchange rates and market volatility. Market risk from trading activities is measured and reported by staff segregated and independent from the dealing, settlements and accounting functions. Intra day and overnight limits have been implemented by the Board. A Value-at-Risk (VaR) based on variance-covariance methodology is used as the primary method to quantify potential gains or losses resulting from movements in market interest rates and underpins the limit structures referred to above. The policy discipline applies to both trading and investment portfolios and includes physical positions and derivatives and performance against limit is reported to the Board Risk Management Committee monthly.

The consolidated entity uses an internal model for the calculation of VaR. For the unique risks relating to options, a contingent loss matrix, developed according to the specifications of Prudential Statement C3 (PSC3), issued by the Australian Prudential Regulation Authority (APRA), is used to generate delta-equivalent cash flows for use in the VaR model and a separate measurement for gamma, vega and other higher order terms. Both models use a 99% confidence interval and a 1 day holding period. APRA has accredited the consolidated entity's internal model for the calculation of capital allocation to market risk.

Stress testing of trading positions is conducted daily and back-testing of the internal VaR model is conducted monthly to ensure that the model is a viable predictor of actual trading losses.

NOTE 47 DERIVATIVES

Derivative Financial Instruments

Definition

A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Common derivatives used by the consolidated entity are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised below.

***Swaps**

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

***Options**

An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to buy at a specified price whereas a put option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium up front to acquire the rights in the option. The risk to the holder is limited to the premium whilst the risk to the seller of the option is unlimited.

***Futures**

A futures contract is a binding obligation to buy or sell a specific quantity of a specific type of goods at an agreed price. Every contract has a buyer and a seller. Most contracts dealt on exchanges are closed out prior to delivery date.

***Forwards**

A forward rate agreement (FRA) is an agreement to fix an interest rate on an agreed notional amount, term and date. The parties then settle the difference between the agreed interest rate and the market rate on the FRA settlement date.

Objectives for Holding Derivative Instruments

The consolidated entity makes use of the derivatives market both for trading purposes and to manage the risk of the Statements of Financial Position.

***Hedging**

Derivatives provide protection to income streams in a volatile financial environment.

Derivatives enable holders of actual or anticipated assets and liabilities (those with a value that may vary with rising or falling interest rates) to modify and eliminate the risk of varying values by transferring it to another entity that is willing to assume the risk.

The consolidated entity's objective when entering the derivative market for asset and liability management purposes is to protect future interest income streams in light of uncertain economic variables. The core operations of the consolidated entity are subject to the risk of interest rate fluctuations to the degree that the interest earning assets exceed the interest bearing liabilities or vice versa, in any given maturity or repricing period.

***Trading**

The majority of derivatives trading originates from proprietary trading and servicing selected clients' needs. Strict controls and trading limits are used to monitor the price risk resulting from interest rate and exchange rate fluctuations on net open positions. The credit risk associated with the instruments is limited to the current net market value which represents a small portion of the notional amount.

Strategies for Achieving Objectives for Holding Derivative Instruments

The primary objective in asset and liability management is to provide the maximum level of income while maintaining prudent levels of interest rate, liquidity and funding risk. In order to achieve these objectives a variety of interest rate forwards, swaps and options as well as cross currency derivatives are employed.

For all activities, the consolidated entity monitors future interest rate risk by simulating future net interest income resulting from applying a variety of different rate scenarios to its projected Statement of Financial Position. The consolidated entity also seeks to manage net interest income by hedging interest rate exposure arising from anticipated future transactions.

This process is controlled and managed through ALCO which addresses risk exposures and hedging requirements on a monthly basis (or more frequently if required). Where an on-balance sheet solution cannot be employed to position the Statement of Financial Position effectively, the derivatives market is used.

The risks associated with derivatives are identical to the risks that are encountered by the consolidated entity for normal retail and commercial banking business (credit risk, market risk and liquidity risk). These risks are managed consistently in line with the consolidated entity's overall risk management policies.

NOTE 47 DERIVATIVES (continued)

The following table provides an overview of the consolidated entity's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

	Consolidated				Bank			
	Notional Amount		Credit Equivalent		Notional Amount		Credit Equivalent	
	2001	2000	2001	2000	2001	2000	2001	2000
	$M	$M	$M	$M	$M	$M	$M	$M
(a) Interest Rate Commitments								
Futures	10,739	7,871	–	–	10,739	7,871	–	–
Forward rate agreements	12,430	19,367	9	3	12,430	19,367	9	3
Swaps	49,256	50,241	440	289	49,256	50,241	440	289
Options	61	121	–	–	61	121	–	–
Total Interest Rate Commitments	72,486	77,600	449	292	72,486	77,600	449	292
(b) Foreign Exchange Commitments								
Spot, Forwards	17,390	16,319	508	530	17,390	16,319	508	530
Swaps	5,528	5,625	1,647	1,090	5,528	5,625	1,647	1,090
Options	1,563	139	23	2	1,563	139	23	2
Total Foreign Exchange Commitments	24,481	22,083	2,178	1,622	24,481	22,083	2,178	1,622

The credit equivalent amounts represent a measure of the potential loss to the consolidated entity as a result of non performance by a counter party.

The notional amounts for derivatives do not represent assets or liabilities on the Statements of Financial Position, but represent the basis for calculating net amounts from underlying reference rates. The consolidated entity's exposure to counter party risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

The credit risk associated with futures contracts is negligible as contracts are collateralised by cash with any changes in market value of contracts being settled on a daily basis with the clearing house.

As the consolidated entity's primary reason for holding derivatives is for Statement of Financial Position hedging purposes, the majority of derivatives have been transacted with financial institutions of investment grade quality. The consolidated entity's credit policy and procedures ensures that exposures to counter party risks are constantly monitored, thereby limiting credit risk concentration to any individual counter party through risk limits approved by the Board.

NOTE 48 RELATED PARTY INFORMATION

Australian banks have been exempted (subject to certain conditions), under an ASIC Class Order 98/110 dated 10 July 1998, from making disclosure of:

– any loan made, guaranteed or secured by a bank to related parties (other than directors); and

– financial instrument transactions between related parties (other than in respect of shares and share options),

where a director of the relevant entity is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either:

– an arms-length basis, or

– with approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not cover transactions which relate to the supply of goods and services to a bank.

The Class Order does not apply to a loan or financial instrument transaction which any director of the Bank should be reasonably aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

This exemption is subject to the Bank lodging with ASIC, a statutory declaration made by two (2) directors, confirming compliance with the provisions of the Class Order. The Bank will be lodging such a declaration with ASIC in its Annual Return in respect of the year ended 30 September 2001.

NOTE 48 RELATED PARTY INFORMATION (continued)

Directors:

The names of each person holding the position of director during the financial year are:

F J Conroy
J J Mallick
E A O'Neal
L F Bleasel
J S Curtis
G Ettinger
P D R Isherwood
G J Reaney
J M Thame

Loans to directors:

The aggregate amount of loans outstanding as at 30 September 2001 was $Nil (2000: $Nil).

Shares and share options of directors:

The aggregate number of shares acquired by directors and their director related entities, resulting from transactions with the Bank during the financial year ended 30 September 2001, was 28,174 (2000: 21,156) ordinary shares. The aggregate number of shares in the Bank held by the directors and their director related entities as at 30 September 2001 were 319,907 (2000: 291,733) ordinary shares, nil (2000: 4,129) converting preference shares and 649 (2000: Nil) preferred resetting yield marketable equity securities. On 1 December 2000 and 29 May 2001, ordinary shares of 3,263 and 2,809 were allocated to the Managing Director, Mr E A O'Neal (since deceased) in accordance with the terms and conditions of the Employee Share Purchase Plan. The shares were acquired on market by the Plan.

No shares were disposed of by directors and their director related entities resulting from transactions with the Bank.

Details of share options granted to the Managing Director are detailed in Note 39. No share options have been granted to non-executive directors.

Other transactions of directors and their director related entities:

(a) Financial instrument transactions

Financial instrument transactions (other than in respect of loans and shares disclosed above) with the directors of the Bank occur in the ordinary course of business of the Bank on an arm's length basis, and are considered to be trivial or domestic transactions as they are in the nature of normal personal banking and deposit transactions.

(b) Other transactions (other than financial instrument transactions)

- Pursuant to a corporate agency agreement dated 29 June 1988 and a life agency agreement dated 31 May 1992, the Bank received commission income from Royal and Sun Alliance Insurance Limited, of which Mr J J Mallick is a director. During the financial year, the Bank received commission income of $2,795,589 (2000: $4,949,311) from Royal and Sun Alliance Insurance Limited which was calculated at standard business rates. Insurance premium payments by the Bank to Royal and Sun Alliance Insurance Limited in the ordinary course of business was $418,845 (2000: $431,249).
- During the financial year, the Bank made donations of $25,000 (2000: $250,000) to the St.George Foundation Trust (the Foundation). Messrs F J Conroy, J J Mallick and E A O'Neal were Governors of the Foundation during the year, which was founded by the Bank for public charitable purposes.
- Mr L F Bleasel was the Managing Director of The Australian Gas Light Company up to 28 February 2001. Mr G J Reaney is a director of The Australian Gas Light Company. Payments by the consolidated entity for the provision of goods and services in the ordinary course of business during the year to this company was $780,624 (2000: $1,137,887).
- Mr J S Curtis is the Chairman of Allianz Australia Limited and the Chairman of First Data Resources Australia Limited's Advisory Committee. Insurance premium payments by the Bank to Allianz Australia Limited, in the ordinary course of business, was $597,652 (2000: $538,378). Payments made to First Data Resources Australia Limited in the ordinary course of business were $5,005 (2000: $Nil).
- During the financial year, Mr L F Bleasel became a director of QBE Insurance Group Limited. Insurance premium payments by the Bank to QBE in the ordinary course of business was $163,639 during the financial year.

NOTE 48 RELATED PARTY INFORMATION (continued)

(c) Controlled entities:

The Bank's aggregate investment in amounts receivable from and amounts due to controlled entities are disclosed in the Statement of Financial Position of the Bank.

Details of amounts paid or received from controlled entities in the form of dividends or interest are set out in Notes 2 and 3 to the Financial Statements.

NOTE 49 NET FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is limited to the net fair value of the consolidated entity's on and off-balance sheet financial instruments.

The disclosure excludes all non-financial instruments and hence the aggregate net fair value amounts are not representative of the underlying value of the consolidated entity.

The net fair value represents the amount (after transaction costs) for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties. The value of the consolidated entity's relationship with customers together with non-financial instruments are not included in the disclosure below.

Quoted market prices are adjusted for material transaction costs and used as the measure of net fair value. Where quoted market prices are not available, net fair values are based on present value estimates or other methods of valuation. The fair value of short term financial instruments is estimated to equal their carrying value as these instruments reprice or mature in 180 days or less with no significant change in credit risk.

The estimates of net fair value are subjective and involve the exercise of judgement. Changes in assumptions used could have a material impact on the amounts disclosed. As a result, it is difficult to make reasonable comparisons of the consolidated entity to other financial institutions due to the wide range of valuation techniques and numerous estimates which must be made.

	Carrying Value		Fair Value	
	2001	2000	**2001**	2000
	$M	$M	**$M**	$M
Financial Assets				
Cash and liquid assets	**438**	499	**438**	499
Due from other financial institutions	**458**	148	**458**	148
Trading securities	**4,224**	3,930	**4,224**	3,930
Investment securities	**463**	1,219	**451**	1,225
Loans and other receivables	**39,699**	39,454	**39,859**	39,624
Bank acceptances of customers	**1,170**	607	**1,170**	607
Financial Liabilities				
Deposits and other borrowings	**35,539**	35,047	**35,602**	35,098
Due to other financial institutions	**790**	1,038	**790**	1,038
Bank acceptances	**1,170**	607	**1,170**	607
Bonds and notes	**7,776**	7,369	**7,783**	7,358
Loan capital	**769**	979	**820**	964
Other financial liabilities	**577**	305	**455**	367

NOTE 49 NET FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Cash and liquid assets, due from other financial institutions and bank acceptances of customers

The carrying value of cash and liquid assets, due from other financial institutions and bank acceptances of customers approximate their net fair value as they are short term in nature or are receivable on demand.

Trading securities

Trading securities are recorded at market value. Market value is based on quoted market prices, broker or dealer price quotations.

Investment securities

Net fair value is based on quoted market prices, broker or dealer price quotations. Where such prices are not available, net fair value is estimated using quoted market prices for securities with similar characteristics.

Loans and other receivables

The carrying value of loans and other receivables is net of specific and general provisions for doubtful debts and unearned income. For variable rate loans (excluding impaired loans), the carrying amount is a reasonable estimate of net fair value. The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

For impaired assets the net fair value is calculated by discounting expected future cash flows using a discount rate which includes a premium for uncertainty of the cash flows.

Deposits and other borrowings

The net fair value of at call, variable rate deposits and fixed rate deposits repricing within six months, is the carrying value at 30 September. For other deposits, discounted cash flow models based upon current market rates for debt with similar characteristics and maturities were used to calculate net fair values.

Due to other financial institutions

The carrying values of balances due to other financial institutions is considered to approximate their net fair value.

Bonds and notes and loan capital

The net fair values of bonds and notes and loan capital was calculated based on quoted market prices at 30 September. Where quoted prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining maturity of the instrument was used.

Other financial liabilities

This category includes the on-balance sheet impact of derivatives for which the net fair value is calculated by discounting projected cash flows using current market yields. The carrying amount of accrued expenses payable is considered to approximate the net fair value.

Provision for income tax, dividends, employee entitlements and restructuring are not considered to be financial instruments.

NOTE 50 EVENTS OCCURRING AFTER REPORTING DATE

Acquisition of WealthPoint Limited

On 5 November 2001, St.George Group Holdings Pty Limited acquired the shares and had cancelled the options of WealthPoint Limited it did not already own. The total carrying value of the investment in WealthPoint Limited following the completion of the transaction was $138 million, giving rise to goodwill of approximately $130 million.

The financial results of WealthPoint Limited are to be consolidated from 5 November 2001.

DIRECTORS' DECLARATION

FOR THE YEAR ENDED 30 SEPTEMBER 2001

In the opinion of the directors of St.George Bank Limited:

1. (a) the financial statements and notes, set out on pages 2 to 52 are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the Bank and the consolidated entity as at 30 September 2001 and their performance, as represented by the results of their operations and cash flows for the year ended on that date; and

   (ii) complying with Accounting Standards and Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

2. There are reasonable grounds to believe the Bank and the subsidiaries identified in Note 42 (c) will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those subsidiaries pursuant to ASIC Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

F J Conroy
Executive Chairman

J J Mallick
Deputy Chairman

Dated at Kogarah, New South Wales
7 November 2001

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ST.GEORGE BANK LIMITED

FOR THE YEAR ENDED 30 SEPTEMBER 2001

SCOPE

We have audited the financial report of St.George Bank Limited, for the year ended 30 September 2001, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying Notes (1 to 50), and the directors' declaration set out on pages 2 to 53. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Bank and the entities it controlled at the end of the year or from time to time during the financial year. The Bank's directors are responsible for the financial reports. We have conducted an independent audit of this financial report in order to express an opinion on them to the members of the Bank.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial reports are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and the other disclosures in the financial reports, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial reports are presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Bank's and the consolidated entity's financial position and performance, as represented by the results of their operations and cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of St.George Bank Limited is in accordance with:

a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Bank's and consolidated entity's financial position as at 30 September 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

b) other mandatory professional reporting requirements.

KPMG

KPMG

J F Teer
Partner

45 Clarence Street, Sydney, New South Wales, 2000
7 November 2001

CAPITAL ADEQUACY

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Statement of Financial Position exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to four categories of risk weighting (0, 20, 50 and 100 per cent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

Effective from 1 January 1998, APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

APRA's guidelines stipulate banks must maintain a ratio of qualifying capital to risk-weighted assets (credit risk assets plus notional market risk assets) of at least 8 per cent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 per cent of the minimum capital requirement and the contribution made to the capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1. Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of Tier 1 and Tier 2 capital.

The position with respect to these ratios as at 30 September is summarised below:

	Consolidated 2001 $M	Consolidated 2000 $M
Qualifying Capital		
Tier 1		
Share capital	**3,127**	3,174
Reserves	**665**	497
Retained profits	**102**	77
Less: Goodwill and other APRA adjustments	**(1,515)**	(1,574)
Total Tier 1 capital	**2,379**	2,174
Tier 2		
Asset revaluations	**34**	24
Subordinated debt	**734**	951
General provision for doubtful debts (not tax effected)	**133**	132
Total Tier 2 capital	**901**	1,107
Less: Deductions	**(40)**	(40)
Total qualifying capital	**3,240**	3,241

	Face Value 2001 $M	Risk Weight %	Risk Weighted Balance 2001 $M	Risk Weighted Balance 2000 $M
Risk Weighted Assets				
(i) On Balance Sheet Assets				
Cash, claims on Reserve Bank, Australian Commonwealth, State and Territory – Governments, Central Government and Central Banks of OECD countries	**6,923**	–	**–**	–
Claims on local governments, public sector entities, Authorised Deposit Taking Institutions	**545**	20	**109**	229
Loans secured by residential property	**30,670**	50	**15,335**	15,114
All other assets	**11,980**	100	**11,980**	11,365
Total on Balance Sheet Assets* – credit risk	**50,118**		**27,424**	26,708

CAPITAL ADEQUACY (continued)	Face Value 2001 $M	Credit Equivalent Amount 2001 $M	Risk Weighted Balance 2001 $M	Risk Weighted Balance 2000 $M
(ii) Off Balance Sheet Exposures				
Direct credit substitutes	227	227	204	151
Trade and performance related items	59	22	22	37
Commitments	9,374	898	487	344
Foreign exchange, interest rate and other market related transactions	95,332	2,627	826	577
Total off Balance Sheet exposures – credit risk	104,992	3,774	1,539	1,109
Risk weighted assets – credit risk			28,963	27,817
Risk weighted assets – market risk			263	285
Total risk weighted assets			29,226	28,102
Capital Adequacy Ratio			%	%
Tier 1			8.1	7.7
Tier 2			3.1	3.9
Less: deductions			(0.1)	(0.1)
Total Capital Ratio			11.1	11.5

*The difference between total on balance sheet assets and the consolidated entity's Statement of Financial Position results from the alternative treatment prescribed by APRA for items such as goodwill and provisions for bad and doubtful debts.